Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

June 30, 2017 and 2016

KB Financial Group Inc. and Subsidiaries

Index

June 30, 2017 and 2016

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of consolidated interim statement of financial position of the Group as of June 30, 2017, and the related consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2017 and 2016, and consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2017 and 2016, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with the Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 14, 2017. The statement of financial position as of December 31, 2016, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2016.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

August 11, 2017

This report is effective as of August 11, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2017 and December 31, 2016

(in millions of Korean won)	Notes	June 30, 2017		December 31, 2016
		(Unaudited)

Assets
Cash and due from financial institutions	4,6,7,38	~~W~~	19,166,122	~~W~~	17,884,863
Financial assets at fair value through profit or loss	4,6,11		31,758,525		27,858,364
Derivative financial assets	4,6,8		2,049,604		3,381,935
Loans	4,6,9,10		279,777,638		265,486,134
Financial investments	4,6,11		60,844,468		45,147,797
Investments in associates	12		347,425		1,770,673
Property and equipment	13		4,226,576		3,627,268
Investment property	13		954,495		755,011
Intangible assets	14		3,030,340		652,316
Current income tax assets			40,876		65,738
Deferred income tax assets	15,33		4,905		133,624
Assets held for sale	16		73,119		52,148
Assets of disposal group classified as held for sale	17		1,868,684		—
Other assets	4,6,18		18,106,650		8,857,785

Total assets		~~W~~	422,249,427	~~W~~	375,673,656

Liabilities
Financial liabilities at fair value through profit or loss	4,6,19	~~W~~	13,023,051	~~W~~	12,122,836
Derivative financial liabilities	4,6,8		2,146,808		3,807,128
Deposits	4,6,20		245,351,977		239,729,695
Debts	4,6,21		27,439,465		26,251,486
Debentures	4,6,22		40,309,288		34,992,057
Provisions	23		588,583		537,717
Net defined benefit liabilities	24		294,837		96,299
Current income tax liabilities			79,500		441,812
Deferred income tax liabilities	15,33		589,225		103,482
Insurance liabilities	37		30,781,768		7,290,844
Liabilities of disposal group classified as held for sale	17		1,600,158		—
Other liabilities	4,6,25		27,166,739		19,038,897

Total liabilities			389,371,399		344,412,253

Equity
Share capital	26		2,090,558		2,090,558
Capital surplus	26		16,988,891		16,994,902
Accumulated other comprehensive income	26,35		699,102		405,329
Accumulated other comprehensive income related to disposal group held for sale	17		(1,049)		—
Retained earnings	26		13,594,934		12,229,228
Treasury shares	26		(801,201)		(721,973)

Equity attributable to shareholders of the Parent Company			32,571,235		30,998,044
Non-controlling interests			306,793		263,359

Total equity			32,878,028		31,261,403

Total liabilities and equity		~~W~~	422,249,427	~~W~~	375,673,656

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2017 and 2016

		Period Ended June 30
(In millions of Korean won, except per share amounts)	Notes	2017 (Unauditied)				2016 (Unauditied)
		Three months		Six months		Three months		Six months
Interest income		~~W~~	2,835,003	~~W~~	5,438,813	~~W~~	2,464,576	~~W~~	4,930,908
Interest expense			(895,834)		(1,773,291)		(919,935)		(1,879,983)

Net interest income	5,27		1,939,169		3,665,522		1,544,641		3,050,925

Fee and commission income			991,971		1,931,049		759,981		1,479,541
Fee and commission expense			(481,761)		(900,201)		(395,699)		(747,102)

Net fee and commission income	5,28		510,210		1,030,848		364,282		732,439

Insurance income			2,906,818		3,175,417		303,726		659,689
Insurance expense			(2,679,863)		(2,968,259)		(332,043)		(717,367)

Net insurance income(expense)	37		226,955		207,158		(28,317)		(57,678)

Net gains on financial assets/liabilities at fair value through profit or loss	5,29		114,047		355,333		81,624		119,853

Net other operating expenses	5,30		(299,059)		(458,584)		(73,367)		(115,993)

General and administrative expenses	5,31		(1,322,371)		(2,489,592)		(1,069,293)		(2,123,101)

Operating profit before provision for credit losses	5		1,168,951		2,310,685		819,570		1,606,445

Provision for credit losses	5,10,18,23		(52,804)		(307,698)		(194,532)		(313,500)

Net operating income	5		1,116,147		2,002,987		625,038		1,292,945

Share of profit of associates	5,12		6,665		59,115		122,595		160,333
Net other non-operating income	5,32		124,199		150,167		2,720		16,882

Net non-operating income			130,864		209,282		125,315		177,215

Profit before income tax	5		1,247,011		2,212,269		750,353		1,470,160

Income tax expense	5,33		(242,262)		(319,931)		(154,970)		(320,543)

Profit for the period	5		1,004,749		1,892,338		595,383		1,149,617

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	24		(3,664)		(7,127)		(2,696)		(5,051)
Share of other comprehensive income of associates			150		(131)		334		199

			(3,514)		(7,258)		(2,362)		(4,852)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			29,019		(31,935)		871		(8,303)
Valuation gains on financial investments			163,882		229,449		5,111		143,046
Shares of other comprehensive income of associates			79,565		102,869		48,406		87,998
Cash flow hedges			1,320		2,587		(942)		(1,447)
Gains(losses) on hedges of a net investment in a foreign operation			(2,524)		4,727		(8,279)		(1,338)
Comprehensive income of separate account			(1,318)		(1,318)		—		—

			269,944		306,379		45,167		219,956

Other comprehensive income for the period, net of tax			266,430		299,121		42,805		215,104

Total comprehensive income for the period		~~W~~	1,271,179	~~W~~	2,191,459	~~W~~	638,188	~~W~~	1,364,721

Profit is attributable to:
Shareholders of the Parent Company	5	~~W~~	990,081	~~W~~	1,860,182	~~W~~	580,363	~~W~~	1,125,367
Non-controlling interests	5		14,668		32,156		15,020		24,250

	5	~~W~~	1,004,749	~~W~~	1,892,338	~~W~~	595,383	~~W~~	1,149,617

Total comprehensive income for the period is attributable to:
Shareholders of the Parent Company		~~W~~	1,253,103	~~W~~	2,156,398	~~W~~	623,129	~~W~~	1,340,342
Non-controlling interests			18,076		35,061		15,059		24,379

		~~W~~	1,271,179	~~W~~	2,191,459	~~W~~	638,188	~~W~~	1,364,721

Earnings per share	36
Basic earnings per share		~~W~~	2,497	~~W~~	4,688	~~W~~	1,530	~~W~~	2,944
Diluted earnings per share			2,485		4,665		1,523		2,931

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2017 and 2016

	Equity attributable to shareholders of the Parent Company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Comprehensive Income of Disposal group Held for sale		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity
Balance at January 1, 2016	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	430,244	~~W~~	—	~~W~~	10,464,109	~~W~~	—	~~W~~	222,101	~~W~~	28,902,722

Comprehensive income
Profit for the period		—		—		—		—		1,125,367		—		24,250		1,149,617
Remeasurements of net defined benefit liabilities		—		—		(4,999)		—		—		—		(52)		(5,051)
Exchange differences on translating foreign operations		—		—		(8,303)		—		—		—		—		(8,303)
Change in value of financial investments		—		—		142,985		—		—		—		61		143,046
Shares of other comprehensive income of associates		—		—		88,197		—		—		—		—		88,197
Cash flow hedges		—		—		(1,567)		—		—		—		120		(1,447)
Losses on hedges of a net investment in a foreign operation		—		—		(1,338)		—		—		—		—		(1,338)

Total comprehensive income		—		—		214,975		—		1,125,367		—		24,379		1,364,721

Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		—		(378,625)		—		(5,156)		(383,781)
Acquisition of treasury shares		—		—		—		—		—		(300,006)		—		(300,006)
Changes in interest in subsidiaries		—		(5)		—		—		—		—		—		(5)

Total transactions with shareholders		—		(5)		—		—		(378,625)		(300,006)		(5,156)		(683,792)

Balance at June 30, 2016 (Unaudited)	~~W~~	1,931,758	~~W~~	15,854,505	~~W~~	645,219	~~W~~	—	~~W~~	11,210,851	~~W~~	(300,006)	~~W~~	241,324	~~W~~	29,583,651

Balance at January 1, 2017	~~W~~	2,090,558	~~W~~	16,994,902	~~W~~	405,329	~~W~~	—	~~W~~	12,229,228	~~W~~	(721,973)	~~W~~	263,359	~~W~~	31,261,403

Comprehensive income
Profit for the period		—		—		—		—		1,860,182		—		32,156		1,892,338
Remeasurements of net defined benefit liabilities		—		—		(7,047)		—		—		—		(80)		(7,127)
Exchange differences on translating foreign operations		—		—		(32,097)		—		—		—		162		(31,935)
Change in value of financial investments		—		—		226,455		—		—		—		2,994		229,449
Shares of other comprehensive income of associates		—		—		102,738		—		—		—		—		102,738
Cash flow hedges		—		—		2,683		—		—		—		(96)		2,587
Losses on hedges of a net investment in a foreign operation		—		—		4,727		—		—		—		—		4,727
Comprehensive income of separate account		—		—		(1,243)		—		—		—		(75)		(1,318)
Transfer to other accounts		—		—		(2,443)		(1,049)		3,492		—		—		—

Total comprehensive income		—		—		293,773		(1,049)		1,863,674		—		35,061		2,191,459

Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		—		(497,968)		—		(5,156)		(503,124)
Acquisition of treasury shares		—		566		—		—		—		(79,228)		—		(78,662)
Changes in interest in subsidiaries		—		(5,169)		—		—		—		—		11,189		6,020
Others		—		(1,408)		—		—		—		—		2,340		932

Total transactions with shareholders		—		(6,011)		—		—		(497,968)		(79,228)		8,373		(574,834)

Balance at June 30, 2017 (Unaudited)	~~W~~	2,090,558	~~W~~	16,988,891	~~W~~	699,102	~~W~~	(1,049)	~~W~~	13,594,934	~~W~~	(801,201)	~~W~~	306,793	~~W~~	32,878,028

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2017 and 2016

		Six-Month Period Ended June 30
(in millions of Korean won)	Note	2017		2016
		(Unaudited)		(Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	1,892,338	~~W~~	1,149,617

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss			19,569		(83,130)
Net loss(gain) on derivative financial instruments for hedging purposes			66,465		(58,114)
Adjustment of fair value of derivative financial instruments			(989)		(1,419)
Provision for credit loss			307,698		313,500
Net loss(gain) on financial investments			81,470		(133,357)
Share of profit of associates			(59,115)		(160,333)
Depreciation and amortization expense			225,203		122,447
Other net losses on property and equipment/intangible assets			11,788		4,964
Share-based payments			36,342		8,350
Policy reserve appropriation			607,447		257,502
Post-employment benefits			102,165		95,149
Net interest expense			212,290		193,142
Loss on foreign currency translation			20,151		92,191
Gains on bargain purchase			(122,986)		—
Net other expense			126,664		59,183

			1,634,162		710,075

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(2,319,800)		(1,462,809)
Derivative financial instruments			34,223		20,112
Loans			(10,025,127)		(8,281,253)
Current income tax assets			24,873		3,311
Deferred income tax assets			82,952		4,084
Other assets			(6,765,813)		(989,926)
Financial liabilities at fair value through profit or loss			529,264		589,786
Deposits			7,267,752		7,115,206
Deferred income tax liabilities			99,788		(30,328)
Other liabilities			2,537,143		3,628,311

			(8,534,745)		596,494

Net cash inflow(outflow) from operating activities			(5,008,245)		2,456,186

Cash flows from investing activities
Disposal of financial investments			17,988,951		17,239,994
Acquisition of financial investments			(19,671,252)		(17,287,082)
Disposal of investments in associates			95,771		81,409
Acquisition of investments in associates			(34,162)		(1,353,719)
Disposal of property and equipment			3,027		377
Acquisition of property and equipment			(93,376)		(69,258)
Acquisition of investment property			—		(479)
Disposal of intangible assets			4,627		4,847
Acquisition of intangible assets			(50,118)		(42,331)
Net cash flows from the change in subsidiaries			(842,935)		—
Others			162,835		(310,456)

Net cash outflow from investing activities			(2,436,632)		(1,736,698)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			34,906		12,595
Net increase(decrease) in debts			1,591,298		(1,205,246)
Increase in debentures			69,902,246		46,327,221
Decrease in debentures			(64,378,817)		(45,191,919)
Increase in other payables from trust accounts			248,938		249,480
Dividends paid to shareholders of the Parent Company			(497,968)		(378,625)
Acquisition of treasury shares			(82,177)		(300,006)
Disposal of treasury shares			3,515		—
Dividends paid to non-controlling interests			(5,156)		(5,156)
Increase in non-controlling interests			(163,656)		—
Others			(31,972)		(34,637)

Net cash inflow(outflow) from financing activities			6,621,157		(526,293)

Effect of exchange rate changes on cash and cash equivalents			20,705		81,259

Net increase(decrease) in cash and cash equivalents			(803,015)		274,454
Cash and cash equivalents at the beginning of the period	38		7,414,836		7,457,919
Cash and cash equivalents classified as disposal group held for sale			22,489		—
Cash and cash equivalents at the end of the period	38	~~W~~	6,634,310	~~W~~	7,732,373

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

1. The Parent Company

KB Financial Group Inc. (the Parent Company) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017.

The Parent Company’s share capital as of June 30, 2017, is ~~W~~2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

The Group’s consolidated interim financial statements for the six-month period ended June 30, 2017, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These condensed interim consolidated financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of June 30, 2017.

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2017. The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

•	Amendments to Korean IFRS 1007 Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows requires to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows.

•	Amendments to Korean IFRS 1012 Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

•	Amendments to Korean IFRS 1112 Disclosure of Interests in Other Entities

Amendments to Korean IFRS 1112 clarify when an entity’s interest in a subsidiary, a joint venture or an associate is classified as held for sales in accordance with Korean IFRS 1105, the entity is required to disclose other information except for summarized financial information in accordance with Korean IFRS 1112.

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2017 and have not been early adopted by the Group are set out below.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or it held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with Korean IFRS 1109. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture. The Group will apply these amendments retrospectively for annual periods beginning on or after January 1, 2018, and early adoption is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements because the Group is not a venture capital organization.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendments will be effective for annual periods beginning on or after January 1, 2018, with early adoption. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Enactments to Interpretation 2122 Foreign Currency Transactions and Advance Consideration

According to these enactments, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not expect the enactments to have a significant impact on the consolidated financial statements.

•	Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior periods in relation to classification, measurement and impairment of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Group’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Group and macroeconomic variables.

Within the Group, Korean IFRS 1109 Task Force Team (‘TFT’) has been set up to prepare for implementation of Korean IFRS 1109 since October 2015. There are three stages for implementation of Korean IFRS, such as analysis, design and implementation, and preparation for application. The Group is analyzing the financial impacts of Korean IFRS 1109 on its consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Stage	Period	Process
1	From Oct. to Dec. 2015 (for 3 months)	Analysis of GAAP differences and development of methodology

2	From Jan. to Dec. 2016 (for 12 months)	Development of methodology, definition of business requirement, and the system development and test.

3	From Jan. 2017 to Mar. 2018 (for 15 months)	Preparation for opening balances of the financial statements

Meanwhile, the following areas are likely to be affected in general.

(a)	Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Business model	Contractual cash flows characteristics
	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]

Hold the financial asset for the collection of the contractual cash flows and trading	Measured at fair value through other comprehensive income[1]

Hold for trading and others	Measured at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	A designation at fair value through other comprehensive income is allowed only if the financial instrument is the equity investment that is not held for trading (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(b) Classification and Measurement of Financial Liabilities

Korean IFRS 1109 requires the amount of the change in the liability’s fair value attributable to changes in the credit risk to be recognized in other comprehensive income, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Under Korean IFRS 1039, all financial liabilities designated at fair value through profit or loss recognized their fair value movements in profit or loss. However, under Korean IFRS 1109, certain fair value movements will be recognized in other comprehensive income and as a result, profit or loss from fair value movements may decrease.

(c) Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected credit loss impairment model’ which replaces the incurred loss model under Korean IFRS 1039 that impaired asset if there is objective evidence and applies to:

•	Financial assets measured at amortized cost,

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

Under Korean IFRS 1109, a credit event (or impairment ‘trigger’) no longer has to occur before credit losses are recognized. The Group will always recognize (at a minimum) 12-month expected credit losses in profit or loss. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

Stage		Loss allowance
1	No significant increase in credit risk after initial recognition	12-month expected credit losses: expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date

2	Significant increase in credit risk after initial recognition	Lifetime expected credit losses: expected credit losses that result from all possible default events over the life of the financial instrument

3	Credit-impaired

Under Korean IFRS 1109, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance with any changes recognized in profit or loss.

(d) Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

With implementation of Korean IFRS 1109, volatility in profit or loss may be reduced as some items that were not eligible as hedged items or hedging instruments under Korean IFRS 1039 are now eligible under Korean IFRS 1109.

Meanwhile, Kookmin Bank(the Bank), a major subsidiary of the Group, performed an impact assessment to identify potential financial effects of applying Korean IFRS 1109. The assessment was performed based on retainable information as at December 31, 2016, and the results of the assessment are explained as below. The Bank plans to perform more detailed analysis on financial effects based on additional information in the future; therefore, the results of the assessment may change due to additional information that the Bank may obtain and decisions derived thereof after the assessment.

(a) Classification and Measurement of Financial Assets

According to Korean IFRS 1109, debt securities those contractual cash flows do not represent solely payments of principal and interest and held for trading, and equity securities that are not designated as instruments measured at fair value through other comprehensive income are measured at fair value through profit or loss. As at December 31, 2016, the Bank holds debt securities, equity securities and other financial assets classified as financial assets at fair value through profit or loss that amount to ~~W~~7,693,118 million, ~~W~~61,230 million and ~~W~~201,884 million, respectively.

Based on results from the impact assessment, if the Bank applies Korean IFRS 1109 to the financial assets measured at fair value through profit or loss as at December 31, 2016, the application will not have a material impact on the financial statements because the majority of the financial assets will still be classified as at fair value through profit or loss.

According to Korean IFRS 1109, a debt security is measured at fair value through other comprehensive income if the objective of the business model is achieved both by collecting contractual cash flows and selling financial assets; and the contractual cash flows represents solely payments of principal and interest on a specific date under contract terms. As at December 31, 2016, the Bank holds debt securities and beneficiary securities of ~~W~~25,379,866 million classified as financial assets available-for-sale.

Based on results from the impact assessment of Korean IFRS 1109, if Korean IFRS 1109 is applied for the above debt securities classified as financial assets available-for-sale, the Bank expects the majority of the financial assets to be measured at fair value through other comprehensive income. Meanwhile, the beneficiary securities amounting to ~~W~~3,572,421 million which of contractual cash flows under the instrument do not solely represent payments of principal and interest on the principal amount, are measured at fair value through profit or loss, accordingly, the Bank expects volatility in profit or loss may be increased.

According to Korean IFRS 1109, equity securities that are not held for trading, the Bank can make an irrevocable election at initial recognition to classify the instruments as assets measured at fair value through other comprehensive income, which all subsequent changes in fair value being recognized in other comprehensive income and not recycled to profit or loss. As at December 31, 2016, the Bank holds equity securities of ~~W~~1,925,042 million classified as financial assets available-for-sale.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Based on results from the impact assessment of Korean IFRS 1109, the Bank plans to designate most equity securities as instruments measured at fair value through profit or loss except some equity instruments, which are classified in financial assets available-for-sale, held for business agreement and investment purpose. Therefore, the Bank expects the application of Korean IFRS 1109 on these financial assets may increase volatility in profit or loss.

According to Korean IFRS 1109, a debt instrument is measured at amortized cost if: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent payments of principal and interest. As at June 30, 2017, the Bank measured loans and receivables of ~~W~~236,551,052 million, cash and due from financial institutions of ~~W~~14,681,846 million and financial assets held-to-maturity of ~~W~~8,427,498 million at amortized costs.

Based on results from the impact assessment, if the Bank applies Korean IFRS 1109 to the above financial assets, the application will not have a material impact on the financial statements. This is because the Bank holds the majority of financial assets measured at amortized cost that meets the both criteria: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent payments of principal and interest, although loans with conversion right and a part of due from financial institutions which of contractual cash flows do not represent solely payments of principal and interest, are recognized at fair value through profit or loss.

(b) Classification and Measurement of Financial Liabilities

Based on results from the impact assessment of Korean IFRS 1109, the Bank expects that the application will have no impact on the financial statements because the Bank had no financial liabilities designated as at fair value through profit or loss as at December 31, 2016.

(c) Impairment: Financial Assets and Contract Assets

Based on results from the impact assessment, the loss allowance as at December 31, 2016 is expected to be increased by ~~W~~146 billion to ~~W~~2,004 billion, and the regulatory reserve for credit losses is estimated to be decreased comparing to current level. And the Bank expects that there will be no material change on BIS ratio(Total Regulatory Capital) compared to the current 16.32%.

The results of the assessment may be changed due to additional information that the Bank may obtain after the assessment and related decisions.

(d) Hedge Accounting

As of December 31, 2016, the Bank applies the hedge accounting to its assets and liabilities that amount to ~~W~~4,086,364 million. With applying the hedge accounting, the Bank recognized the changes in fair value of fair value hedging instruments for ~~W~~81,884 million in profit or loss, and there was no reclassification of the changes in fair value of cash flow hedging instruments to profit or loss, which were previously recognized in other comprehensive income. As of December 31, 2016, the changes in fair values of cash flow hedging instruments and hedge on net investments in foreign operation which have been recognized in accumulated other comprehensive income amount to ~~W~~445 million and ~~W~~42,602 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Furthermore, when the Bank first applies Korean IFRS 1109, it may choose as its accounting policy to continue to apply all of the hedge accounting requirements of Korean IFRS 1039 instead of the requirements of Korean IFRS 1109.

•	Korean IFRS 1115 Revenue from Contracts with Customers

Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers.

Korean IFRS 1018 and other, the current standard, provide revenue recognition criteria by type of transactions; such as, sales goods, the rendering of services, interest income, royalty income, dividend income, and construction contracts. However, Korean IFRS 1115, the new standard, is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Group will apply new standard for annual reporting periods beginning on or after January 1, 2018, and early adoption is permitted. The Group is analyzing financial impacts of Korean IFRS 1115 on its consolidated financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated interim financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expenses for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s internal capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and internal capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and internal capital as a management indicator. The Group manages credit risk by allocating credit risk internal capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk internal capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Financial assets
Due from financial institutions	~~W~~	16,525,274	~~W~~	15,326,173
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		25,470,280		23,058,919
Financial assets designated at fair value through profit or loss		1,964,370		1,693,255
Derivatives		2,049,604		3,381,935
Loans[2]		279,777,638		265,486,134
Financial investments
Available-for-sale financial assets		34,067,083		27,445,752
Held-to-maturity financial assets		16,898,310		11,177,504
Other financial assets[2]		12,258,518		7,322,335

		389,011,077		354,892,007

Off-balance sheet items
Acceptances and guarantees contracts		6,570,438		7,822,124
Financial guarantee contracts		4,014,048		4,746,292
Commitments		98,118,195		97,005,556

		108,702,681		109,573,972

	~~W~~	497,713,758	~~W~~	464,465,979

[1]	Financial instruments indexed to the price of gold amounting to ~~W~~78,086 million and ~~W~~72,349 million as of June 30, 2017 and December 31, 2016, respectively, are included.
[2]	Loans and other financial assets are net of allowance.

4.2.4 Credit Risk of Loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loan carried at amortized cost when there is any objective indication of impairment. Impairment loss is defined as incurred loss in accordance with Korean IFRS; therefore, a loss that might occur due to a future event is not recognized in spite of its likelihood. The Group measures inherent incurred losses on loans and presents them in the consolidated financial statements through the use of an allowance account which is offset against the related loans.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Loans as of June 30, 2017 and December 31, 2016, are classified as follows:

(In millions of Korean won)
	June 30, 2017
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	~~W~~	137,775,854	98.90	~~W~~	126,262,734	98.64	~~W~~	14,025,819	96.05	~~W~~	278,064,407	98.64
Past due but not impaired		1,003,931	0.72		180,880	0.14		248,229	1.70		1,433,040	0.51
Impaired		524,977	0.38		1,554,872	1.22		327,969	2.25		2,407,818	0.85

		139,304,762	100.00		127,998,486	100.00		14,602,017	100.00		281,905,265	100.00

Less: Allowances[1]		(428,390)	0.31		(1,259,186)	0.98		(440,051)	3.01		(2,127,627)	0.75

Carrying amount	~~W~~	138,876,372		~~W~~	126,739,300		~~W~~	14,161,966		~~W~~	279,777,638

(In millions of Korean won)
	December 31, 2016
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	~~W~~	133,491,252	98.86	~~W~~	117,346,453	98.44	~~W~~	13,001,473	96.09	~~W~~	263,839,178	98.53
Past due but not impaired		961,370	0.71		202,474	0.17		226,648	1.68		1,390,492	0.52
Impaired		575,711	0.43		1,656,387	1.39		302,122	2.23		2,534,220	0.95

		135,028,333	100.00		119,205,314	100.00		13,530,243	100.00		267,763,890	100.00

Less: Allowances[1]		(481,289)	0.36		(1,382,172)	1.16		(414,295)	3.06		(2,277,756)	0.85

Carrying amount	~~W~~	134,547,044		~~W~~	117,823,142		~~W~~	13,115,948		~~W~~	265,486,134

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)	June 30, 2017
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	116,946,995	~~W~~	66,355,259	~~W~~	7,590,983	~~W~~	190,893,237
Grade 2		16,946,508		51,357,011		4,957,774		73,261,293
Grade 3		2,831,085		6,290,364		1,192,209		10,313,658
Grade 4		821,034		1,651,993		255,746		2,728,773
Grade 5		230,232		608,107		29,107		867,446

	~~W~~	137,775,854	~~W~~	126,262,734	~~W~~	14,025,819	~~W~~	278,064,407

(In millions of Korean won)	December 31, 2016
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	110,720,263	~~W~~	57,754,882	~~W~~	6,804,763	~~W~~	175,279,908
Grade 2		18,400,111		49,531,423		4,774,368		72,705,902
Grade 3		3,188,861		7,722,663		1,147,814		12,059,338
Grade 4		935,265		1,728,631		249,529		2,913,425
Grade 5		246,752		608,854		24,999		880,605

	~~W~~	133,491,252	~~W~~	117,346,453	~~W~~	13,001,473	~~W~~	263,839,178

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	June 30, 2017
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	838,813	~~W~~	111,224	~~W~~	51,182	~~W~~	2,712	~~W~~	1,003,931
Corporate		140,362		22,814		17,704		—		180,880
Credit card		200,567		29,798		17,864		—		248,229

	~~W~~	1,179,742	~~W~~	163,836	~~W~~	86,750	~~W~~	2,712	~~W~~	1,433,040

(In millions of Korean won)
	December 31, 2016
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	782,262	~~W~~	119,667	~~W~~	57,187	~~W~~	2,254	~~W~~	961,370
Corporate		134,432		44,086		23,956		—		202,474
Credit card		176,390		31,880		18,378		—		226,648

	~~W~~	1,093,084	~~W~~	195,633	~~W~~	99,521	~~W~~	2,254	~~W~~	1,390,492

Impaired loans are as follows:

(In millions of Korean won)	June 30, 2017
	Retail		Corporate		Credit card		Total
Loans	~~W~~	524,977	~~W~~	1,554,872	~~W~~	327,969	~~W~~	2,407,818
Allowances under
Individual assessment		(102)		(766,845)		—		(766,947)
Collective assessment		(190,718)		(127,857)		(198,865)		(517,440)

		(190,820)		(894,702)		(198,865)		(1,284,387)

	~~W~~	334,157	~~W~~	660,170	~~W~~	129,104	~~W~~	1,123,431

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Retail		Corporate		Credit card		Total
Loans	~~W~~	575,711	~~W~~	1,656,387	~~W~~	302,122	~~W~~	2,534,220
Allowances under
Individual assessment		(3)		(860,829)		—		(860,832)
Collective assessment		(217,535)		(133,507)		(183,211)		(534,253)

		(217,538)		(994,336)		(183,211)		(1,395,085)

	~~W~~	358,173	~~W~~	662,051	~~W~~	118,911	~~W~~	1,139,135

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	June 30, 2017
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	19,324	~~W~~	134,993	~~W~~	204,033	~~W~~	55,198,684	~~W~~	55,557,034
Deposits and savings		11,328		5,158		43,934		3,891,633		3,952,053
Property and equipment		4,305		27,229		33,152		8,434,830		8,499,516
Real estate		246,497		320,715		629,584		142,833,165		144,029,961

	~~W~~	281,454	~~W~~	488,095	~~W~~	910,703	~~W~~	210,358,312	~~W~~	212,038,564

(In millions of Korean won)
	December 31, 2016
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	21,168	~~W~~	131,752	~~W~~	207,493	~~W~~	52,994,315	~~W~~	53,354,728
Deposits and savings		10,849		6,114		51,815		2,115,376		2,184,154
Property and equipment		7,083		25,035		28,053		5,380,329		5,440,500
Real estate		262,340		341,803		590,196		137,263,717		138,458,056

	~~W~~	301,440	~~W~~	504,704	~~W~~	877,557	~~W~~	197,753,737	~~W~~	199,437,438

4.2.5 Credit Quality of Securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Securities that are neither past due nor impaired[1]	~~W~~	78,317,229	~~W~~	63,298,248
Impaired securities[1]		4,728		4,833

	~~W~~	78,321,957	~~W~~	63,303,081

[1]	Including debt instruments designated at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	June 30, 2017
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total

Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	22,510,489	~~W~~	2,742,964	~~W~~	41,453	~~W~~	21,481	~~W~~	75,807	~~W~~	25,392,194
Financial assets designated at fair value through profit or loss		1,921,035		43,335		—		—		—		1,964,370
Available-for-sale financial assets		31,852,610		2,149,833		59,912		—		—		34,062,355
Held-to-maturity financial assets		16,894,086		—		4,224		—		—		16,898,310

	~~W~~	73,178,220	~~W~~	4,936,132	~~W~~	105,589	~~W~~	21,481	~~W~~	75,807	~~W~~	78,317,229

(In millions of Korean won)
	December 31, 2016
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total

Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	20,101,364	~~W~~	2,752,038	~~W~~	46,113	~~W~~	18,397	~~W~~	68,658	~~W~~	22,986,570
Financial assets designated at fair value through profit or loss		1,563,152		120,925		8,176		—		1,002		1,693,255
Available-for-sale financial assets		26,082,139		1,310,782		47,998		—		—		27,440,919
Held-to-maturity financial assets		11,177,504		—		—		—		—		11,177,504

	~~W~~	58,924,159	~~W~~	4,183,745	~~W~~	102,287	~~W~~	18,397	~~W~~	69,660	~~W~~	63,298,248

The credit qualities of securities, excluding equity securities, according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic				Foreign
	KAP	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debit securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

4.2.6 Credit Risk Concentration Analysis

Details of the Group’s regional loans as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	June 30, 2017
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	139,211,189	~~W~~	124,367,724	~~W~~	14,598,733	~~W~~	278,177,646	98.68	~~W~~	(2,083,900)	~~W~~	276,093,746
Europe		—		200,346		287		200,633	0.07		(2,363)		198,270
China		—		1,807,198		1,375		1,808,573	0.64		(24,874)		1,783,699
Japan		613		102,737		227		103,577	0.04		(9,602)		93,975
United States		—		1,128,308		643		1,128,951	0.40		(2,294)		1,126,657
Others		92,960		392,173		752		485,885	0.17		(4,594)		481,291

	~~W~~	139,304,762	~~W~~	127,998,486	~~W~~	14,602,017	~~W~~	281,905,265	100.00	~~W~~	(2,127,627)	~~W~~	279,777,638

(In millions of Korean won)
	December 31, 2016
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	134,956,004	~~W~~	116,271,176	~~W~~	13,526,026	~~W~~	264,753,206	98.88	~~W~~	(2,234,971)	~~W~~	262,518,235
Europe		1		206,580		245		206,826	0.08		(1,719)		205,107
China		—		1,328,525		2,570		1,331,095	0.50		(23,500)		1,307,595
Japan		1,352		90,977		205		92,534	0.03		(10,385)		82,149
United States		—		984,472		566		985,038	0.37		(2,032)		983,006
Others		70,976		323,584		631		395,191	0.14		(5,149)		390,042

	~~W~~	135,028,333	~~W~~	119,205,314	~~W~~	13,530,243	~~W~~	267,763,890	100.00	~~W~~	(2,277,756)	~~W~~	265,486,134

Details of the Group’s industrial corporate loans as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	11,051,855	8.63	~~W~~	(53,277)	~~W~~	10,998,578
Manufacturing		39,472,098	30.84		(469,885)		39,002,213
Service		52,527,933	41.04		(289,160)		52,238,773
Wholesale & Retail		14,625,945	11.43		(101,237)		14,524,708
Construction		3,372,315	2.63		(263,338)		3,108,977
Public sector		1,113,768	0.87		(17,794)		1,095,974
Others		5,834,572	4.56		(64,495)		5,770,077

	~~W~~	127,998,486	100.00	~~W~~	(1,259,186)	~~W~~	126,739,300

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	10,603,474	8.90	~~W~~	(20,870)	~~W~~	10,582,604
Manufacturing		36,505,044	30.62		(539,512)		35,965,532
Service		48,529,236	40.71		(307,132)		48,222,104
Wholesale & Retail		14,246,756	11.95		(116,233)		14,130,523
Construction		3,381,470	2.84		(357,439)		3,024,031
Public sector		886,583	0.74		(6,318)		880,265
Others		5,052,751	4.24		(34,668)		5,018,083

	~~W~~	119,205,314	100.00	~~W~~	(1,382,172)	~~W~~	117,823,142

Types of the Group’s retail and credit card loans as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	61,364,598	39.87	~~W~~	(21,963)	~~W~~	61,342,635
General		77,940,164	50.64		(406,427)		77,533,737
Credit card		14,602,017	9.49		(440,051)		14,161,966

	~~W~~	153,906,779	100.00	~~W~~	(868,441)	~~W~~	153,038,338

(In millions of Korean won)	December 31, 2016
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	59,015,452	39.73	~~W~~	(22,787)	~~W~~	58,992,665
General		76,012,881	51.17		(458,502)		75,554,379
Credit card		13,530,243	9.10		(414,295)		13,115,948

	~~W~~	148,558,576	100.00	~~W~~	(895,584)	~~W~~	147,662,992

Details of the Group’s industrial securities, excluding equity securities, and derivative financial instruments as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	9,086,245	35.78
Banking and insurance		10,928,340	43.04
Others		5,377,609	21.18

		25,392,194	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance and others		1,964,370	100.00

		1,964,370	100.00

Derivative financial assets
Government and government funded institutions		16,027	0.78
Banking and insurance		1,895,371	92.47
Others		138,206	6.75

		2,049,604	100.00

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Available-for-sale financial assets
Government and government funded institutions		9,586,032	28.14
Banking and insurance		16,252,661	47.71
Others		8,228,390	24.15

		34,067,083	100.00

Held-to-maturity financial assets
Government and government funded institutions		8,050,957	47.64
Banking and insurance		7,224,807	42.75
Others		1,622,546	9.61

		16,898,310	100.00

	~~W~~	80,371,561

(In millions of Korean won)	December 31, 2016
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	7,875,106	34.26
Banking and insurance		11,408,503	49.63
Others		3,702,961	16.11

		22,986,570	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance and others		1,693,255	100.00

		1,693,255	100.00

Derivative financial assets
Government and government funded institutions		104,025	3.08
Banking and insurance		2,998,412	88.66
Others		279,498	8.26

		3,381,935	100.00

Available-for-sale financial assets
Government and government funded institutions		10,579,880	38.55
Banking and insurance		13,901,908	50.65
Others		2,963,964	10.80

		27,445,752	100.00

Held-to-maturity financial assets
Government and government funded institutions		5,373,994	48.08
Banking and insurance		5,471,443	48.95
Others		332,067	2.97

		11,177,504	100.00

	~~W~~	66,685,016

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of the Group’s regional securities, excluding equity securities, and derivative financial instruments by country, as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Amount		%
Financial assets held for trading
Korea	~~W~~	24,041,454	94.68
United States		351,109	1.38
Others		999,631	3.94

		25,392,194	100.00

Financial assets designated at fair value through profit or loss
Korea		1,078,960	54.93
United States		122,514	6.24
Others		762,896	38.83

		1,964,370	100.00

Derivative financial assets
Korea		1,070,385	52.23
United States		244,586	11.93
Others		734,633	35.84

		2,049,604	100.000

Available-for-sale financial assets
Korea		31,535,990	92.57
United States		1,149,390	3.38
Others		1,381,703	4.05

		34,067,083	100.00

Held-to-maturity financial assets
Korea		15,056,488	89.10
United States		773,218	4.58
Others		1,068,604	6.32

		16,898,310	100.00

	~~W~~	80,371,561

(In millions of Korean won)	December 31, 2016
	Amount		%
Financial assets held for trading
Korea	~~W~~	22,359,665	97.27
United States		141,022	0.61
Others		485,883	2.12

		22,986,570	100.00

Financial assets designated at fair value through profit or loss
Korea		1,232,226	72.77
United States		72,837	4.30
Others		388,192	22.93

		1,693,255	100.00

Derivative financial assets
Korea		2,323,198	68.69
United States		291,160	8.61
Others		767,577	22.70

		3,381,935	100.00

Available-for-sale financial assets
Korea		26,855,024	97.85
United States		141,473	0.52
Others		449,255	1.63

		27,445,752	100.00

Held-to-maturity financial assets
Korea		10,029,429	89.73
United States		193,360	1.73
Others		954,715	8.54

		11,177,504	100.00

	~~W~~	66,685,016

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading are in the financial and insurance industries which have high credit ratings.

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is a risk that the Group becomes insolvent due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other cash flow, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity Risk Management and Indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to every transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	5,701,105	~~W~~	942,374	~~W~~	465,438	~~W~~	986,146	~~W~~	89,377	~~W~~	52,405	~~W~~	8,236,845
Financial assets held for trading[2]		29,667,907		—		—		—		—		—		29,667,907
Financial assets designated at fair value through profit or loss[2]		2,090,618		—		—		—		—		—		2,090,618
Derivatives held for trading[2]		1,902,341		—		—		—		—		—		1,902,341
Derivatives held for fair value hedging[3]		334		8,375		7,340		29,015		(3,398)		52,855		94,521
Loans		29,601		25,614,140		30,570,555		94,098,725		74,570,252		95,620,209		320,503,482
Available-for-sale financial assets[4]		9,539,198		994,480		1,873,094		6,914,690		20,054,141		9,419,846		48,795,449
Held-to-maturity financial assets		—		350,782		714,670		1,991,530		8,155,502		11,147,120		22,359,604
Other financial assets		248,789		10,000,889		44,092		1,341,987		96,334		18,751		11,750,842

	~~W~~	49,179,893	~~W~~	37,911,040	~~W~~	33,675,189	~~W~~	105,362,093	~~W~~	102,962,208	~~W~~	116,311,186	~~W~~	445,401,609

(In millions of Korean won)	June 30, 2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	1,845,480	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,845,480
Financial liabilities designated at fair value through profit or loss[2]		11,177,571		—		—		—		—		—		11,177,571
Derivatives held for trading[2]		2,054,805		—		—		—		—		—		2,054,805
Derivatives held for fair value hedging[3]		2,161		1,665		(444)		(18,979)		(20,484)		1,370		(34,711)
Deposits[5]		120,695,207		11,342,617		21,532,903		80,411,645		10,943,772		3,897,804		248,823,948
Debts		6,345,965		8,456,708		3,222,243		5,277,135		4,305,610		545,313		28,152,974
Debentures		45,410		1,992,976		2,080,853		7,912,044		25,888,136		2,918,403		40,837,822
Other financial liabilities		633,398		15,033,326		54,304		154,158		352,236		851,861		17,079,283

	~~W~~	142,799,997	~~W~~	36,827,292	~~W~~	26,889,859	~~W~~	93,736,003	~~W~~	41,469,270	~~W~~	8,214,751	~~W~~	349,937,172

Off- balance sheet items
Commitments[6]	~~W~~	98,118,195	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	98,118,195
Financial guarantee contract[7]		4,380,386		—		—		—		—		—		4,380,386

	~~W~~	102,132,243	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	102,132,243

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,431,488	~~W~~	815,026	~~W~~	414,076	~~W~~	629,696	~~W~~	353,581	~~W~~	—	~~W~~	8,643,867
Financial assets held for trading[2]		26,099,518		—		—		—		—		—		26,099,518
Financial assets designated at fair value through profit or loss[2]		1,758,846		—		—		—		—		—		1,758,846
Derivatives held for trading[2]		3,263,115		—		—		—		—		—		3,263,115
Derivatives held for fair value hedging[3]		—		4,075		1,719		1,791		(584)		53,185		60,186
Loans		25,333		24,246,878		27,731,932		88,710,331		73,969,738		90,290,586		304,974,798
Available-for-sale financial assets[4]		6,444,890		617,457		1,734,077		6,027,364		17,804,826		3,916,630		36,545,244
Held-to-maturity financial assets		—		280,822		552,875		1,423,078		6,478,050		4,457,977		13,192,802
Other financial assets		138,840		5,316,491		34,215		1,188,493		42,957		10,408		6,731,404

	~~W~~	44,162,030	~~W~~	31,280,749	~~W~~	30,468,894	~~W~~	97,980,753	~~W~~	98,648,568	~~W~~	98,728,786	~~W~~	401,269,780

(In millions of Korean won)	December 31, 2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	1,143,510	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,143,510
Financial liabilities designated at fair value through profit or loss[2]		10,979,326		—		—		—		—		—		10,979,326
Derivatives held for trading[2]		3,712,015		—		—		—		—		—		3,712,015
Derivatives held for fair value hedging[3]		(1,145)		3,462		(5,114)		8,081		(37,880)		—		(32,596)
Deposits[5]		118,054,880		13,886,329		24,840,830		72,178,631		10,393,616		3,790,933		243,145,219
Debts		8,473,706		5,830,600		3,567,985		5,124,571		4,195,123		116,023		27,308,008
Debentures		52,188		2,078,866		2,403,874		7,493,938		20,673,639		3,273,158		35,975,663
Other financial liabilities		1,656,767		10,969,703		29,248		114,381		354,976		895,950		14,021,025

	~~W~~	144,071,247	~~W~~	32,768,960	~~W~~	30,836,823	~~W~~	84,919,602	~~W~~	35,579,474	~~W~~	8,076,064	~~W~~	336,252,170

Off- balance sheet items
Commitments[6]	~~W~~	97,005,556	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	97,005,556
Financial guarantee contract[7]		4,746,292		—		—		—		—		—		4,746,292

	~~W~~	101,751,848	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	101,751,848

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	The amounts of ~~W~~11,104,382 million and ~~W~~9,307,958 million, which are restricted due from the financial institutions as of June 30, 2017 and December 31, 2016, respectively, are excluded.
[2]	Financial assets/liabilities held for trading, financial assets/liabilities designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, the cash flows of the embedded derivatives (e.g. conversion options and others) which are separated from their host contracts in accordance with the requirement of Korean IFRS 1039, are considered in the cash flows of the host contracts.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net cash flow by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at any time. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to expire.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

The contractual cash flows of derivatives held for cash flow hedging as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	June 30, 2017
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	(199)	~~W~~	(2,070)	~~W~~	(6,951)	~~W~~	(14,630)	~~W~~	—	~~W~~	(23,850)
Cash flow to be received of total settlement derivatives		18,507		236,136		1,383,408		1,075,147		—		2,713,198
Cash flow to be paid of total settlement derivatives		(19,639)		(241,333)		(1,402,030)		(1,125,552)		—		(2,788,554)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)
	December 31, 2016
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	(283)	~~W~~	(1,078)	~~W~~	(3,088)	~~W~~	(3,141)	~~W~~	—	~~W~~	(7,590)
Cash flow to be received of total settlement derivatives		302		948		245,909		121,152		—		368,311
Cash flow to be paid of total settlement derivatives		(522)		(1,080)		(224,600)		(110,373)		—		(336,575)

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments; such as, securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

4.4.2 Risk Management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures; such as, trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk on a regular basis. The status and limits of interest rate risks; such as, interest rate EaR, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to the management.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk Management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

4.6 Financial Instruments in Foreign Currencies

Details of financial instruments presented in foreign currencies translated into Korean won as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	1,908,747	~~W~~	221,605	~~W~~	336,611	~~W~~	19,649	~~W~~	741,158	~~W~~	406,826	~~W~~	3,634,596
Financial assets held for trading		2,005,109		100,165		21,859		8,970		14,393		7,145		2,157,641
Financial assets designated at fair value through profit or loss		944,101		—		—		—		—		—		944,101
Derivatives held for trading		223,584		2,046		117,641		—		—		327,168		670,439
Derivatives held for hedging		60,318		—		—		—		—		—		60,318
Loans		10,686,053		298,660		804,632		1,767		684,642		71,185		12,546,939
Available-for-sale financial assets		6,161,852		152,547		55,309		—		39,629		18,182		6,427,519
Held-to-maturity financial assets		1,897,107		—		—		—		5,027		4,225		1,906,359
Other financial assets		2,670,265		154,829		43,097		54,407		445,447		499,001		3,867,046

	~~W~~	26,557,136	~~W~~	929,852	~~W~~	1,379,149	~~W~~	84,793	~~W~~	1,930,296	~~W~~	1,333,732	~~W~~	32,214,958

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,383,416	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,383,416
Derivatives held for trading		223,584		2,046		117,641		—		—		327,168		670,439
Derivatives held for hedging		60,318		—		—		—		—		—		60,318
Deposits		7,926,527		517,346		322,637		71,694		983,588		467,348		10,289,140
Debts		7,269,758		49,294		87,949		1,130		94,902		25,484		7,528,517
Debentures		3,643,249		—		—		—		—		115,485		3,758,734
Other financial liabilities		2,661,820		57,315		651,183		2,543		465,540		187,309		4,025,710

	~~W~~	23,168,672	~~W~~	626,001	~~W~~	1,179,410	~~W~~	75,367	~~W~~	1,544,030	~~W~~	1,122,794	~~W~~	27,716,274

Off-balance sheet items	~~W~~	13,004,421	~~W~~	18,643	~~W~~	70,248	~~W~~	419	~~W~~	241,162	~~W~~	182,026	~~W~~	13,516,919

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	2,562,178	~~W~~	209,264	~~W~~	353,841	~~W~~	17,224	~~W~~	601,317	~~W~~	343,825	~~W~~	4,087,649
Financial assets held for trading		1,078,304		123,733		2,927		—		6,275		—		1,211,239
Financial assets designated at fair value through profit or loss		458,422		—		—		—		—		—		458,422
Derivatives held for trading		84,938		13		24,616		—		—		90,626		200,193
Derivatives held for hedging		5,917		—		—		—		—		—		5,917
Loans		10,824,626		342,100		895,208		5,799		552,966		180,445		12,801,144
Available-for-sale financial assets		2,214,244		150,510		—		—		35,873		1,033		2,401,660
Held-to-maturity financial assets		1,148,075		—		—		—		—		—		1,148,075
Other financial assets		930,606		245,827		35,981		30,793		176,833		648,089		2,068,129

	~~W~~	19,307,310	~~W~~	1,071,447	~~W~~	1,312,573	~~W~~	53,816	~~W~~	1,373,264	~~W~~	1,264,018	~~W~~	24,382,428

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	457,766	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	457,766
Derivatives held for trading		105,918		—		129,349		—		—		315,403		550,670
Derivatives held for hedging		63,634		—		—		—		—		—		63,634
Deposits		7,259,601		597,173		457,447		52,710		791,825		399,683		9,558,439
Debts		7,273,597		169,507		83,105		279		85,123		37,491		7,649,102
Debentures		3,830,709		—		—		—		—		—		3,830,709
Other financial liabilities		1,453,669		52,275		534,224		1,429		176,382		294,933		2,512,912

	~~W~~	20,444,894	~~W~~	818,955	~~W~~	1,204,125	~~W~~	54,418	~~W~~	1,053,330	~~W~~	1,047,510	~~W~~	24,623,232

Off-balance sheet items	~~W~~	14,570,708	~~W~~	822	~~W~~	39,000	~~W~~	—	~~W~~	131,210	~~W~~	470,900	~~W~~	15,212,640

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking Services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Securities Business		The activities within this segment include investment banking, brokerage services and other supporting activities.

Non-life Insurance Business		The activities within this segment include non-life insurance and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.
Life Insurance Business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Financial information by business segment for the six-month period ended June 30, 2017, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	~~W~~	999,472	~~W~~	1,298,197	~~W~~	659,961	~~W~~	2,957,630	~~W~~	537,104	~~W~~	394,065	~~W~~	659,400	~~W~~	79,642	~~W~~	172,436	~~W~~	—	~~W~~	4,800,277
Intra-segment operating revenues(expenses)		2,252		—		99,209		101,461		801		7,868		(99,164)		(18,114)		89,468		(82,320)		—

	~~W~~	1,001,724	~~W~~	1,298,197	~~W~~	759,170	~~W~~	3,059,091	~~W~~	537,905	~~W~~	401,933	~~W~~	560,236	~~W~~	61,528	~~W~~	261,904	~~W~~	(82,320)	~~W~~	4,800,277

Net interest income		1,220,182		1,279,043		85,852		2,585,077		141,337		151,543		529,933		107,700		146,796		3,136		3,665,522
Interest income		1,709,479		1,910,237		389,936		4,009,652		238,494		151,584		655,101		107,714		281,120		(4,852)		5,438,813
Interest expense		(489,297)		(631,194)		(304,084)		(1,424,575)		(97,157)		(41)		(125,168)		(14)		(134,324)		7,988		(1,773,291)
Net fee and commission income		114,163		286,380		200,319		600,862		270,843		(31,160)		80,744		(1,944)		117,338		(5,835)		1,030,848
Fee and commission income		153,161		321,314		244,729		719,204		310,107		645		916,862		37		140,428		(156,234)		1,931,049
Fee and commission expense		(38,998)		(34,934)		(44,410)		(118,342)		(39,264)		(31,805)		(836,118)		(1,981)		(23,090)		150,399		(900,201)
Net insurance income		—		—		—		—		—		251,227		10,881		(65,460)		—		10,510		207,158
Insurance income		—		—		—		—		—		2,653,831		18,182		510,330		—		(6,926)		3,175,417
Insurance expenses		—		—		—		—		—		(2,402,604)		(7,301)		(575,790)		—		17,436		(2,968,259)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(2,535)		—		71,724		69,189		248,611		5,426		—		4,339		18,036		9,732		355,333
Net other operating income (expense)		(330,086)		(267,226)		401,275		(196,037)		(122,886)		24,897		(61,322)		16,893		(20,266)		(99,863)		(458,584)
General and administrative expenses		(439,713)		(859,176)		(346,138)		(1,645,027)		(345,150)		(188,700)		(194,437)		(35,993)		(139,071)		58,786		(2,489,592)
Operating profit before provision for credit losses		562,011		439,021		413,032		1,414,064		192,755		213,233		365,799		25,535		122,833		(23,534)		2,310,685
Provision (reversal) for credit losses		(53,997)		(41,467)		2,912		(92,552)		(20,324)		(4,717)		(165,588)		347		(24,825)		(39)		(307,698)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Net operating income	508,014	397,554	415,944	1,321,512	172,431	208,516	200,211	25,882	98,008	(23,573)	2,002,987
Share of profit of associates	—	—	13,805	13,805	507	—	(176)	—	4,992	39,987	59,115
Net other non-operating income (expense)	1,939	—	33,811	35,750	2,250	4,940	(4,530)	(8)	(749)	112,514	150,167
Segment profits before income tax	509,953	397,554	463,560	1,371,067	175,188	213,456	195,505	25,874	102,251	128,928	2,212,269
Income tax expense	(123,987)	(96,208)	58,357	(161,838)	(45,502)	(51,627)	(41,956)	(5,257)	(30,954)	17,203	(319,931)
Profit for the year	385,966	301,346	521,917	1,209,229	129,686	161,829	153,549	20,617	71,297	146,131	1,892,338
Profit attributable to shareholders of the Parent Company	385,966	301,346	521,917	1,209,229	129,686	161,688	153,549	20,617	71,495	113,918	1,860,182
Profit attributable to non-controlling interests	—	—	—	—	—	141	—	—	(198)	32,213	32,156
Total assets[1]	114,434,664	123,092,421	80,329,307	317,856,392	37,346,057	31,031,319	16,625,624	9,017,431	37,230,484	(26,857,880)	422,249,427
Total liabilities[1]	97,345,157	142,431,623	53,666,332	293,443,112	33,035,372	27,897,259	12,751,372	8,456,960	14,050,637	(263,313)	389,371,399

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Financial information by business segment for the six-month period ended June 30, 2016, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Investment & Securities		Credit Card		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	~~W~~	882,465	~~W~~	1,093,502	~~W~~	755,250	~~W~~	2,731,217	~~W~~	110,258	~~W~~	613,839	~~W~~	74,304	~~W~~	199,928	~~W~~	—	~~W~~	3,729,546
Intra-segment operating revenues(expenses)		8,439		—		106,229		114,668		2,571		(124,299)		(13,290)		75,202		(54,852)		—

	~~W~~	890,904	~~W~~	1,093,502	~~W~~	861,479	~~W~~	2,845,885	~~W~~	112,829	~~W~~	489,540	~~W~~	61,014	~~W~~	275,130	~~W~~	(54,852)	~~W~~	3,729,546

Net interest income		1,115,210		1,129,297		61,246		2,305,753		4,567		482,679		118,589		138,998		339		3,050,925
Interest income		1,631,080		1,855,786		441,693		3,928,559		22,570		630,161		118,600		239,042		(8,024)		4,930,908
Interest expense		(515,870)		(726,489)		(380,447)		(1,622,806)		(18,003)		(147,482)		(11)		(100,044)		8,363		(1,879,983)
Net fee and commission income		119,478		256,265		163,138		538,881		55,936		32,676		50		105,908		(1,012)		732,439
Fee and commission income		145,688		293,344		206,091		645,123		59,882		794,253		50		120,211		(139,978)		1,479,541
Fee and commission expense		(26,210)		(37,079)		(42,953)		(106,242)		(3,946)		(761,577)		—		(14,303)		138,966		(747,102)
Net insurance income		—		—		—		—		—		10,447		(83,111)		—		14,986		(57,678)
Insurance income		—		—		—		—		—		17,428		642,359		—		(98)		659,689
Insurance expenses		—		—		—		—		—		(6,981)		(725,470)		—		15,084		(717,367)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		(4,730)		—		59,062		54,332		51,229		—		4,383		15,602		(5,693)		119,853
Net other operating income(expense)		(339,054)		(292,060)		578,033		(53,081)		1,097		(36,262)		21,103		14,622		(63,472)		(115,993)
General and administrative expenses		(383,959)		(869,219)		(492,461)		(1,745,639)		(71,863)		(169,901)		(46,683)		(120,060)		31,045		(2,123,101)
Operating profit before provision for credit losses		506,945		224,283		369,018		1,100,246		40,966		319,639		14,331		155,070		(23,807)		1,606,445
Provision(reversal) for credit losses		(238,342)		71,977		(2,166)		(168,531)		2,304		(123,914)		(609)		(22,963)		213		(313,500)
Net operating income		268,603		296,260		366,852		931,715		43,270		195,725		13,722		132,107		(23,594)		1,292,945
Share of profit of associates		—		—		5,160		5,160		104,900		—		—		50,873		(600)		160,333
Net other non-operating income (expense)		(745)		—		24,328		23,583		(66)		1,253		(110)		(520)		(7,258)		16,882
Segment profits before income tax		267,858		296,260		396,340		960,458		148,104		196,978		13,612		182,460		(31,452)		1,470,160
Income tax expense		(65,667)		(71,695)		(79,910)		(217,272)		(19,721)		(43,705)		(3,346)		(34,909)		(1,590)		(320,543)
Profit for the period		202,191		224,565		316,430		743,186		128,383		153,273		10,266		147,551		(33,042)		1,149,617
Profit attributable to shareholders of the parent company		202,191		224,565		316,430		743,186		128,383		153,273		10,266		123,301		(33,042)		1,125,367
Profit attributable to non-controlling interests		—		—		—		—		—		—		—		24,250		—		24,250
Total assets[1]		109,500,342		122,806,490		74,759,538		307,066,370		32,382,795		15,772,036		8,887,413		36,646,767		(25,081,725)		375,673,656
Total liabilities[1]		91,685,643		140,082,958		51,972,767		283,741,368		28,198,439		11,807,038		8,337,849		12,468,290		(140,731)		344,412,253

[1]	Amounts as of December 31,2016 before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017		2016
Banking service	~~W~~	2,957,630	~~W~~	2,731,217
Securities service		537,104		110,258
Non-life insurance service		394,065		—
Credit card service		659,400		613,839
Life insurance service		79,642		74,304
Other service		172,436		199,928
	~~W~~	4,800,277	~~W~~	3,729,546

5.2.2 Geographical information

Geographical operating revenues from external customers for the six-month periods ended June 30, 2017 and 2016, and major non-current assets as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	June 30, 2017				June 30, 2016		December 31, 2016
	Revenues from external customers		Major non- current assets		Revenues from external customers		Major non- current assets
Domestic	~~W~~	4,745,867	~~W~~	7,626,628	~~W~~	3,687,630	~~W~~	4,952,552
United States		10,020		393,650		5,819		299
New Zealand		2,945		94		2,653		128
China		18,647		5,204		20,788		5,038
Cambodia		3,510		1,305		3,203		1,216
United Kingdom		5,349		115		5,397		149
Others		13,939		111,706		4,056		2,242
Intra-group adjustment		—		72,709		—		72,971

	~~W~~	4,800,277	~~W~~	8,211,411	~~W~~	3,729,546	~~W~~	5,034,595

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

Carrying amount and fair value of financial assets and liabilities as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017				December 31, 2016
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	19,166,122	~~W~~	19,151,618	~~W~~	17,884,863	~~W~~	17,878,714
Financial assets held for trading		29,667,907		29,667,907		26,099,518		26,099,518
Debt securities		25,392,194		25,392,194		22,986,570		22,986,570
Equity securities		4,197,627		4,197,627		3,040,599		3,040,599
Others		78,086		78,086		72,349		72,349
Financial assets designated at fair value through profit or loss		2,090,618		2,090,618		1,758,846		1,758,846
Debt securities[1]		259,230		259,230		331,664		331,664
Equity securities		126,248		126,248		65,591		65,591
Derivative-linked securities		1,705,140		1,705,140		1,361,591		1,361,591
Derivatives held for trading		1,934,238		1,934,238		3,298,328		3,298,328
Derivatives held for hedging		115,366		115,366		83,607		83,607
Loans		279,777,638		279,856,903		265,486,134		265,144,250
Available-for-sale financial assets		43,946,158		43,946,158		33,970,293		33,970,293
Debt securities		34,067,083		34,067,083		27,445,752		27,445,752
Equity securities		9,879,075		9,879,075		6,524,541		6,524,541
Held-to-maturity financial assets		16,898,310		17,167,343		11,177,504		11,400,616
Other financial assets		12,258,518		12,258,518		7,322,335		7,322,335
	~~W~~	405,854,875	~~W~~	406,188,669	~~W~~	367,081,428	~~W~~	366,956,507

Financial liabilities
Financial liabilities held for trading	~~W~~	1,845,480	~~W~~	1,845,480	~~W~~	1,143,510	~~W~~	1,143,510
Financial liabilities designated at fair value through profit or loss		11,177,571		11,177,571		10,979,326		10,979,326
Derivatives held for trading		2,060,083		2,060,083		3,717,819		3,717,819
Derivatives held for hedging		86,725		86,725		89,309		89,309
Deposits		245,351,977		246,011,291		239,729,695		240,223,353
Debts		27,439,465		27,446,291		26,251,486		26,247,768
Debentures		40,309,288		40,707,858		34,992,057		35,443,751
Other financial liabilities		21,752,705		21,753,091		16,286,578		16,257,142
	~~W~~	350,023,294	~~W~~	351,088,390	~~W~~	333,189,780	~~W~~	334,101,978

[1]	Including debt instruments designated at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives and Financial assets at fair value through profit or loss

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits

Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts

Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of June 30, 2017 and December 31, 2016, is as follows:

(In millions of Korean won)	June 30, 2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	7,632,395	~~W~~	17,759,799	~~W~~	—	~~W~~	25,392,194
Equity securities		1,755,593		2,442,034		—		4,197,627
Others		78,086		—		—		78,086

		9,466,074		20,201,833		—		29,667,907

Financial assets designated at fair value through profit or loss
Debt securities[1]		—		132,741		126,489		259,230
Equity securities		—		—		126,248		126,248
Derivative-linked securities		—		707,356		997,784		1,705,140

		—		840,097		1,250,521		2,090,618

Derivatives held for trading		133,716		1,576,240		224,282		1,934,238

Derivatives held for hedging		—		113,385		1,981		115,366

Available-for-sale financial assets[2]
Debt securities		9,534,825		24,480,189		52,069		34,067,083
Equity securities		1,406,819		2,930,856		5,541,400		9,879,075

		10,941,644		27,411,045		5,593,469		43,946,158

	~~W~~	20,541,434	~~W~~	50,142,600	~~W~~	7,070,253	~~W~~	77,754,287

Financial liabilities
Financial liabilities held for trading	~~W~~	1,845,480	~~W~~	—	~~W~~	—	~~W~~	1,845,480
Financial liabilities designated at fair value through profit or loss		924		1,851,112		9,325,535		11,177,571
Derivatives held for trading		377,684		1,602,529		79,870		2,060,083
Derivatives held for hedging		—		86,537		188		86,725

	~~W~~	2,224,088	~~W~~	3,540,178	~~W~~	9,405,593	~~W~~	15,169,859

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	7,426,480	~~W~~	15,560,090	~~W~~	—	~~W~~	22,986,570
Equity securities		1,137,531		1,903,068		—		3,040,599
Others		72,349		—		—		72,349

		8,636,360		17,463,158		—		26,099,518

Financial assets designated at fair value through profit or loss
Debt securities		—		237,595		94,069		331,664
Equity securities		—		—		65,591		65,591
Derivative-linked securities		—		757,979		603,612		1,361,591

		—		995,574		763,272		1,758,846

Derivatives held for trading		128,236		3,033,156		136,936		3,298,328

Derivatives held for hedging		—		82,144		1,463		83,607

Available-for-sale financial assets[2]
Debt securities		10,456,882		16,978,619		10,251		27,445,752
Equity securities		1,112,502		2,349,998		3,062,041		6,524,541

		11,569,384		19,328,617		3,072,292		33,970,293

	~~W~~	20,333,980	~~W~~	40,902,649	~~W~~	3,973,963	~~W~~	65,210,592

Financial liabilities
Financial liabilities held for trading	~~W~~	1,143,510	~~W~~	—	~~W~~	—	~~W~~	1,143,510
Financial liabilities designated at fair value through profit or loss		566		3,181,621		7,797,139		10,979,326
Derivatives held for trading		474,921		3,041,052		201,846		3,717,819
Derivatives held for hedging		—		89,123		186		89,309

	~~W~~	1,618,997	~~W~~	6,311,796	~~W~~	7,999,171	~~W~~	15,929,964

[1]	Including debt instruments designated at fair value through profit or loss
[2]	The amounts of equity securities carried at cost in “Level 3”, which do not have a quoted market price in an active market and cannot be measured reliably at fair value, are ~~W~~212,532 million and ~~W~~223,398 million as of June 30, 2017 and December 31, 2016, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	Fair value				Valuation techniques	Inputs
	June 30, 2017		December 31, 2016
Financial assets
Financial assets held for trading
Debt securities	~~W~~	17,759,799	~~W~~	15,560,090	DCF Model	Discount rate, Volatility
Equity securities		2,442,034		1,903,068	DCF Model, Net Asset Value, Option Model	Underlying asset Index, Discount rate, Volatility, Fair value of underlying asset

		20,201,833		17,463,158

Financial assets designated at fair value through profit or loss
Debt securities		132,741		237,595	DCF Model, Hull and White Model,	Discount rate, Volatility
Derivative-linked securities		707,356		757,979	DCF Model, Closed Form, Monte Carlo Simulation, Option Model	Underlying asset Index, Discount rate, Volatility

		840,097		995,574

Derivatives held for trading		1,576,240		3,033,156	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		113,385		82,144	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		24,480,189		16,978,619	DCF Model, One Factor Hull and White Model,	Discount rate, Interest rate, Volatility of interest rate
Equity securities		2,930,856		2,349,998	DCF Model, Net Asset Value, Option Model	Discount rate, Fair value of underlying asset

		27,411,045		19,328,617

	~~W~~	50,142,600	~~W~~	40,902,649

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	1,851,112	~~W~~	3,181,621	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

		1,851,112		3,181,621

Derivatives held for trading		1,602,529		3,041,052	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		86,537		89,123	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	3,540,178	~~W~~	6,311,796

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose the fair values are disclosed as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,752,870	~~W~~	13,992,237	~~W~~	2,406,511	~~W~~	19,151,618
Loans		—		327,850		279,529,053		279,856,903
Held-to-maturity financial assets		4,460,309		12,702,810		4,224		17,167,343
Other financial assets[2]		—		—		12,258,518		12,258,518

		~~W~~ 7,213,179	~~W~~	27,022,897	~~W~~	294,198,306	~~W~~	328,434,382

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	120,677,567	~~W~~	125,333,724	~~W~~	246,011,291
Debts[3]		—		1,705,607		25,740,684		27,446,291
Debentures		—		37,814,549		2,893,309		40,707,858
Other financial liabilities[4]		—		—		21,753,091		21,753,091

	~~W~~	—	~~W~~	160,197,723	~~W~~	175,720,808	~~W~~	335,918,531

(In millions of Korean won)	December 31, 2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,625,516	~~W~~	13,390,534	~~W~~	1,862,664	~~W~~	17,878,714
Loans		—		—		265,144,250		265,144,250
Held-to-maturity financial assets		1,505,288		9,895,328		—		11,400,616
Other financial assets[2]		—		—		7,322,335		7,322,335

		~~W~~ 4,130,804	~~W~~	23,285,862	~~W~~	274,329,249	~~W~~	301,745,915

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	116,068,290	~~W~~	124,155,063	~~W~~	240,223,353
Debts[3]		—		1,444,983		24,802,785		26,247,768
Debentures		—		33,504,039		1,939,712		35,443,751
Other financial liabilities[4]		—		—		16,257,142		16,257,142

	~~W~~	—	~~W~~	151,017,312	~~W~~	167,154,702	~~W~~	318,172,014

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

[2]	Other financial assets of ~~W~~12,258,518 million and ~~W~~7,322,335 million are included in Level 3, the carrying amounts that are reasonable approximations of fair values as of June 30, 2017 and December 31, 2016, respectively.
[3]	Debts of ~~W~~20,307 million and ~~W~~70,624 million included in Level 2 are the carrying amounts which are reasonable approximations of fair values as of June 30, 2017 and December 31, 2016, respectively.
[4]	Other financial liabilities of ~~W~~21,330,945 million and ~~W~~15,890,765 million included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of June 30, 2017 and December 31, 2016, respectively.

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	Fair value				Valuation technique	Inputs
	June 30, 2017		December 31, 2016
Financial assets
Loans	~~W~~	327,850	~~W~~	—	DCF Model	Discount rate
Held-to-maturity financial assets		12,702,810		9,895,328	DCF Model	Discount rate
Financial liabilities
Debts		1,685,300		1,374,359	DCF Model	Discount rate
Debentures		37,814,549		33,504,039	DCF Model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	June 30, 2017
	Fair value		Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,406,511	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		279,529,053	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate
Held-to-maturity financial assets		4,224	DCF Model	Implied default probability	Implied default probability

	~~W~~	281,939,788

Financial liabilities
Deposits	~~W~~	125,333,724	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		25,740,684	DCF Model	Other spread, Interest rates	Other spread
Debentures		2,893,309	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		422,146	DCF Model	Other spread, Interest rates	Other spread

	~~W~~	154,389,863

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)
	December 31, 2016
	Fair value		Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,862,664	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		265,144,250	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

	~~W~~	267,006,914

Financial liabilities
Deposits	~~W~~	124,155,063	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		24,802,785	DCF Model	Other spread, Interest rates	Other spread
Debentures		1,939,712	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		366,377	DCF Model	Other spread, Interest rates	Other spread

	~~W~~	151,263,937

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation Policy and Process for Fair Value Measurement Categorized Within Level 3.

The Group uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Group’s assets at the end of every reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in Fair Value (Level 3) Measured Using Valuation Technique Based on Unobservable in Market

Details of changes in Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available- for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	763,272	~~W~~	3,072,292	~~W~~	(7,797,139)	~~W~~	(64,910)	~~W~~	1,277
Total gains or losses
- Profit or loss		46,727		690		(618,236)		328,364		516
- Other comprehensive income		—		44,563		—		—		—
Purchases		681,788		766,258		—		15,522		—
Sales		(632,789)		(304,984)		—		(103,018)		—
Issues		—		—		(5,739,076)		(34,491)		—
Settlements		(132,857)		—		4,828,916		2,423		—
Transfers into Level 3		—		—		—		—		—
Transfers out of Level 3		—		(33,181)		—		—		—
Business combination		524,380		2,047,831		—		522		—

Ending balance	~~W~~	1,250,521	~~W~~	5,593,469	~~W~~	(9,325,535)	~~W~~	144,412	~~W~~	1,793

(In millions of Korean won)	2016
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	386,838	~~W~~	1,888,439	~~W~~	(1,819,379)	~~W~~	(89,042)	~~W~~	714
Total gains or losses
- Profit or loss		(57)		(2,016)		16,573		(22,334)		2,510
- Other comprehensive income		—		56,632		—		—		—
Purchases		21,637		510,383		—		1,877		—
Sales		(29,097)		(81,650)		—		(12,623)		—
Issues		—		—		(906,606)		(6,264)		—
Settlements		(2,274)		—		578,135		7,187		—
Transfers into Level 3		—		—		—		804		—
Transfers out of Level 3		—		(19,971)		—		—		—

Ending balance	~~W~~	377,047	~~W~~	2,351,817	~~W~~	(2,131,277)	~~W~~	(120,395)	~~W~~	3,224

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Net gain(loss) from financial investments at fair value through profit or loss		Other operating income(expense)
Total gains or losses included in profit or loss for the period	~~W~~	(243,145)	~~W~~	1,206
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(158,914)		(3,137)

(In millions of Korean won)	2016
	Net gain(loss) from financial investments at fair value through profit or loss		Other operating income (expense)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(5,818)	~~W~~	481	~~W~~	13
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		17,750		(2,905)		13

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Debt securities	~~W~~	126,489	Tree Model, DCF Model, Hull and White Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	8.52 ~ 10.73	The higher the volatility, the higher the fair value fluctuation
Equity securities		126,248	Tree Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	8.52	The higher the volatility, the higher the fair value fluctuation
Derivative-linked securities			DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model ,Black-Scholes Model, Option Model

Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset, Discount rate, Probability of default, Volatility of the interest rate, Recovery rate

					Volatility of the underlying asset	12.00 ~ 43.05	The higher the volatility, the higher the fair value fluctuation
					Recovery rate	40.00	The higher the recovery rate, the higher the fair value
		997,784			Correlation between underlying asset	8.18 ~ 90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		182,899	DCF Model, FDM, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model

Price of the underlying asset, Interest rates, Dividend yield, Discount rate, Volatility of the underlying asset, Correlation between underlying asset, Probability of default, Volatility of the interest rate

					Volatility of the underlying asset	12.00 ~ 67.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-10.00 ~ 65.00	The higher the absolute value of correlation, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Currency, interest rate and others	41,383	DCF Model, Hull and White Model, Tree Model, Option Model, Monte Carlo Simulation, Closed Form

Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of the stock price, Volatility of the interest rates, Price of the underlying asset, Correlation between underlying asset, Volatility of price of the underlying asset, Dividend yield

				Correlation between underlying asset	-5.00 ~ 48.00	The higher the absolute value of correlation, the higher the fair value fluctuation
				Loss given default	0.52 ~ 0.69	The higher the loss given default, the lower the fair value
				Volatility of the stock price	5.10 ~ 27.06	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.41~29.91	The higher the volatility, the higher the fair value fluctuation
				Volatility of the underlying asset	3.00 ~ 74.00	The higher the volatility, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate	1,981	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.66	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities	52,069	DCF Model	Discount rate	Discount rate	6.08 ~15.02	The lower the discount rate, the higher the fair value
Equity securities	5,541,400

DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Tree Model, Net asset value method, Discounted cash flows to equity, Income approach, Market approach, Asset value approach

			Growth rate, Discount rate, Volatility of the interest rate, Coefficient of correlation	Growth rate	0.00 ~ 6.51	The higher the growth rate, the higher the fair value
				Discount rate	1.37 ~52.68	The lower the discount rate, the higher the fair value
				Coefficient of correlation	57.73~87.04	The coefficient of correlation is different for each item
				Volatility of the interest rate	19.96 ~ 43.05	The higher the volatility, the higher the fair value fluctuation

~~W~~7,070,253

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	9,325,535	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.50 ~ 74.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-10.00 ~ 90.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		59,235	DCF Model, Closed Form, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	2.00 ~ 29.91	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	13.00 ~ 68.00	The higher the correlation, the higher the fair value fluctuation
Others		20,635	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model

Price of the underlying asse,t Stock price, Interest rates, Volatility of the stock price, Volatility of the interest rate, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Discount rate, Coefficient of correlation, Volatility of the interest rate,

					Volatility of the underlying asset	0.50 ~ 74.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	14.00 ~ 88.00	The higher the correlation, the higher the fair value fluctuation
					Volatility of the stock price	13.83	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.41 ~ 29.91	The higher the volatility, the higher the fair value fluctuation
					Discount rate	2.16 ~ 2.28	The lower the discount rate, the higher the fair value
Derivatives held for hedging
Interest rate		188	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.81	The higher the volatility, the higher the fair value fluctuation

	~~W~~	9,405,593

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Debt securities	~~W~~	94,069	Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	10.51 ~ 27.70	The higher the volatility, the higher the fair value fluctuation
Equity securities		65,591	Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	10.51 ~ 30.97	The higher the volatility, the higher the fair value fluctuation
Derivative-linked securities		603,612	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model ,Black-Scholes Model

Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset, Discount rate, Probability of default, Volatility of the interest rate

					Volatility of the underlying asset	15.00 ~ 49.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	4.00 ~ 73.07	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		124,888	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.60 ~ 55.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	4.00 ~ 69.00	The higher the correlation, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Currency, interest rate and others		12,048	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation, Tree Model

Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of the stock price, Volatility of the interest rate, Price of the underlying asset, Volatility of the underlying asset, Correlation between underlying asset, Discount rate, Dividend yield,

					Loss given default	0.80 ~ 0.84	The higher the loss given default, the lower the fair value
					Volatility of the stock price	14.82 ~ 30.97	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.57	The higher the volatility, the higher the fair value fluctuation
					Volatility of the underlying asset	18.00 ~ 59.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00 ~ 47.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		1,463	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.04	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		10,251	DCF Model	Discount rate	Discount rate	6.55	The lower the discount rate, the higher the fair value
Equity securities		3,062,041	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity, Income approach	Growth rate, Discount rate, Dividend yield, Volatility of the interest rate, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
					Discount rate	1.49 ~ 22.01	The lower the discount rate, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value
					Volatility of the interest rate	25.90 ~ 37.15	The higher the volatility, the higher the fair value fluctuation

	~~W~~	3,973,963

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	7,797,139	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset Correlation between underlying asset	1.00 ~ 49.00 -5.00 ~ 77.00	The higher the volatility, the higher the fair value fluctuation The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index			DCF Model, Closed Form, FDM, Monte Carlo	Price of the underlying asset, Interest rates, Volatility of the	Volatility of the underlying asset	17.00 ~ 43.00	The higher the volatility, the higher the fair value fluctuation
		153,419	Simulation	underlying asset, Correlation between underlying asset, Dividend yield	Correlation between underlying asset	4.00 ~ 59.00	The higher the correlation, the higher the fair value fluctuation
Others			DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Tree Model	Stock price, Interest rates, Volatility of the stock price, Volatility of the interest rate, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Discount rate	Volatility of the stock price	14.82	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.57 ~ 37.15	The higher the volatility, the higher the fair value fluctuation
					Discount rate	2.09	The lower the discount rate, the higher the fair value
					Volatility of the underlying asset	18.00 ~ 30.15	The higher the volatility, the higher the fair value fluctuation
		48,427			Correlation between underlying asset	-5.00 ~ 47.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		186	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.74	The higher the volatility, the higher the fair value fluctuation

	~~W~~	7,999,171

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	June 30, 2017
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss[1]
Debt securities	~~W~~	970	~~W~~	(939)	~~W~~	—	~~W~~	—
Equity securities		2,060		(1,867)		—		—
Derivative-linked securities		1,800		(1,910)		—		—
Derivatives held for trading[2]		30,268		(33,277)		—		—
Derivatives held for hedging[2]		1		(1)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		—		—
Equity securities[4]		—		—		172,797		(91,142)

	~~W~~	35,099	~~W~~	(37,994)		172,797		(91,142)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	71,035	~~W~~	(66,583)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		19,807		(19,638)		—		—
Derivatives held for hedging[2]		3		(3)		—		—

	~~W~~	90,845	~~W~~	(86,224)	~~W~~	—	~~W~~	—

(In millions of Korean won)	December 31, 2016
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss[1]
Debt securities	~~W~~	1,029	~~W~~	(866)	~~W~~	—	~~W~~	—
Equity securities		840		(521)		—		—
Derivative-linked securities		5,666		(5,463)		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Derivatives held for trading[2]		28,334		(29,486)		—		—
Derivatives held for hedging[2]		9		(6)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		69		(45)
Equity securities[4]		—		—		168,225		(87,529)

	~~W~~	35,878	~~W~~	(36,342)	~~W~~	168,294	~~W~~	(87,574)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	97,429	~~W~~	(97,571)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		31,759		(33,715)		—		—
Derivatives held for hedging[2]		3		(3)		—		—

	~~W~~	129,191	~~W~~	(131,289)	~~W~~	—	~~W~~	—

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such Volatility of the underlying asset or Correlation between underlying asset by ± 10%.
[2]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For currency-related derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate by ± 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

6.2.4 Day One Gain or Loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Balance at the beginning of the period	~~W~~	39,033	~~W~~	4,055
New transactions and others		13,637		(1,574)
Changes during the period		(37,621)		(784)

Balance at the end of the year	~~W~~	15,049	~~W~~	1,697

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities by category as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	June 30, 2017
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	19,166,122	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	19,166,122
Financial assets at fair value through profit or loss		29,667,907		2,090,618		—		—		—		—		31,758,525
Derivatives		1,934,238		—		—		—		—		115,366		2,049,604
Loans		—		—		279,777,638		—		—		—		279,777,638
Financial investments		—		—		—		43,946,158		16,898,310		—		60,844,468
Other financial assets		—		—		12,258,518		—		—		—		12,258,518

	~~W~~	31,602,145	~~W~~	2,090,618	~~W~~	311,202,278	~~W~~	43,946,158	~~W~~	16,898,310	~~W~~	115,366	~~W~~	405,854,875

(In millions of Korean won)
	June 30, 2017
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,845,480	~~W~~	11,177,571	~~W~~	—	~~W~~	—	~~W~~	13,023,051

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Derivatives		2,060,083		—		—		86,725		2,146,808
Deposits		—		—		245,351,977		—		245,351,977
Debts		—		—		27,439,465		—		27,439,465
Debentures		—		—		40,309,288		—		40,309,288
Other financial liabilities		—		—		21,752,705		—		21,752,705

	~~W~~	3,905,563	~~W~~	11,177,571	~~W~~	334,853,435	~~W~~	86,725	~~W~~	350,023,294

(In millions of Korean won)
	December 31, 2016
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	17,884,863	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,884,863
Financial assets at fair value through profit or loss		26,099,518		1,758,846		—		—		—		—		27,858,364
Derivatives		3,298,328		—		—		—		—		83,607		3,381,935
Loans		—		—		265,486,134		—		—		—		265,486,134
Financial investments		—		—		—		33,970,293		11,177,504		—		45,147,797
Other financial assets		—		—		7,322,335		—		—		—		7,322,335

	~~W~~	29,397,846	~~W~~	1,758,846	~~W~~	290,693,332	~~W~~	33,970,293	~~W~~	11,177,504	~~W~~	83,607	~~W~~	367,081,428

(In millions of Korean won)
	December 31, 2016
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,143,510	~~W~~	10,979,326	~~W~~	—	~~W~~	—	~~W~~	12,122,836
Derivatives		3,717,819		—		—		89,309		3,807,128
Deposits		—		—		239,729,695		—		239,729,695
Debts		—		—		26,251,486		—		26,251,486
Debentures		—		—		34,992,057		—		34,992,057
Other financial liabilities		—		—		16,286,578		—		16,286,578

	~~W~~	4,861,329	~~W~~	10,979,326	~~W~~	317,259,816	~~W~~	89,309	~~W~~	333,189,780

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

6.4 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Account receivables and account payables related to listed securities and derivatives are included in the other financial instruments. As the Group has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, the net amounts of the other financial instruments balances are presented in the statement of financial position.

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
							Non-offsetting amount
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	1,850,734	~~W~~	—	~~W~~	1,850,734	~~W~~	(1,296,018)	~~W~~	(9,393)	~~W~~	545,323
Derivatives held for hedging		115,031		—		115,031		(51,063)		—		63,968
Receivable spot exchange		5,499,087		—		5,499,087		(5,496,203)		—		2,884
Reverse repurchase agreements		4,020,525		—		4,020,525		(4,020,525)		—		—
Domestic exchange settlement debits		20,544,105		(19,929,894)		614,211		—		—		614,211
Other financial instruments		1,420,193		(1,309,724)		110,469		(8,392)		—		102,077

	~~W~~	33,449,675	~~W~~	(21,239,618)	~~W~~	12,210,057	~~W~~	(10,872,201)	~~W~~	(9,393)	~~W~~	1,328,463

(In millions of Korean won)	December 31, 2016
							Non-offsetting amount
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	3,800,978	~~W~~	—	~~W~~	3,800,978	~~W~~	(2,390,096)	~~W~~	(2,711)	~~W~~	1,408,171
Derivatives held for hedging		80,718		—		80,718		(10,980)		—		69,738
Receivable spot exchange		2,557,424		—		2,557,424		(2,555,485)		—		1,939
Reverse repurchase agreements		2,926,515		—		2,926,515		(2,926,515)		—		—
Domestic exchange settlement debits		19,854,611		(19,323,418)		531,193		—		—		531,193
Other financial instruments		1,055,379		(829,137)		226,242		(7,222)		—		219,020

	~~W~~	30,275,625	~~W~~	(20,152,555)	~~W~~	10,123,070	~~W~~	(7,890,298)	~~W~~	(2,711)	~~W~~	2,230,061

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
							Non-offsetting amount
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	2,609,540	~~W~~	—	~~W~~	2,609,540	~~W~~	(2,025,979)	~~W~~	(7,729)	~~W~~	575,832
Derivatives held for hedging		84,564		—		84,564		(52,762)		—		31,802
Payable spot exchange		5,500,041		—		5,500,041		(5,496,203)		—		3,838
Repurchase agreements[1]		9,307,082		—		9,307,082		(9,307,082)		—		—
Securities borrowing agreements		1,767,170		—		1,767,170		(1,767,170)		—		—
Domestic exchange settlement credits		20,708,573		(19,929,894)		778,679		(778,679)		—		—
Other financial instruments		1,354,669		(1,309,724)		44,945		(11,128)		—		33,817

	~~W~~	41,331,639	~~W~~	(21,239,618)	~~W~~	20,092,021	~~W~~	(19,439,003)	~~W~~	(7,729)	~~W~~	645,289

(In millions of Korean won)	December 31, 2016
							Non-offsetting amount
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	4,622,729	~~W~~	—	~~W~~	4,622,729	~~W~~	(3,005,000)	~~W~~	(207,797)	~~W~~	1,409,932
Derivatives held for hedging		88,506		—		88,506		(22,795)		(11,922)		53,789
Payable spot exchange		2,556,009		—		2,556,009		(2,555,485)		—		524
Repurchase agreements[1]		8,815,027		—		8,815,027		(8,815,027)		—		—
Securities borrowing agreements		1,063,056		—		1,063,056		(1,063,056)		—		—
Domestic exchange settlement credits		20,655,999		(19,323,418)		1,332,581		(1,332,503)		—		78
Other financial instruments		953,137		(829,137)		124,000		(7,252)		—		116,748

	~~W~~	38,754,463	~~W~~	(20,152,555)	~~W~~	18,601,908	~~W~~	(16,801,118)	~~W~~	(219,719)	~~W~~	1,581,071

[1]	Includes repurchase agreements sold to customers.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

7. Due from Financial Institutions

Details of due from financial institutions as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate(%)	June 30, 2017		December 31, 2016
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~1.28	~~W~~	8,746,228	~~W~~	7,259,264
	Due from banks	KEB Hana Bank and others	0.00~2.30		2,451,480		1,233,368
	Due from others	Kyobo Securities Co., Ltd. and others	0.00~1.25		2,310,507		3,276,913

					13,508,215		11,769,545

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		1,613,012		2,025,373
	Time deposits in foreign currencies	Shinhan Bank Japan and others	0.14~9.50		738,180		808,253
	Due from others	Bank of Japan and others	0.00~0.10		665,867		723,002

					3,017,059		3,556,628

				~~W~~	16,525,274	~~W~~	15,326,173

Restricted due from financial institutions as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		Financial Institutions	June 30, 2017	December 31, 2016	Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~8,746,228	~~W~~7,259,264	Bank of Korea Act
	Due from Banks	Citibank Korea Inc. and others	872,306	209,676	Deposits related to securitization, withdrawal consent virtual account and others
	Due from others	Morgan Stanley Bank International Ltd.	193,970	580,655	Derivatives margin account and others

			9,812,504	8,049,595

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	676,713	564,099	Bank of Korea Act and others
	Time deposit in foreign currencies	Sumitomo Mitsui New York and others	31,224	24,170	Bank Act of the State of New York and others
	Due from others	Samsung Futures Inc. and others	479,877	664,082	Derivatives margin account and others

			1,187,814	1,252,351

			~~W~~11,000,318	~~W~~9,301,946

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

Details of derivative financial instruments held for trading as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	4,679,034	~~W~~	1,552	~~W~~	1,614
Swaps		159,614,642		557,353		542,053
Options		8,054,310		67,484		173,381

		172,347,986		626,389		717,048

Currency
Forwards		66,863,058		504,212		439,542
Futures[1]		811,710		52		1,262
Swaps		29,223,693		379,635		376,221
Options		611,589		1,784		3,937

		97,510,050		885,683		820,962

Stock and index
Futures[1]		891,230		907		2,141
Swaps		6,241,069		165,560		88,383
Options		8,776,726		181,238		375,980

		15,909,025		347,705		466,504

Credit
Swaps		5,344,071		47,931		47,759

		5,344,071		47,931		47,759

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Commodity
Futures[1]		3,918		117		24
Swaps		85,011		652		1,312
Options		483		29		—

		89,412		798		1,336

Other		1,452,123		25,732		6,474

	~~W~~	292,652,667	~~W~~	1,934,238	~~W~~	2,060,083

(In millions of Korean won)	December 31, 2016
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	4,352,216	~~W~~	130	~~W~~	620
Swaps		138,697,962		695,474		676,887
Options		6,376,707		48,323		161,747

		149,426,885		743,927		839,254

Currency
Forwards		58,662,586		1,343,953		1,206,539
Futures[1]		482,323		1,210		—
Swaps		30,929,704		756,936		919,549
Options		487,937		4,955		4,557

		90,562,550		2,107,054		2,130,645

Stock and index
Futures[1]		823,202		9,438		170
Swaps		6,276,026		105,437		175,679
Options		10,641,997		259,896		511,218

		17,741,225		374,771		687,067

Credit
Swaps		5,219,740		55,207		49,653

		5,219,740		55,207		49,653

Commodity
Futures[1]		320		—		7
Swaps		12,240		766		4,765
Options		2,168		20		—

		14,728		786		4,772

Other		1,145,195		16,583		6,428

	~~W~~	264,110,323	~~W~~	3,298,328	~~W~~	3,717,819

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Fair Value Hedge

Details of derivative instruments designated as fair value hedge as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,463,444	~~W~~	51,846	~~W~~	47,332
Currency
Forwards		2,789,045		30,236		20,406
Other		140,000		1,929		188

	~~W~~	6,392,489	~~W~~	84,011	~~W~~	67,926

(In millions of Korean won)	December 31, 2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,130,646	~~W~~	48,424	~~W~~	63,634
Currency
Forwards		433,831		1,912		17,454
Other		140,000		1,463		186

	~~W~~	3,704,477	~~W~~	51,799	~~W~~	81,274

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Gains on hedging instruments	~~W~~	46,830	~~W~~	47,688
Gains(losses) on the hedged items attributable to the hedged risk		(39,332)		(47,895)

	~~W~~	7,498	~~W~~	(207)

Cash Flow Hedge

Details of derivative instruments designated as cash flow hedge as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	2,274,765	~~W~~	1,863	~~W~~	6,124
Currency
Swaps		2,409,540		29,177		12,675

	~~W~~	4,684,305	~~W~~	31,040	~~W~~	18,799

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	1,078,000	~~W~~	907	~~W~~	8,035
Currency
Swaps		362,550		29,888		—

	~~W~~	1,440,550	~~W~~	30,795	~~W~~	8,035

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Gains(losses) on hedging instruments	~~W~~	18,946	~~W~~	(3,295)
Gains(losses) on effectiveness (amount recognized in other comprehensive income)		19,690		(3,615)

Gains(losses) on ineffectiveness	~~W~~	(744)	~~W~~	320

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Amount recognized in other comprehensive income	~~W~~	19,690	~~W~~	(3,615)
Amount reclassified from equity to profit or loss		(16,818)		2,175
Tax effect		(285)		(7)

Amount recognized in other comprehensive income, net of tax	~~W~~	2,587	~~W~~	(1,447)

Hedge on Net Investments in Foreign Operations

Details of derivative instruments designated as fair value hedge as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Notional amount		Assets		Liabilities
Currency
Forwards	~~W~~	12,861	~~W~~	315	~~W~~	—

(In millions of Korean won)	December 31, 2016
	Notional amount		Assets		Liabilities
Currency
Forwards	~~W~~	12,502	~~W~~	1,013	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

The effective portion of gain (loss) on hedging instruments recognized in other comprehensive income for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Amount recognized in other comprehensive income	~~W~~	6,236	~~W~~	(1,765)
Tax effect		(1,509)		427

Amount recognized in other comprehensive income, net of tax	~~W~~	4,727	~~W~~	(1,338)

There are no ineffective portion of gain (loss) related to hedge on net investments in foreign operations for the six-month periods ended June 30, 2017

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Financial debentures in foreign currencies	~~W~~	106,719	~~W~~	199,478

9. Loans

Details of loans as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Loans	~~W~~	281,195,146	~~W~~	267,045,265
Deferred loan origination fees and costs		710,119		718,625
Less: Allowances for loan losses		(2,127,627)		(2,277,756)

Carrying amount	~~W~~	279,777,638	~~W~~	265,486,134

Details of loans for other banks as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Loans	~~W~~	5,637,045	~~W~~	5,542,989
Less: Allowances for loan losses		(87)		(66)

Carrying amount	~~W~~	5,636,958	~~W~~	5,542,923

Details of loan types and customer types of loans to customers, other than banks, as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	134,172,872	~~W~~	108,109,273	~~W~~	—	~~W~~	242,282,145
Loans in foreign currencies		88,002		2,992,025		—		3,080,027
Domestic import usance bills		—		2,649,802		—		2,649,802
Off-shore funding loans		—		616,302		—		616,302
Call loans		—		397,100		—		397,100
Bills bought in Korean won		—		4,742		—		4,742
Bills bought in foreign currencies		—		3,652,731		—		3,652,731
Guarantee payments under payment guarantee		134		15,441		—		15,575

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Credit card receivables in Korean won		—		—		14,598,733		14,598,733
Credit card receivables in foreign currencies		—		—		3,284		3,284
Reverse repurchase agreements		—		1,640,525		—		1,640,525
Privately placed bonds		—		2,206,020		—		2,206,020
Factored receivables		294,280		5,254		—		299,534
Lease receivables		1,616,197		64,719		—		1,680,916
Loans for installment credit		3,133,277		7,507		—		3,140,784

		139,304,762		122,361,441		14,602,017		276,268,220

Proportion (%)		50.42		44.29		5.29		100.00
Less: Allowances		(428,390)		(1,259,099)		(440,051)		(2,127,540)

	~~W~~	138,876,372	~~W~~	121,102,342	~~W~~	14,161,966	~~W~~	274,140,680

(In millions of Korean won)	December 31, 2016
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	130,381,597	~~W~~	101,541,864	~~W~~	—	~~W~~	231,923,461
Loans in foreign currencies		72,329		2,685,932		—		2,758,261
Domestic import usance bills		—		2,962,676		—		2,962,676
Off-shore funding loans		—		559,915		—		559,915
Call loans		—		263,831		—		263,831
Bills bought in Korean won		—		5,568		—		5,568
Bills bought in foreign currencies		—		2,834,171		—		2,834,171
Guarantee payments under payment guarantee		172		11,327		—		11,499
Credit card receivables in Korean won		—		—		13,525,992		13,525,992
Credit card receivables in foreign currencies		—		—		4,251		4,251
Reverse repurchase agreements		—		1,244,200		—		1,244,200
Privately placed bonds		—		1,468,179		—		1,468,179
Factored receivables		810,582		17,898		—		828,480
Lease receivables		1,470,503		66,764		—		1,537,267
Loans for installment credit		2,293,150		—		—		2,293,150

		135,028,333		113,662,325		13,530,243		262,220,901

Proportion (%)		51.49		43.35		5.16		100.00
Less: Allowances		(481,289)		(1,382,106)		(414,295)		(2,277,690)

	~~W~~	134,547,044	~~W~~	112,280,219	~~W~~	13,115,948	~~W~~	259,943,211

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

10. Allowances for Loan Losses

Changes in the allowances for loan losses for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	481,289	~~W~~	1,382,172	~~W~~	414,295	~~W~~	2,277,756
Written-off		(111,962)		(242,668)		(191,004)		(545,634)
Recoveries from written-off loans		37,854		98,221		66,989		203,064
Sale and repurchase		(25,528)		(12,776)		—		(38,304)
Provision[1]		98,768		85,586		154,118		338,472
Business combination		9,679		50,227		—		59,906
Other changes		(61,710)		(101,576)		(4,347)		(167,633)

Ending	~~W~~	428,390	~~W~~	1,259,186	~~W~~	440,051	~~W~~	2,127,627

(In millions of Korean won)	2016
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	491,352	~~W~~	1,692,352	~~W~~	398,350	~~W~~	2,582,054
Written-off		(132,287)		(453,776)		(171,980)		(758,043)
Recoveries from written-off loans		92,532		51,604		66,353		210,489
Sale and repurchase		(10,148)		(39,594)		—		(49,742)
Provision(reversal)[1]		(32,559)		217,489		121,546		306,476
Other changes		(8,900)		3,028		(3,030)		(8,902)

Ending	~~W~~	399,990	~~W~~	1,471,103	~~W~~	411,239	~~W~~	2,282,332

[1]	Provision for credit losses in statements of comprehensive income also include provision for unused commitments and guarantees (Note 23.(2)), provision (reversal) for financial guarantees contracts (Note 23.(3)), and provision (reversal) for other financial assets (Note 18.(2)).

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Financial assets held for trading
Debt securities:
Government and public bonds	~~W~~	6,696,486	~~W~~	5,389,757
Financial bonds		10,748,298		11,186,427
Corporate bonds		5,285,056		4,594,741
Asset-backed securities		180,041		222,076
Others		2,482,313		1,593,569
Equity securities:
Stocks		777,191		424,637
Beneficiary certificates		3,420,436		2,615,962
Others		78,086		72,349

		29,667,907		26,099,518

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Financial assets designated at fair value through profit or loss
Debt securities:
Corporate bonds		117,741		237,595
Equity securities:
Stocks and others		126,248		65,591
Derivative-linked securities		1,705,140		1,361,591
Privately placed bonds		141,489		94,069

		2,090,618		1,758,846

Total financial assets at fair value through profit or loss	~~W~~	31,758,525	~~W~~	27,858,364

Available-for-sale financial assets
Debt securities:
Government and public bonds	~~W~~	4,800,059	~~W~~	7,110,899
Financial bonds		13,879,924		11,172,159
Corporate bonds		11,724,782		5,904,414
Asset-backed securities		2,372,737		2,729,749
Others		1,289,581		528,531
Equity securities:
Stocks		3,089,655		2,590,989
Equity investments and others		499,774		402,659
Beneficiary certificates		6,289,646		3,530,893

		43,946,158		33,970,293

Held-to-maturity financial assets
Debts securities:
Government and public bonds		5,072,196		2,218,274
Financial bonds		3,140,030		1,868,928
Corporate bonds		4,601,307		3,487,787
Asset-backed securities		4,084,777		3,602,515

		16,898,310		11,177,504

Total financial investments	~~W~~	60,844,468	~~W~~	45,147,797

The impairment losses and the reversal of impairment losses in financial investments for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(19,665)	~~W~~	—	~~W~~	(19,665)

(In millions of Korean won)	2016
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(6,343)	~~W~~	—	~~W~~	(6,343)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

12. Investments in Associates

Investments in associates as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017

	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB GwS Private Securities Investment Trust	26.74	~~W~~	113,880	~~W~~	133,551	~~W~~	130,080	Investment finance	Korea
Balhae Infrastructure Company[2]	12.61		100,987		104,259		104,259	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		23,385		27,010		26,624	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00		22,701		24,602		24,602	Investment finance	Korea
KB Star office Private real estate Investment Trust No. 1	21.05		20,000		20,213		19,800	Investment finance	Korea
KB Private Equity FundIII[2]	15.68		8,000		7,937		7,937	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		13,950		6,911	Installment loan	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		5,179		5,179	Credit information	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		4,645		4,550		4,550	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		3,729		3,463		3,729	Investment finance	Korea
POSCO-KB Shipbuilding Restructuring Fund	31.25		2,500		2,493		2,493	Investment finance	Korea
Incheon Bridge Co., Ltd.[2]	14.99		24,677		2,022		2,022	Operation of highways and related facilities	Korea
RAND Bio Science Co., Ltd.	24.24		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[2]	5.64		1,842		1,814		1,814	Investment finance	Korea
KB Pre IPO Secondary Venture Fund 1st2	15.19		1,671		1,552		1,552	Investment finance	Korea
Food Factory Co., Ltd.	30.00		1,000		1,000		1,000	Farm product distribution industry	Korea
Builton Co., Ltd.	22.22		800		800		800	Software Development and Supply	Korea
Korbi Co., Ltd.	21.95		750		750		750	Manufacture of prepared animal feeds and feed additives	Korea
Acts Co., Ltd.	27.78		500		500		500	Manufacture of optical lens and elements	Korea
Inno Lending Co., Ltd.[2]	19.90		398		319		319	Credit rating model development	Korea
Shinhwa Underwear Co., Ltd.[7]	26.24		—		(103)		138	Manufacture of underwears and sleepwears	Korea
MJT&I Co., Ltd.[7]	22.89		—		(601)		127	Wholesale of other goods	Korea
Kendae Co., Ltd. [7]	41.01		—		(223)		127	Screen printing	Korea
KB No. 9 Special Purpose Acquisition Company[2,4]	0.11		24		31		31	SPAC	Korea
Terra Co., Ltd. [7]	24.06		—		36		20	Manufacture of hand-operated kitchen appliances and metal ware	Korea
KB No. 10 Special Purpose Acquisition Company[2,5]	0.19		10		20		20	SPAC	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

KB No. 8 Special Purpose Acquisition Company,2 3	0.10		10		19		19	SPAC	Korea
KB No. 11 Special Purpose Acquisition Company[2,6]	0.31		10		19		19	SPAC	Korea
KB IGen Private Equity Fund No. 1[2,11]	0.03		3		3		3	Investment finance	Korea
Shinla Construction Co., Ltd.[7]	20.24		—		(553)		—	Specialty construction	Korea
Jungdong Steel Co., Ltd.[7]	42.88		—		(436)		—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[7]	26.52		—		(20)		—	Manufacture of metal products	Korea
Dpaps Co., Ltd.[7]	38.62		—		155		—	Wholesale of paper products	Korea
Jaeyang Industry Co., Ltd.[7]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
Wise Asset Management Co., Ltd.[9]	33.00		—		—		—	Asset management	Korea
Jungdo Co., Ltd.[7]	25.53		—		1,664		—	Office, commercial and institutional building construction	Korea
Korea NM Tech Co., Ltd.[7]	22.41		—		580		—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jinseung Tech Co., Ltd.[7]	30.04		—		(173)		—	Manufacture of other general-purpose machinery n.e.c.	Korea
Dongjo Co., Ltd.[7]	29.29		—		691		—	Wholesale of agricultural and forestry machinery and equipment	Korea
Dae-A Leisure Co., Ltd.[7]	49.36		—		1,017		—	Earth works	Korea

		~~W~~	347,822	~~W~~	359,568	~~W~~	347,425

(in millions of Korean won)	December 31, 2016
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Insurance Co., Ltd.[1]	39.81	~~W~~	1,052,759	~~W~~	1,393,320	~~W~~	1,392,194	Non-life insurance	Korea
JSC Bank CenterCredit
Ordinary share[10]	29.56		954,104		(32,191)		—	Banking	Kazakhstan
Preference share[10]	93.15
Balhae Infrastructure Company[2]	12.61		130,189		133,200		133,200	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		133,150		129,678	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00		22,701		24,789		24,789	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		23,985		25,105		24,719	Investment finance	Korea
KB Star office Private real estate Investment Trust No. 1	21.05		20,000		20,220		19,807	Investment finance	Korea
IMM Investment 5th PRIVATE EQUITY FUND[8]	98.88		10,000		9,999		9,999	Private Equity Fund	Korea
KB Private Equity FundIII[2]	15.68		8,000		8,000		8,000	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		26,311		5,693	Installment loan	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,853		4,853	Credit information	Korea
isMedia Co., Ltd.	22.87		3,978		3,978		3,978	Semiconductor instrument manufacture	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		4,645		3,957		3,957	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

KBIC Private Equity Fund No. 3[2]	2.00		2,050		2,396		2,396	Investment finance	Korea
RAND Bio Science Co., Ltd.	24.24		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
Aju Good Technology Venture Fund	38.46		1,998		1,949		1,998	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[2]	5.64		1,842		1,850		1,850	Investment finance	Korea
Incheon Bridge Co., Ltd.[2]	14.99		24,677		728		728	Operation of highways and related facilities	Korea
Inno Lending Co., Ltd.[2]	19.90		398		378		378	Credit rating model development	Korea
MJT&I Co., Ltd.[7]	22.89		—		(542)		232	Wholesale of other goods	Korea
Shinhwa Underwear Co., Ltd.[7]	26.24		—		(138)		103	Manufacture of underwears and sleepwears	Korea
KB No. 9 Special Purpose Acquisition Company[2,4]	0.11		24		31		31	SPAC	Korea
Terra Co., Ltd.[7]	24.06		—		44		28	Manufacture of hand-operated kitchen appliances and metal ware	Korea
KB No. 10 Special Purpose Acquisition Company[2,5]	0.19		10		20		20	SPAC	Korea
KB No. 8 Special Purpose Acquisition Company[2,3]	0.10		10		19		19	SPAC	Korea
KB No. 11 Special Purpose Acquisition Company[2]	4.76		10		13		13	SPAC	Korea
KB-Glenwood Private Equity Fund[2,11]	0.03		10		10		10	Investment finance	Korea
Shinla Construction Co., Ltd.[7]	20.24		—		(545)		—	Specialty construction	Korea
Jungdong Steel Co., Ltd.[7]	42.88		—		(423)		—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[7]	26.52		—		(51)		—	Manufacture of metal products	Korea
Dpaps Co., Ltd.[7]	38.62		—		151		—	Wholesale of paper products	Korea
Ejade Co., Ltd.[7]	25.81		—		(523)		—	Wholesale of underwears	Korea
Jaeyang Industry Co., Ltd.[7]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd.[7]	41.01		—		(351)		—	Screen printing	Korea
Wise Asset Management Co., Ltd.[9]	33.00		—		—		—	Asset management	Korea

		~~W~~	2,391,570	~~W~~	1,761,185	~~W~~	1,770,673

[1]	The market value of KB Insurance Co., Ltd., reflecting the quoted market price, as of December 31, 2016, amounts to ~~W~~522,288 million.
[2]	As of June 30, 2017 and December 31, 2016, the Group is represented in the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.
[3]	The market value of KB No. 8 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2017 and December 31, 2016, amounts to ~~W~~20 million and ~~W~~20 million.
[4]	The market value of KB No. 9 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2017 and December 31, 2016, amounts to ~~W~~31 million and ~~W~~31 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

[5]	The market value of KB No. 10 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2017 and December 31, 2016, amounts to ~~W~~20 million and ~~W~~20 million.
[6]	The market value of KB No. 11 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2017, amounts to ~~W~~21 million.
[7]	The investment in associates was reclassified from available-for-sale financial assets due to re-instated voting rights from termination of rehabilitation procedures.
[8]	Although the Group holds a majority of the investee’s voting rights, other limited partners have a right to replace general partners. Therefore, the company has been classified as investment in associates.
[9]	Carrying amount of the investment has been recognized as a loss from the date Hyundai Securities Co., Ltd. was included in the consolidation scope.
[10]	Market values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of December 31, 2016, are ~~W~~29,358 million. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method accounting is applied on the basis of single ownership ratio of 41.93%, which is calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit. On April 18, 2017, the Group transferred the entire shares of JSC Bank CenterCredit held by the Group.
[11]	KB-Glenwood Private Equity Fund changed the name to KB IGen Private Equity Fund No. 1.

Summarized financial information on major associates, adjustments to carrying amount of investment in associates and dividends received from the associates are as follows:

(In millions of Korean won)	June 30, 2017[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates
KB GwS Private Securities Investment Trust	~~W~~	499,620	~~W~~	253	~~W~~	425,814	~~W~~	499,367	~~W~~	133,551	~~W~~	(3,471)	~~W~~	130,080
Balhae Infrastructure Company		829,061		1,940		801,167		827,121		104,259		—		104,259
KoFC KBIC Frontier Champ 2010-5(PEF)		54,021		—		46,770		54,021		27,010		(386)		26,624
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		99,782		1,373		90,800		98,409		24,602		—		24,602
KB Star office Private real estate Investment Trust No. 1		216,124		120,112		95,000		96,012		20,213		(413)		19,800
KB Private Equity FundIII		50,596		—		8,000		50,596		7,937		—		7,937
SY Auto Capital Co., Ltd.		75,056		46,587		20,000		28,469		13,950		(7,039)		6,911
Korea Credit Bureau Co., Ltd.		71,842		14,297		10,000		57,545		5,179		—		5,179
Hyundai-Tongyang Agrifood Private Equity Fund		18,424		562		15,360		17,862		4,550		—		4,550
Aju Good Technology Venture Fund		9,254		250		9,700		9,004		3,463		266		3,729
POSCO-KB Shipbuilding Restructuring Fund		8,000		24		8,000		7,976		2,493		—		2,493

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Incheon Bridge Co., Ltd.	651,604	638,112	164,621	13,492	2,022	—	2,022
RAND Bio Science Co., Ltd.	2,294	6	83	2,288	2,000	—	2,000
Keystone-Hyundai Securities No. 1 Private Equity Fund	139,257	100,746	34,114	38,511	1,814	—	1,814
KB Pre IPO Secondary Venture Fund 1st	10,882	1	11,000	10,881	1,552	—	1,552
Food Factory Co., Ltd.	3,639	3,043	450	596	1,000	—	1,000
Builton Co., Ltd.	1,266	739	321	527	800	—	800
Korbi Co., Ltd.	8,617	5,034	2,168	3,583	750	—	750
Acts Co., Ltd.	8,056	7,935	117	121	500	—	500
Inno Lending Co., Ltd.	1,691	84	2,000	1,607	319	—	319
KB No. 9 Special Purpose Acquisition Company	29,849	2,553	1,382	27,296	31	—	31
KB No. 10 Special Purpose Acquisition Company	11,821	1,650	521	10,171	20	—	20
KB No. 8 Special Purpose Acquisition Company	22,807	2,335	1,031	20,472	19	—	19
KB No. 11 Special Purpose Acquisition Company	6,784	718	321	6,066	19	—	19
KB IGen Private Equity Fund No. 1	7,665	7	11,230	7,658	3	—	3

(In millions of Korean won)	June 30, 2017[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates
KB GwS Private Securities Investment Trust	~~W~~	17,502	~~W~~	17,016	~~W~~	—	~~W~~	17,016	~~W~~	4,146
Balhae Infrastructure Company		82,909		78,001		—		78,001		9,571
KoFC KBIC Frontier Champ 2010-5(PEF)		713		407		4,649		5,056		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		4,627		(1,715)		1,106		(609)		—
KB Star office Private real estate Investment Trust No. 1		6,702		3,288		—		3,288		699
KB Private Equity FundIII		—		(404)		—		(404)		—
SY Auto Capital Co., Ltd.		8,802		2,158		—		2,158		—
Korea Credit Bureau Co., Ltd.		31,726		4,944		—		4,944		148
Hyundai-Tongyang Agrifood Private Equity Fund		2,521		2,327		—		2,327		—
Aju Good Technology Venture Fund		184		(563)		—		(563)		—
POSCO-KB Shipbuilding Restructuring Fund		—		(24)		—		(24)		—
Incheon Bridge Co., Ltd.		46,216		7,975		—		7,975		—
RAND Bio Science Co., Ltd.		—		(188)		—		(188)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		—		(575)		(66)		(641)		—
KB Pre IPO Secondary Venture Fund 1st2		39		(119)		—		(119)		—
Food Factory Co., Ltd.		598		(390)		—		(390)		—
Builton Co., Ltd.		380		(26)		—		(26)		—
Korbi Co., Ltd.		—		(258)		—		(258)		—
Acts Co., Ltd.		4,353		21		—		21		—
Inno Lending Co., Ltd.		—		(299)		—		(299)		—
KB No. 9 Special Purpose Acquisition Company		—		121		—		121		—
KB No. 10 Special Purpose Acquisition Company		—		17		—		17		—
KB No. 8 Special Purpose Acquisition Company		—		(6)		—		(6)		—
KB No. 11 Special Purpose Acquisition Company		—		(208)		—		(208)		—
KB IGen Private Equity Fund No. 1		—		173		—		173		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity; such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

(In millions of Korean won)	December 31, 2016
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates
KB Insurance Co., Ltd. (initial acquisition 22.59%)	~~W~~	30,949,859	~~W~~	27,357,084	~~W~~	33,250	~~W~~	3,592,775	~~W~~	810,704	~~W~~	(1,126)	~~W~~	1,392,194
(additional acquisition 10.70%)		31,071,846		27,386,605		33,250		3,685,241		393,678
(additional acquisition 6.52%)[2]		30,038,426		27,136,518		33,250		2,901,908		188,938
JSC Bank CenterCredit		4,510,673		4,578,854		546,794		(68,181)		(32,191)		32,191		—
Balhae Infrastructure Company		1,059,008		2,288		1,061,216		1,056,720		133,200		—		133,200
KB GwS Private Securities Investment Trust		498,606		741		425,814		497,865		133,150		(3,472)		129,678
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		100,252		1,094		90,800		99,158		24,789		—		24,789
KoFC KBIC Frontier Champ 2010-5(PEF)		50,213		2		47,970		50,211		25,105		(386)		24,719
KB Star office Private real estate Investment Trust No. 1		216,988		120,943		95,000		96,045		20,220		(413)		19,807
IMM Investment 5th Private Equity Fund[3]		10,114		1		10,114		10,113		9,999		—		9,999
KB Private Equity FundIII[3]		51,000		—		51,000		51,000		8,000		—		8,000
SY Auto Capital Co., Ltd.		65,292		38,981		20,000		26,311		26,311		(20,618)		5,693
Korea Credit Bureau Co., Ltd.		71,245		17,322		10,000		53,923		4,853		—		4,853
isMedia Co., Ltd.[3]		41,192		20,925		2,520		20,267		3,978		—		3,978
Hyundai-Tongyang Agrifood Private Equity Fund[3]		15,910		375		15,360		15,535		3,957		—		3,957
KBIC Private Equity Fund No. 3		119,885		76		102,500		119,809		2,396		—		2,396
RAND Bio Science Co., Ltd.		2,720		5		83		2,715		2,000		—		2,000
Aju Good Technology Venture Fund[3]		5,249		181		5,200		5,068		1,949		49		1,998
Keystone-Hyundai Securities No. 1 Private Equity Fund[3]		112,865		73,429		34,114		39,436		1,850		—		1,850
Incheon Bridge Co., Ltd.		660,858		656,000		164,621		4,858		728		—		728
Inno Lending Co., Ltd. [3]		1,903		1		2,000		1,902		378		—		378
KB No. 9 Special Purpose Acquisition Company		29,677		2,503		1,382		27,174		31		—		31
KB No. 10 Special Purpose Acquisition Company[3]		11,795		1,628		521		10,167		20		—		20
KB No. 8 Special Purpose Acquisition Company		22,743		2,265		1,031		20,478		19		—		19
KB No. 11 Special Purpose Acquisition Company[3]		991		714		21		277		13		—		13
KB-Glenwood Private Equity Fund		30,558		3,204		31,100		27,354		10		—		10

(In millions of Korean won)	June 30, 2016[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	~~W~~	5,550,709	~~W~~	145,667	~~W~~	286,277	~~W~~	431,944	~~W~~	7,989
(additional acquisition 10.70%)		5,580,750		173,589		260,766		434,355
JSC Bank CenterCredit		69,128		(25,999)		(6,025)		(32,024)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Balhae Infrastructure Company	27,116	22,546	—	22,546	2,812
KB GwS Private Securities Investment Trust	18,251	18,004	—	18,004	4,145
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	12,725	9,331	745	10,076	—
KoFC KBIC Frontier Champ 2010-5(PEF)	1,293	453	478	931	—
KB Star office Private real estate Investment Trust No. 1	8,914	3,908	—	3,908	849
SY Auto Capital Co., Ltd.	2,937	3,381	—	3,381	—
Korea Credit Bureau Co., Ltd.	22,593	(342)	—	(342)	135
KBIC Private Equity Fund No. 3	1,402	1,260	—	1,260	—
Incheon Bridge Co., Ltd.	49,809	10,159	—	10,159	—
KB No. 9 Special Purpose Acquisition Company	—	(26)	25,393	25,367	—
KB No. 8 Special Purpose Acquisition Company	—	133	277	410	—
KB-Glenwood Private Equity Fund	—	(78)	—	(78)	—
NPS KBIC Private Equity Fund No. 1	—	—	—	—	—
KB No. 5 Special Purpose Acquisition Company	—	14	—	14	—
KB No. 7 Special Purpose Acquisition Company	—	(1)	—	(1)	—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	Details of profit or loss are not disclosed because the 3rd acquisition of shares of KB Insurance Co., Ltd. occurred in December 29, 2016.
[3]	Details of profit or loss are not disclosed as the entity is classified as an associate during the the second half year.

Changes in investments in associates for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other- comprehensive income		Others		Ending
Associates
KB Insurance Co., Ltd.[1]	~~W~~	1,392,194	~~W~~	—	~~W~~	(1,417,397)	~~W~~	(15,884)	~~W~~	38,873	~~W~~	2,214	~~W~~	—	~~W~~	—
KB GwS Private Securities Investment Trust		129,678		—		—		(4,146)		4,548		—		—		130,080
Balhae Infrastructure Company		133,200		—		(29,202)		(9,571)		9,832		—		—		104,259
KoFC KBIC Frontier Champ 2010-5(PEF)		24,719		—		(600)		—		181		2,324		—		26,624
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		24,789		—		—		—		(464)		277		—		24,602
KB Star office Private real estate Investment Trust No. 1		19,807		—		—		(699)		692		—		—		19,800
KB Private Equity FundIII		8,000		—		—		—		(63)		—		—		7,937
SY Auto Capital Co., Ltd.		5,693		—		—		—		1,218		—		—		6,911
Korea Credit Bureau Co., Ltd.		4,853		—		—		(148)		474		—		—		5,179

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Hyundai-Tongyang Agrifood Private Equity Fund		3,957		—		—		—		593		—		—		4,550
Aju Good Technology Venture Fund		1,998		1,731		—		—		—		—		—		3,729
POSCO-KB Shipbuilding Restructuring Fund		—		2,500		—		—		(7)		—		—		2,493
Incheon Bridge Co., Ltd.		728		—		—		—		1,294		—		—		2,022
RAND Bio Science Co., Ltd.		2,000		—		—		—		—		—		—		2,000
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,850		—		—		—		(32)		(4)		—		1,814
KB Pre IPO Secondary Venture Fund 1st		—		1,671		—		—		(119)		—		—		1,552
Food Factory Co., Ltd.		—		1,000		—		—		—		—		—		1,000
Builton Co., Ltd.		—		800		—		—		—		—		—		800
Korbi Co., Ltd.		—		750		—		—		—		—		—		750
Acts Co., Ltd.		—		500		—		—		—		—		—		500
Inno Lending Co., Ltd		378		—		—		—		(59)		—		—		319
Shinhwa Underwear Co., Ltd.		103		—		—		—		35		—		—		138
MJT&I Co., Ltd.		232		—		—		—		(105)		—		—		127
Kendae Co., Ltd.		—		—		—		—		127		—		—		127
KB No. 9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
Terra Co., Ltd.		28		—		—		—		(8)		—		—		20
KB No. 10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No. 8 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB No. 11 Special Purpose Acquisition Company[2]		13		—		—		—		(2)		(3)		11		19
KB IGen Private Equity Fund No. 1		10		—		(7)		—		—		—		—		3
KBIC Private Equity Fund No. 3		2,396		—		(2,763)		—		367		—		—		—
isMedia Co. Ltd		3,978		—		(5,409)		—		1,431		—		—		—
IMM Investment 5th PRIVATE EQUITY FUND		9,999		25,200		(35,185)		—		(14)		—		—		—
Kyobo 7 Special Purpose Acquisition Co., Ltd.		—		10		(10)		—		—		—		—		—

	~~W~~	1,770,673	~~W~~	34,162	~~W~~	(1,490,573)	~~W~~	(30,448)	~~W~~	58,792	~~W~~	4,808	~~W~~	11	~~W~~	347,425

[1]	KB Insurance Co., Ltd. is included as a subsidiary in April 2017.
[2]	Other gain of KB No. 11 Special Purpose Acquisition Company amounting to ~~W~~11 million represents the changes in interests due to unequal share capital increase in the associate.
[3]	Gain on disposal of investments in associates for the six-month periods ended June 30, 2017, amounts to ~~W~~323 million.

(In millions of Korean won)	2016
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity-method accounting		Other comprehensive income		Others		Ending
Associates
Hyundai Securities Co., Ltd.[1]	~~W~~	—	~~W~~	1,349,150	~~W~~	—	~~W~~	—	~~W~~	104,931	~~W~~	—	~~W~~	—	~~W~~	1,454,081
KB Insurance Co., Ltd.		1,077,014		—		—		(7,989)		51,120		92,568		—		1,212,713
Balhae Infrastructure Company		128,275		2,647		—		(2,812)		2,842		—		—		130,952
KB GwS Private Securities Investment Trust		127,539		—		—		(4,145)		4,747		—		—		128,141

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		28,470		925		—		—		3,161		(41)		—		32,515
KoFC KBIC Frontier Champ 2010-5(PEF)		25,508		—		(900)		—		142		239		—		24,989
KB Star office Private real estate Investment Trust No. 1		19,915		—		—		(849)		823		—		—		19,889
SY Auto Capital Co., Ltd		9,481		—		—		—		(1,126)		—		—		8,355
Korea Credit Bureau Co., Ltd.		4,580		—		—		(135)		61		—		—		4,506
KBIC Private Equity Fund No. 3		2,348		—		—		—		25		—		—		2,373
RAND Bio Science Co., Ltd.		—		2,000		—		—		—		—		—		2,000
MJT&I Co., Ltd.		149		—		—		—		46		—		—		195
Shinhwa Underwear Co., Ltd.		56		—		—		—		44		—		—		100
KB No. 9 Special Purpose Acquisition Company[2]		15		4,082		(1,219)		—		(3)		(56)		8		2,827
Terra Co., Ltd.		21		—		—		—		(6)		—		—		15
KB No. 8 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
Jungdong Steel Co., Ltd.		33		—		—		—		(33)		—		—		—
Doosung Metal Co., Ltd.		—		—		—		—		17		—		—		17
KB No. 5 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No. 7 Special Purpose Acquisition Company		88		—		—		—		—		—		—		88
UAMCO., Ltd.		129,707		—		(101,740)		(26,961)		(1,006)		—		—		—
United PF 1st Recovery Private Equity Fund		183,117		—		(190,863)		—		7,746		—		—		—
Sawnics Co., Ltd.		1,397		—		(1,223)		—		(174)		—		—		—
KB No. 6 Special Purpose Acquisition Company		78		—		(79)		—		—		1		—		—

	~~W~~	1,737,840	~~W~~	1,358,804	~~W~~	(296,024)	~~W~~	(42,891)	~~W~~	173,357	~~W~~	92,711	~~W~~	8	~~W~~	3,023,805

[1]	Gain on valuation of equity-method investments amounting to ~~W~~104,931 million of Hyundai Securities Co., Ltd. was recognized due to gains on bargain purchase from additional acquisition.
[2]	Other gain of KB No. 9 Special Purpose Acquisition Company amounting to ~~W~~8 million represents the changes in interests due to unequal share capital increase in the associate.
[3]	Losses on disposal of investments in associates for the six-month periods ended June 30, 2016, amounts to ~~W~~13,024 million.

13. Property and Equipment, and Investment Properties

Details of property and equipment as of June 30, 2017 and December 31, 2016, are as follows:

	June 30, 2017
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,518,982	~~W~~	—	~~W~~	(1,018)	~~W~~	2,517,964
Buildings		2,040,121		(662,934)		(5,859)		1,371,328
Leasehold improvements		733,798		(655,888)		—		77,910

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Equipment and vehicles		1,753,031		(1,508,270)		(3,849)		240,912
Construction in progress		8,150		—		—		8,150
Financial lease assets		34,111		(23,799)		—		10,312

	~~W~~	7,088,193	~~W~~	(2,850,891)	~~W~~	(10,726)	~~W~~	4,226,576

	December 31, 2016
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,325,568	~~W~~	—	~~W~~	(1,018)	~~W~~	2,324,550
Buildings		1,469,894		(482,319)		(5,859)		981,716
Leasehold improvements		711,316		(637,588)		—		73,728
Equipment and vehicles		1,591,143		(1,353,935)		(6,938)		230,270
Construction in progress		4,205		—		—		4,205
Financial lease assets		34,111		(21,312)		—		12,799

	~~W~~	6,136,237	~~W~~	(2,495,154)	~~W~~	(13,815)	~~W~~	3,627,268

Details of investment property as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	294,784	~~W~~	—	~~W~~	(738)	~~W~~	294,046
Buildings		785,289		(124,840)		—		660,449

	~~W~~	1,080,073	~~W~~	(124,840)	~~W~~	(738)	~~W~~	954,495

(In millions of Korean won)	December 31, 2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	203,795	~~W~~	—	~~W~~	(1,404)	~~W~~	202,391
Buildings		616,085		(63,465)		—		552,620

	~~W~~	819,880	~~W~~	(63,465)	~~W~~	(1,404)	~~W~~	755,011

14. Intangible Assets

Details of intangible assets as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		3,957,420		(1,145,239)		(44,233)		2,767,948

	~~W~~	4,289,127	~~W~~	(1,145,239)	~~W~~	(113,548)	~~W~~	3,030,340

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		1,312,732		(877,881)		(44,927)		389,924

	~~W~~	1,644,439	~~W~~	(877,881)	~~W~~	(114,242)	~~W~~	652,316

Details of goodwill as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017				December 31, 2016
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Securities Co., Ltd. [1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404

	~~W~~	331,707	~~W~~	262,392	~~W~~	331,707	~~W~~	262,392

[1]	The amount occurred from formerly known as KB Investment & Securities Co., Ltd.

Details of intangible assets, excluding goodwill, as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	6,683	~~W~~	(1,894)	~~W~~	—	~~W~~	4,789
Software		1,026,880		(867,582)		—		159,298
Other intangible assets		491,631		(201,080)		(44,233)		246,318
VOBA[1]		2,395,291		(62,031)		—		2,333,260
Finance leases assets		36,935		(12,652)		—		24,283

	~~W~~	3,957,420	~~W~~	(1,145,239)	~~W~~	(44,233)	~~W~~	2,767,948

[1]	See Note 43 for details on VOBA.

(In millions of Korean won)	December 31, 2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	4,617	~~W~~	(1,612)	~~W~~	—	~~W~~	3,005
Software		887,098		(749,997)		—		137,101
Other intangible assets		378,608		(111,814)		(44,927)		221,867
Finance leases assets		42,409		(14,458)		—		27,951

	~~W~~	1,312,732	~~W~~	(877,881)	~~W~~	(44,927)	~~W~~	389,924

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

15. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Assets		Liabilities		Net amount
Other provisions	~~W~~	104,224	~~W~~	(3,558)	~~W~~	100,666
Allowances for loan losses		5,542		—		5,542
Impairment losses on property and equipment		5,389		(358)		5,031
Interest on equity index-linked deposits		36		—		36
Share-based payments		15,615		—		15,615
Provisions for guarantees		22,880		—		22,880
Losses(gains) from valuation on derivative financial instruments		10,506		(110,001)		(99,495)
Present value discount		17,300		(7,564)		9,736
Losses(gains) from fair value hedged item		—		(8,981)		(8,981)
Accrued interest		—		(96,452)		(96,452)
Deferred loan origination fees and costs		827		(161,417)		(160,590)
Gains from revaluation		642		(310,117)		(309,475)
Investments in subsidiaries and others		34,064		(81,230)		(47,166)
Gains on valuation of security investment		121,480		(104,133)		17,347
Defined benefit liabilities		359,163		—		359,163
Accrued expenses		85,893		—		85,893
Retirement insurance expense		—		(297,945)		(297,945)
Adjustments to the prepaid contributions		—		(16,030)		(16,030)
Derivative-linked securities		91,666		(29,983)		61,683
Others		335,014		(565,293)		(230,279)

		1,210,241		(1,793,062)		(582,821)

Offsetting of deferred income tax assets and liabilities		(1,205,336)		1,203,837		(1,499)

	~~W~~	4,905	~~W~~	(589,225)	~~W~~	(584,320)

(In millions of Korean won)	December 31, 2016
	Assets		Liabilities		Net amount
Other provisions	~~W~~	91,201	~~W~~	—	~~W~~	91,201
Allowances for loan losses		7,297		—		7,297
Impairment losses on property and equipment		7,920		(359)		7,561
Interest on equity index-linked deposits		41		—		41
Share-based payments		13,709		—		13,709
Provisions for guarantees		30,569		—		30,569
Losses(gains) from valuation on derivative financial instruments		9,761		(46,765)		(37,004)
Present value discount		11,358		(6,160)		5,198
Losses(gains) from fair value hedged item		—		(14,335)		(14,335)
Accrued interest		—		(84,676)		(84,676)
Deferred loan origination fees and costs		1,247		(158,914)		(157,667)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Gains from revaluation		803		(286,119)		(285,316)
Investments in subsidiaries and others		12,014		(109,925)		(97,911)
Gains on valuation of security investment		109,071		(8,279)		100,792
Defined benefit liabilities		319,467		—		319,467
Accrued expenses		273,092		—		273,092
Retirement insurance expense		—		(283,771)		(283,771)
Adjustments to the prepaid contributions		—		(15,142)		(15,142)
Derivative-linked securities		30,102		(42,825)		(12,723)
Others		365,616		(195,856)		169,760

		1,283,268		(1,253,126)		30,142

Offsetting of deferred income tax assets and liabilities		(1,149,644)		1,149,644		—

	~~W~~	133,624	~~W~~	(103,482)	~~W~~	30,142

16. Assets Held for Sale

Details of assets held for sale as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	51,603	~~W~~	(6,570)	~~W~~	45,033	~~W~~	51,391
Buildings held for sale		51,478		(23,392)		28,086		28,483

	~~W~~	103,081	~~W~~	(29,962)	~~W~~	73,119	~~W~~	79,874

(In millions of Korean won)	December 31, 2016
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	31,310	~~W~~	(8,179)	~~W~~	23,131	~~W~~	24,704
Buildings held for sale		50,086		(21,069)		29,017		29,300

	~~W~~	81,396	~~W~~	(29,248)	~~W~~	52,148	~~W~~	54,004

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

17. Disposal Group Held For Sale

KB Securities, a subsidiary of the Group, decided to sell Hyundai Savings Bank Co., Ltd. and Hyundai Asset Management Co., Ltd. in the current half year, respectively, with the approval from the Board of Directors, and is currently in negotiations with the preferred bidders. Therefore, the Group classified the assets and liabilities related to Hyundai Savings Bank Co., Ltd. and Hyundai Asset Management Co., Ltd. as disposal group held for sales for the six-month period ended June 30, 2017.

Details of disposal group held for sale as of June 30, 2017, are as follow:

(In millions of Korean won)	June 30, 2017
	Hyundai Savings Bank Co., Ltd.		Hyundai Asset Management Co., Ltd.		Total
Assets of disposal group classified as held for sale
Cash and cash equivalents	~~W~~	112,119	~~W~~	24,188	~~W~~	136,307
Financial assets at fair value through profit or loss		29,451		—		29,451
Derivative financial assets		4,421		—		4,421
Loans		1,599,448		5		1,599,453
Financial investments		42,407		419		42,826
Property and equipment, and investment properties		—		153		153
Intangible assets		—		2,110		2,110
Deferred tax assets		23,237		307		23,544
Other assets		25,231		5,188		30,419

	~~W~~	1,836,314	~~W~~	32,370	~~W~~	1,868,684

Liabilities of disposal group classified as held for sale
Derivative financial liabilities	~~W~~	2,726	~~W~~	—	~~W~~	2,726
Deposits		1,554,872		—		1,554,872
Provisions		276		—		276
Defined benefit liabilities		671		—		671
Deferred tax liabilities		3,528		—		3,528
Other liabilities		37,188		897		38,085

	~~W~~	1,599,261	~~W~~	897	~~W~~	1,600,158

The Group measures the lower amount between the fair value less cost to sell and carrying value, accordingly, recognized impairment loss of ~~W~~7,405 million.

Amounts recognized in accumulated other comprehensive income related to disposal group held-for-sale for the six-month period ended June 30, 2017, are as follows:

(In millions of Korean won)	2017
Remeasurements of net defined benefit liabilities	~~W~~	(1,985)
Change in fair value of available-for-sale financial assets		936

	~~W~~	(1,049)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

18. Other Assets

Details of other assets as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Other financial assets
Other receivables	~~W~~	9,006,419	~~W~~	4,326,183
Accrued income		1,445,187		1,305,680
Guarantee deposits		1,230,897		1,230,400
Domestic exchange settlement debits		618,640		535,237
Others		65,323		25,226
Less: Allowances for loan losses		(102,266)		(95,629)
Less: Present value discount		(5,682)		(4,762)

		12,258,518		7,322,335

Other non-financial assets
Other receivables		11,578		17,727
Prepaid expenses		215,718		188,135
Guarantee deposits		4,661		3,934
Insurance assets		988,493		128,146
Separate account assets		4,188,714		866,310
Others		472,849		356,380
Less: Allowances on other asset		(33,881)		(25,182)

		5,848,132		1,535,450

	~~W~~	18,106,650	~~W~~	8,857,785

Changes in allowances for loan losses on other assets for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017

	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	95,629	~~W~~	25,182	~~W~~	120,811
Written-off		(12,212)		(129)		(12,341)
Provision		4,651		1,432		6,083
Business combination		21,293		—		21,293
Others		(7,095)		7,396		301

Ending	~~W~~	102,266	~~W~~	33,881	~~W~~	136,147

(In millions of Korean won)	2016

	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	308,699	~~W~~	23,977	~~W~~	332,676
Written-off		(269,739)		(374)		(270,113)
Provision		852		611		1,463
Others		33,505		—		33,505

Ending	~~W~~	73,317	~~W~~	24,214	~~W~~	97,531

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

19. Financial Liabilities at Fair Value through Profit or Loss

Details of financial liabilities at fair value through profit or loss as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Financial liabilities held for trading
Securities sold	~~W~~	1,767,170	~~W~~	1,070,272
Other		78,310		73,238

		1,845,480		1,143,510

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		11,177,571		10,979,326

Total financial liabilities at fair value through profit or loss	~~W~~	13,023,051	~~W~~	12,122,836

20. Deposits

Details of deposits as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Demand deposits
Demand deposits in Korean won	~~W~~	110,535,599	~~W~~	104,758,222
Demand deposits in foreign currencies		5,533,691		5,305,313

		116,069,290		110,063,535

Time deposits
Time deposits in Korean won		121,758,995		122,532,476

		121,758,995		122,532,476

Time deposits in foreign currencies		4,800,699		4,314,783
Fair value adjustments on valuation of fair value hedged items		(45,250)		(61,657)

		4,755,449		4,253,126

		126,514,444		126,785,602

Certificates of Deposits		2,768,243		2,880,558

Total deposits	~~W~~	245,351,977	~~W~~	239,729,695

21. Debts

Details of debts as of June 30, 2017 and December 31, 2016, consist of:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Borrowings	~~W~~	15,997,576	~~W~~	14,485,789
Repurchase agreements and others		9,317,961		8,825,564
Call money		2,123,928		2,940,133

	~~W~~	27,439,465	~~W~~	26,251,486

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of borrowings as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	June 30, 2017		December 31, 2016
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	~~W~~	1,779,839	~~W~~	1,644,260
	Borrowings from the government	Small Enterprise And Market Service and others	0.00~3.00		1,662,932		1,331,688
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.20~2.70		1,470,862		889,433
	Other borrowings	The Korea Development Bank and others	0.00~5.70		5,076,010		4,284,108

					9,989,643		8,149,489

Borrowings in foreign currencies	Due to banks	Deutsche Bank and others	—		20,307		70,624
	Borrowings from banking institutions	Commerz Bank and others	0.00~4.60		4,006,359		3,949,376
	Other borrowings from financial institutions	The Export-Import Bank of Korea and others	1.50~2.43		86,308		121,104
	Other borrowings	Standard Chartered Bank and others	0.00~3.66		1,894,959		2,195,196

					6,007,933		6,336,300

				~~W~~	15,997,576	~~W~~	14,485,789

22. Debentures

Details of debentures as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	Annual interest rate (%)	June 30, 2017		December 31, 2016
Debentures in Korean won
Structured debentures	0.29~6.00	~~W~~	1,067,086	~~W~~	1,146,300
Subordinated fixed rate debentures in Korean won	3.08~5.70		3,267,221		3,271,693
Fixed rate debentures in Korean won	1.21~4.40		31,301,375		25,627,695
Floating rate debentures in Korean won	1.48~2.09		923,000		1,108,000

			36,558,682		31,153,688

Fair value adjustments on fair value hedged financial debentures in Korean won			24,792		26,724
Less: Discount on debentures in Korean won			(30,420)		(19,064)

			36,553,054		31,161,348

Debentures in foreign currencies
Floating rate debentures	1.59~2.17		1,483,005		1,063,480
Fixed rate debentures	1.38~2.25		2,301,992		2,803,720

			3,784,997		3,867,200

Fair value adjustments on fair value hedged debentures in foreign currencies			(16,652)		(24,302)
Less: Discount on debentures in foreign currencies			(12,111)		(12,189)

			3,756,234		3,830,709

		~~W~~	40,309,288	~~W~~	34,992,057

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Changes in debentures based on face value for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,146,300	~~W~~	1,815,246	~~W~~	(1,894,460)	~~W~~	—	~~W~~	1,067,086
Subordinated fixed rate debentures in Korean won		3,271,693		—		(4,472)		—		3,267,221
Fixed rate debentures in Korean won		25,627,695		66,728,800		(61,055,120)		—		31,301,375
Floating rate debentures in Korean won		1,108,000		245,000		(430,000)		—		923,000

		31,153,688		68,789,046		(63,384,052)		—		36,558,682

Debentures in foreign currencies
Floating rate debentures		1,063,480		1,137,488		(670,236)		(47,727)		1,483,005
Fixed rate debentures		2,803,720		—		(354,150)		(147,578)		2,301,992

		3,867,200		1,137,488		(1,024,386)		(195,305)		3,784,997

	~~W~~	35,020,888	~~W~~	69,926,534	~~W~~	(64,408,438)	~~W~~	(195,305)	~~W~~	40,343,679

(In millions of Korean won)	2016
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	909,788	~~W~~	—	~~W~~	(480,268)	~~W~~	—	~~W~~	429,520
Subordinated fixed rate debentures in Korean won		4,586,829		—		(307,210)		—		4,279,619
Fixed rate debentures in Korean won		22,500,223		45,352,700		(43,602,709)		—		24,250,214
Floating rate debentures in Korean won		448,000		350,000		(40,000)		—		758,000

		28,444,840		45,702,700		(44,430,187)		—		29,717,353

Debentures in foreign currencies
Floating rate debentures		1,829,124		35,595		(250,959)		(6,474)		1,607,286
Fixed rate debentures		2,325,537		601,550		(492,768)		(12,100)		2,422,219

		4,154,661		637,145		(743,727)		(18,574)		4,029,505

	~~W~~	32,599,501	~~W~~	46,339,845	~~W~~	(45,173,914)	~~W~~	(18,574)	~~W~~	33,746,858

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

23. Provisions

Details of provisions as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Provisions for unused loan commitments	~~W~~	183,486	~~W~~	189,349
Provisions for payment guarantees		94,577		126,428
Provisions for financial guarantee contracts		2,455		4,333
Provisions for restoration cost		83,999		84,854
Others		224,066		132,753

	~~W~~	588,583	~~W~~	537,717

Changes in provisions for unused loan commitments, payment guarantees for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
Beginning	~~W~~	189,349	~~W~~	126,428	~~W~~	315,777
Effects of changes in foreign exchange rate		(1,335)		(2,850)		(4,185)
Reversal		(4,547)		(29,001)		(33,548)
Business combination		19		—		19

Ending	~~W~~	183,486	~~W~~	94,577	~~W~~	278,063

(In millions of Korean won)	2016
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
Beginning	~~W~~	195,385	~~W~~	158,454	~~W~~	353,839
Effects of changes in foreign exchange rate		(71)		(120)		(191)
Provision		5,521		1,643		7,164

Ending	~~W~~	200,835	~~W~~	159,977	~~W~~	360,812

Changes in provisions for financial guarantee contracts for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Beginning	~~W~~	4,333	~~W~~	3,809
Reversal		(1,878)		(992)

Ending	~~W~~	2,455	~~W~~	2,817

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Changes in provisions for restoration cost for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Beginning	~~W~~	84,854	~~W~~	75,351
Provision		2,245		1,547
Reversal		(154)		(39)
Used		(4,821)		(3,048)
Unwinding of discount		1,013		868
Business combination		862		—

Ending	~~W~~	83,999	~~W~~	74,679

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others		Total
Beginning	~~W~~	8,790	~~W~~	50,396	~~W~~	20,623	~~W~~	358	~~W~~	52,586	~~W~~	132,753
Increase		37,113		18,858		2,266		—		35,463		93,700
Decrease		(33,601)		(21,114)		(65)		(169)		(19,201)		(74,150)
Business combination		—		—		—		—		71,763		71,763

Ending	~~W~~	12,302	~~W~~	48,140	~~W~~	22,824	~~W~~	189	~~W~~	140,611	~~W~~	224,066

(In millions of Korean won)	2016
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others		Total
Beginning	~~W~~	8,630	~~W~~	41,091	~~W~~	71,240	~~W~~	69	~~W~~	53,831	~~W~~	174,861
Increase		12,125		12,284		681		76		11,627		36,793
Decrease		(12,005)		(11,802)		(50,486)		—		(3,489)		(77,782)

Ending	~~W~~	8,750	~~W~~	41,573	~~W~~	21,435	~~W~~	145	~~W~~	61,969	~~W~~	133,872

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

24. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using data; such as, interest rates, future salary increase rate, and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

Changes in the net defined benefit liabilities for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,576,003	~~W~~	(1,479,704)	~~W~~	96,299
Current service cost		100,521		—		100,521
Interest cost(income)		19,172		(17,528)		1,644
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		9,303		9,303
Contributions		—		(1,146)		(1,146)
Payments from plans (benefit payments)		(186,167)		186,142		(25)
Payments from the Group		(17,204)		—		(17,204)
Transfer in		6,424		(6,423)		1
Transfer out		(6,751)		6,749		(2)
Effect of exchange rate changes		(8)		—		(8)
Effect of business combination		287,844		(181,757)		106,087
Others		(4,700)		4,067		(633)

Ending	~~W~~	1,775,134	~~W~~	(1,480,297)	~~W~~	294,837

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	2016
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,413,600	~~W~~	(1,340,403)	~~W~~	73,197
Current service cost		93,421		—		93,421
Interest cost(income)		17,422		(16,527)		895
Past service cost		833		—		833
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		6,664		6,664
Contributions		—		(319)		(319)
Payments from plans (benefit payments)		(37,230)		37,230		—
Payments from the Group		(4,011)		—		(4,011)
Transfer in		3,188		(3,149)		39
Transfer out		(3,589)		3,589		—
Effect of exchange rate changes		57		—		57

Ending	~~W~~	1,483,691	~~W~~	(1,312,915)	~~W~~	170,776

Details of the net defined benefit liabilities as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Present value of defined benefit obligation	~~W~~	1,775,134	~~W~~	1,576,003
Fair value of plan assets		(1,480,297)		(1,479,704)

Net defined benefit liabilities	~~W~~	294,837	~~W~~	96,299

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Current service cost	~~W~~	100,521	~~W~~	93,421
Past service cost		—		833
Net interest expenses of net defined benefit liabilities		1,644		895

Post-employment benefits[1]	~~W~~	102,165	~~W~~	95,149

[1]	Post-employment benefits amounting to ~~W~~805 million and ~~W~~687 million for the six-month periods ended June 30, 2017 and 2016, respectively, are recognized as other operating expense in the statements of comprehensive income.

25. Other Liabilities

Details of other liabilities as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Other financial liabilities
Other payables	~~W~~	11,407,901	~~W~~	6,526,330
Prepaid card and debit card		19,902		19,076
Accrued expenses		2,563,821		2,613,445
Financial guarantee liabilities		33,357		26,449
Deposits for letter of guarantees and others		586,402		561,664
Domestic exchange settlement credits		788,813		1,338,103
Foreign exchanges settlement credits		142,252		116,226
Borrowings from other business accounts		9,448		5,204
Other payables from trust accounts		4,679,446		4,430,508
Liability incurred from agency relationships		1,020,545		386,670
Account for agency businesses		469,721		248,257
Dividend payables		474		475
Others		30,623		14,171

		21,752,705		16,286,578

Other non-financial liabilities
Other payables		26,963		842,902
Unearned revenue		256,118		226,096
Accrued expenses		466,447		395,933
Deferred revenue on credit card points		157,822		145,457
Withholding taxes		97,634		140,258
Separate account liabilities		4,187,718		875,015
Others		221,332		126,658

		5,414,034		2,752,319

	~~W~~	27,166,739	~~W~~	19,038,897

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

26. Equity

26.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of June 30, 2017 and December 31, 2016, are as follows:

	June 30, 2017		December 31, 2016
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	In millions of Korean won.

Changes in outstanding shares for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In number of shares)	2017	2016
Beginning	398,285,437	386,351,693
Increase	73,969	—
Decrease	(1,794,182)	(9,206,975)

Ending	396,565,224	377,144,718

26.2 Capital Surplus

Details of capital surplus as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Share premium	~~W~~	13,190,274	~~W~~	13,190,274
Loss on sales of treasury shares		(567,979)		(568,544)
Other capital surplus		4,366,596		4,373,172

	~~W~~	16,988,891	~~W~~	16,994,902

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

26.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Remeasurements of net defined benefit liabilities	~~W~~	(126,117)	~~W~~	(121,055)
Exchange differences on translating foreign operations		21,041		53,138
Change in value of available-for-sale financial assets		828,272		601,620
Change in value of held-to-maturity financial assets		5,314		6,447
Shares of other comprehensive income of associates		3,072		(96,174)
Cash flow hedges		(3,392)		(6,075)
Hedges of a net investment in a foreign operation		(27,845)		(32,572)
Other comprehensive income of separate account		(1,243)		—

	~~W~~	699,102	~~W~~	405,329

26.4 Retained Earnings

Details of retained earnings as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Legal reserves[1]	~~W~~	334,873	~~W~~	275,860
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		12,278,061		10,971,368

	~~W~~	13,594,934	~~W~~	12,229,228

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of the regulatory reserve for credit losses as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	3,016,508	~~W~~	2,670,478
Non-controlling interests		24,495		34,650

	~~W~~	3,041,003	~~W~~	2,705,128

The adjustments to the regulatory reserve for credit losses for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won, except earnings per share)	2017				2016
	Three months		Six months		Three months		Six months
Provision of regulatory reserve for credit losses[1]	~~W~~	251,057	~~W~~	295,601	~~W~~	13,376	~~W~~	215,185
Adjusted profit after provision of regulatory reserve for credit losses[2]		739,024		1,564,581		566,987		910,182
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[2]		1,864		3,943		1,495		2,381
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[2]		1,855		3,924		1,488		2,370

[1]	The increase in regulatory reserve for credit losses of ~~W~~50,429 million due to the business combination with KB Insurance Co., Ltd. was excluded.
[2]	Adjusted profit after provision of regulatory reserve for credit losses is not in accordance with Korean IFRS, and calculated with the assumption that provision of regulatory reserve for credit losses before income tax is adjusted to the profit.

26.5 Treasury Shares

Changes in treasury shares outstanding for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In number of shares and millions of Korean won)	2017
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		19,826,100		1,794,182		(73,969)		21,546,313
Carrying amount[1]	~~W~~	721,973	~~W~~	82,177	~~W~~	(2,949)	~~W~~	801,201

[1]	The trust agreement with Samsung Securities Co., Ltd. is terminated as the agreement was expired during the six month period ended June 30, 2017.

(In number of shares and millions of Korean won)	2016
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		—		9,206,975		—		9,206,975
Carrying amount[1]	~~W~~	—	~~W~~	300,006	~~W~~	—	~~W~~	300,006

[1]	The Group had entered into a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares amounting to ~~W~~300,000 million in order to enhance shareholder value in the prior quarter.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

27. Net Interest Income

Details of interest income and interest expense for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions	~~W~~	31,409	~~W~~	55,580	~~W~~	28,359	~~W~~	58,522
Loans		2,471,322		4,808,298		2,186,182		4,359,924
Financial investments
Available-for-sale financial assets		178,724		300,223		102,876		215,282
Held-to-maturity financial assets		124,961		221,827		119,081		240,275
Other		28,587		52,885		28,078		56,905

	2,835,003		5,438,813		2,464,576		4,930,908

Interest expenses
Deposits		575,313		1,155,003		638,255		1,316,753
Debts		91,129		170,572		51,520		101,349
Debentures		209,993		410,695		215,167		432,793
Other		19,399		37,021		14,993		29,088

	895,834		1,773,291		919,935		1,879,983

Net interest income	~~W~~	1,939,169	~~W~~	3,665,522	~~W~~	1,544,641	~~W~~	3,050,925

28. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months
Fee and commission income
Banking activity fees	~~W~~	47,630	~~W~~	93,102	~~W~~	44,250	~~W~~	86,367
Lending activity fees		17,503		36,507		19,312		37,866
Credit card related fees and commissions		359,712		693,406		310,937		601,981
Debit card related fees and commissions		101,260		199,761		90,824		178,545
Agent activity fees		37,455		82,550		45,293		91,013
Trust and other fiduciary fees		70,347		161,846		51,424		102,303
Fund management related fees		34,061		67,169		28,936		57,427
Guarantee fees		16,198		26,637		7,413		15,120
Foreign currency related fees		27,910		52,832		24,674		48,899
Commissions from transfer agent services		47,801		90,289		43,449		84,478

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Other business account commission on consignment		8,228		16,461		8,154		16,562
Commissions received on securities business		122,468		212,957		25,264		46,834
Lease fees		35,353		68,260		14,951		27,911
Other		66,045		129,272		45,100		84,235

	991,971		1,931,049		759,981		1,479,541

Fee and commission expense
Trading activity related fees[1]		7,142		13,392		3,219		5,952
Lending activity fees		6,450		12,559		1,326		6,366
Credit card related fees and commissions		361,435		683,745		311,805		581,430
Outsourcing related fees		36,714		56,369		22,553		41,586
Foreign currency related fees		6,493		12,445		3,185		6,874
Management fees of written-off loans		1,302		2,318		1,069		2,208
Other		62,225		119,373		52,542		102,686

	481,761		900,201		395,699		747,102

Net fee and commission income	~~W~~	510,210	~~W~~	1,030,848	~~W~~	364,282	~~W~~	732,439

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

29. Net Gains or Losses on Financial Assets/Liabilities at Fair Value Through

Profit or Loss

29.1 Net Gains or Losses on Financial Instruments Held for Trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments held for trading for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	176,159	~~W~~	345,340	~~W~~	145,287	~~W~~	281,473
Equity securities		173,746		279,468		7,019		31,972

	349,905		624,808		152,306		313,445

Derivatives held for trading
Interest rate		233,400		635,627		407,186		860,733
Currency		(262,256)		3,088,129		267,538		1,449,911
Stock or stock index		415,235		1,215,252		48,413		112,306
Credit		23,629		61,389		12,010		17,138
Commodity		1,979		4,394		618		910
Other		2,868		5,229		634		1,655

	414,855		5,010,020		736,399		2,442,653

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Financial liabilities held for trading		(4,299)		10,872		7,660		20,641

Other financial instruments		22		22		41		173

	~~W~~760,483		~~W~~5,645,722		~~W~~896,406		~~W~~2,776,912

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	45,664	~~W~~	111,360	~~W~~	11,071	~~W~~	21,499
Equity securities		90,421		142,196		8,964		23,412

	136,085		253,556		20,035		44,911

Derivatives held for trading
Interest rate		241,613		609,087		437,532		934,982
Currency		(271,378)		3,028,225		271,713		1,480,341
Stock or stock index		365,091		753,166		23,785		133,223
Credit		23,313		59,326		11,915		14,473
Commodity		2,386		3,757		792		1,591
Other		774		4,906		157		194

	361,799		4,458,467		745,894		2,564,804

Financial liabilities held for trading		13,134		43,860		25,552		67,504

Other financial instruments		12		38		32		166

	511,030		4,755,921		791,513		2,677,385

Net gains or losses on financial instruments held for trading	~~W~~	249,453	~~W~~	889,801	~~W~~	104,893	~~W~~	99,527

29.2 Net Gains or Losses on Financial Instruments Designated at Fair Value Through

Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	38,715	~~W~~	77,638	~~W~~	23,799	~~W~~	36,267
Financial liabilities designated at fair value through profit or loss		62,186		200,718		(7,034)		64,481

	100,901		278,356		16,765		100,748

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		(9,704)		29,538		1,496		13,788
Financial liabilities designated at fair value through profit or loss		246,011		783,286		38,538		66,634

	236,307		812,824		40,034		80,422

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(135,406)	~~W~~	(534,468)	~~W~~	(23,269)	~~W~~	20,326

30. Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months
Other operating income
Revenue related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	~~W~~	22	~~W~~	43	~~W~~	—	~~W~~	—
Gain on sale of available-for-sale financial assets		26,679		49,808		81,747		143,259

	26,701		49,851		81,747		143,259

Revenue related to held-to-maturity financial assets
Gain on redemption of held-to-maturity financial assets		—		2		—		—

	—		2		—		—

Gain on foreign exchange transactions		411,718		965,816		766,167		2,079,039
Dividend income		47,237		129,514		14,755		69,235
Others		(49,209)		51,941		86,567		158,369

	436,447		1,197,124		949,236		2,449,902

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		614		643		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Loss on sale of available-for-sale financial assets	87,848		110,471		1,968		3,559
Impairment on available-for-sale financial assets	7,228		19,665		3,296		6,343

	95,690		130,779		5,264		9,902

Loss on foreign exchanges transactions	274,972		795,129		703,935		1,939,407
Others	364,844		729,800		313,404		616,586

	735,506		1,655,708		1,022,603		2,565,895

Net other operating expenses	~~W~~	(299,059)	~~W~~	(458,584)	~~W~~	(73,367)	~~W~~	(115,993)

31. General and Administrative Expenses

31.1 General and Administrative Expenses

Details of general and administrative expenses for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months
Employee Benefits
Salaries and short-term employee benefits - salaries	~~W~~	566,031	~~W~~	1,041,221	~~W~~	442,570	~~W~~	881,165
Salaries and short-term employee benefits - others		206,237		454,239		168,403		416,107
Post-employment benefits - defined benefit plans		54,542		101,360		46,810		94,462
Post-employment benefits - defined contribution plans		3,857		5,727		2,215		4,986
Termination benefits		1,179		(266)		59,140		57,829
Share-based payments		21,576		36,342		5,290		8,350

	853,422		1,638,623		724,428		1,462,899

Depreciation and amortization		88,505		162,787		62,964		122,041

Other general and administrative expenses
Rental expense		81,246		155,729		66,612		135,187
Tax and dues		57,265		102,039		43,793		75,564
Communication		13,343		20,565		9,543		17,990
Electricity and utilities		6,417		13,889		6,717		14,930
Publication		3,893		7,880		4,245		8,700
Repairs and maintenance		6,428		9,871		3,734		7,659
Vehicle		3,009		5,271		2,364		4,320
Travel		5,015		7,190		1,823		3,391
Training		5,966		11,742		4,734		10,346
Service fees		48,394		83,303		28,709		55,434
Electronic data processing expenses		45,356		82,685		38,498		78,289
Advertising		44,551		78,758		27,534		46,305
Others		59,561		109,260		43,595		80,046

	380,444		688,182		281,901		538,161

	~~W~~1,322,371		~~W~~2,489,592		~~W~~1,069,293		~~W~~2,123,101

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

31.2 Share-based Payments

31.2.1 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007.

Details of stock grants linked to long-term performance as of June 30, 2017, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions

KB Financial Group Inc.
Series 4	July 13, 2010	12,429	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 8	Jan. 01, 2012	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 9	July 17, 2013	11,486	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 12	Nov. 21, 2014	32,449	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 14	July 17, 2015	11,363	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 15	Jan. 01, 2016	72,843	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 17	Jan. 01, 2017	42,032	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,10]
Deferred grant in 2014	—	5,286	Satisfied
Deferred grant in 2015	—	14,961	Satisfied
Deferred grant in 2016	—	15,338	Satisfied

		231,658

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Kookmin Bank
Series 64	July 24, 2015	11,133	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 65	Aug. 26, 2015	11,587	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 66	Nov. 21, 2014	28,392	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 67	Jan. 01, 2016	135,934	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Series 68	July 05, 2016	9,621	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Series 69	Jan. 01, 2017	330,194	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,11]
Deferred grant in 2014	—	35,312	Satisfied
Deferred grant in 2015	—	61,328	Satisfied
Deferred grant in 2016	—	155,407	Satisfied

		778,908

Other subsidiaries and associate
Stock granted in 2010	—	2,096	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2011	—	2,633	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2012	—	7,788	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2013	—	21,289	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Stock granted in 2014	—	45,426	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2015	—	197,609	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2016	—	181,527	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2017	—	242,903	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]

		701,271

		1,711,837

[1]	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of June 30, 2017).
[2]	Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.
[3]	37.5%, 37.5% and 25% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR(Total Shareholder Return), EPS and qualitative indicators, respectively. 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 40%, 40% and 20% of the number of certain granted shares to be compensated are determined upon the accomplishment of EPS, relative TSR and qualitative indicators, respectively.
[4]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[5]	35%, 35% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and Asset Quality, respectively.
[6]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[7]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and financial results of Kookmin Bank, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

[8]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[9]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.
[10]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, results of the Group and relative TSR respectively. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 30% is determined upon the accomplishment of relative TSR.
[11]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, relative TSR and Evaluation of the Bank president’s performance, respectively. 30% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 70% is determined upon the accomplishment of Performance Results.
[12]	50%, 30% and 20% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 20% is determined upon the accomplishment of relative TSR. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 20% is determined upon the accomplishment of relative TSR. 60%, 30% and 10% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 10% is determined upon the accomplishment of relative TSR. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 10% is determined upon the accomplishment of relative TSR.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of stock grants linked to short-term performance as of June 30, 2017, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	448	Satisfied
Stock granted in 2014	Jan. 01, 2014	7,079	Satisfied
Stock granted in 2015	Jan. 01, 2015	16,730	Satisfied
Stock granted in 2016	Jan. 01, 2016	20,523	Satisfied
Stock granted in 2017	Jan. 01, 2017	9,601	Proportional to service period
Kookmin Bank
Stock granted in 2013	Jan. 01, 2013	685	Satisfied
Stock granted in 2014	Jan. 01, 2014	66,695	Satisfied
Stock granted in 2015	Jan. 01, 2015	103,061	Satisfied
Stock granted in 2016	Jan. 01, 2016	140,918	Satisfied
Stock granted in 2017	Jan. 01, 2017	53,099	Proportional to service period
Other subsidiaries and associate
Stock granted in 2014	—	24,976	Satisfied
Stock granted in 2015	—	117,127	Satisfied
Stock granted in 2016	—	183,673	Satisfied
Stock granted in 2017	—	107,201	Proportional to service period

[1]	Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

As of June 30, 2017 and December 31, 2016, the accrued expenses related to share-based payments including share grants amounted to ~~W~~99,055 million and ~~W~~79,742 million, respectively, and the compensation costs from share grants amounting to ~~W~~36,342 million and ~~W~~8,350 million were incurred during the six-month periods ended June, 2017 and 2016, respectively. There is no intrinsic value of the vested stock options as of June 30, 2017 and December 31, 2016.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of Mileage stock as of June 30, 2017, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[1]	Remaining shares[2]
Stock granted in 2016	Jan. 23, 2016	33,829	0.00~1.56	20,739
	Apr. 29, 2016	60	0.00~1.83	48
	July 07, 2016	280	0.00~2.02	280
	July 18, 2016	767	0.00~2.05	767
	Aug. 03, 2016	107	0.00~2.09	107
	Aug. 17, 2016	51	0.00~2.13	51
	Aug. 30, 2016	256	0.00~2.17	244
	Sept. 06, 2016	206	0.00~2.19	191
	Oct. 07, 2016	105	0.00~2.27	105
	Nov. 01, 2016	118	0.00~2.34	118
	Dec. 07, 2016	211	0.00~2.44	189
	Dec. 08, 2016	43	0.00~2.44	43
	Dec. 15, 2016	12	0.00~2.46	12
	Dec. 20, 2016	309	0.00~2.47	309
	Dec. 28, 2016	76	0.00~2.50	64
	Dec. 30, 2016	210	0.00~2.50	210
Stock granted in 2017	Jan. 09, 2017	29,086	0.00~2.53	25,769
	Feb. 03, 2017	43	0.00~2.60	43
	Apr. 03, 2017	82	0.00~2.76	82
	May. 22, 2017	20	0.00~2.89	20

		65,871		49,391

[1]	Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.
[2]	The remaining shares are assessed based on the stock price as of June 30, 2017. These shares are vested immediately at grant date.

As of June 30, 2017 and December 31, 2016, the accrued expenses for share-based payments in regards to mileage stock amounted to ~~W~~2,850 million and ~~W~~1,533 million, respectively, and the compensation costs amounting to ~~W~~1,252 million and ~~W~~1,105 million were incurred during the six-month periods ended June 30, 2017 and 2016, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

32. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months
Other non-operating income
Gain on disposal in property and equipment	~~W~~	227	~~W~~	250	~~W~~	124	~~W~~	256
Rent received		9,439		14,555		3,638		7,639
Gains on bargain purchase		122,986		122,986		—		—
Others		22,549		61,145		21,257		42,342

		155,201		198,936		25,019		50,237

Other non-operating expenses
Loss on disposal in property and equipment		628		738		878		1,324
Donation		9,005		16,018		8,343		11,751

Restoration cost		1,828		2,260		340		719
Others		19,541		29,753		12,738		19,561

		31,002		48,769		22,299		33,355

Net other non-operating income	~~W~~	124,199	~~W~~	150,167	~~W~~	2,720	~~W~~	16,882

33. Income Tax Expense

Income tax expense for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Tax payable
Current tax expense	~~W~~	152,257	~~W~~	314,694
Adjustments recognized in the period for current tax of prior years		(13,866)		33,865

		138,391		348,559

Changes in deferred income tax assets (liabilities)		267,438		16,834

Income tax recognized directly in equity
Exchange difference in foreign operation		6,199		—
Remeasurements of net defined benefit liabilities		2,250		1,596
Change in value of available-for-sale financial assets		(70,082)		(41,886)
Change in value of held-to-maturity financial assets		362		140
Share of other comprehensive loss of associates		20,441		(4,514)
Cash flow hedges		(316)		32
Hedges of a net investment in a foreign operation		(1,509)		427
Comprehensive income of separate account		397		—
Comprehensive income of assets held for sale		(21,498)		—

		(63,756)		(44,205)

Others		(22,142)		(645)

Tax expense	~~W~~	319,931	~~W~~	320,543

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	The Group had not recognized deferred income tax assets for the deductible temporary difference incurred from valuation loss on JSC BankCenterCredit until the year ended December 31, 2016, because the possibility of disposal of its shares was unlikely. However, the transaction was completed during the six-month period ended June 30, 2017, accordingly, ~~W~~158,264 million was recognized as a reduction in income tax expense.

34. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2016, of ~~W~~1,250 per share, amounting to total dividends of ~~W~~497,968 million were paid in April 2017. The dividends paid to the shareholders of the Parent Company in 2016 were ~~W~~378,625 million (~~W~~980 per share).

35. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Replaced by retained earnings		Replaced by assets held for sale		Replaced by disposal group held for sale		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(121,055)	~~W~~	(9,297)	~~W~~	—	~~W~~	2,250	~~W~~	—	~~W~~	—	~~W~~	1,985	~~W~~	(126,117)
Exchange differences on translating foreign operations		53,138		(38,296)		—		6,199		—		—		—		21,041
Change in value of available-for-sale financial assets		601,620		236,419		61,251		(70,082)		—		—		(936)		828,272
Change in value of held-to-maturity financial assets		6,447		(1,495)		—		362		—		—		—		5,314
Shares of other comprehensive income of associates		(96,174)		4,808		10,152		20,441		(3,492)		67,337		—		3,072
Cash flow hedges		(6,075)		19,817		(16,818)		(316)		—		—		—		(3,392)
Hedges of a net investment in a foreign operation		(32,572)		6,236		—		(1,509)		—		—		—		(27,845)
Comprehensive income of separate account		—		27		(1,667)		397		—		—		—		(1,243)
Comprehensive income of disposal group held for sale		—		—		—		—		—		—		(1,049)		(1,049)
Comprehensive income of assets held for sale		—		—		88,835		(21,498)		—		(67,337)		—		—

	~~W~~	405,329	~~W~~	218,219	~~W~~	141,753	~~W~~	(63,756)	~~W~~	(3,492)	~~W~~	—	~~W~~	—	~~W~~	698,053

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	2016
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(133,876)	~~W~~	(6,595)	~~W~~	—	~~W~~	1,596	~~W~~	(138,875)
Exchange differences on translating foreign operations		32,990		(8,303)		—		—		24,687
Change in value of available-for-sale financial assets		653,130		247,606		(62,295)		(41,886)		796,555
Change in value of held-to-maturity financial assets		2,731		(580)		—		140		2,291
Shares of other comprehensive income of associates		(89,081)		92,711		—		(4,514)		(884)
Cash flow hedges		(10,173)		(3,774)		2,175		32		(11,740)
Hedges of a net investment in a foreign operation		(25,477)		(1,765)		—		427		(26,815)

	~~W~~	430,244	~~W~~	319,300	~~W~~	(60,120)	~~W~~	(44,205)	~~W~~	645,219

36. Earnings per Share

36.1 Basic Earnings Per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the three-month and six-month periods ended June 30, 2017 and 2016.

Weighted average number of ordinary shares outstanding:

(In number of shares)	2017	2016
Three-month periods
Beginning (A)	418,111,537	386,351,693
Acquisition of treasury shares (B)	(21,546,313)	(6,996,657)

Weighted average number of ordinary shares outstanding (C)	396,565,224	379,355,036

Six-month periods
Beginning (A)	418,111,537	386,351,693
Acquisition of treasury shares (B)	(21,349,137)	(4,106,289)

Weighted average number of ordinary shares outstanding (C)	396,762,400	382,245,404

Basic earnings per share:

	2017
(In Korean won and in number of shares)	Three months		Six months
Profit attributable to ordinary shares (D)	~~W~~	990,080,543,633	~~W~~	1,860,181,803,795
Weighted average number of ordinary shares outstanding (E)		396,565,224		396,762,400
Basic earnings per share (F = D / E)	~~W~~	2,497	~~W~~	4,688

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In Korean won and in number of shares)	2016
	Three months		Six months
Profit attributable to ordinary shares (D)	~~W~~	580,362,985,172	~~W~~	1,125,366,527,076
Weighted average number of ordinary shares outstanding (E)		379,355,036		382,245,404
Basic earnings per share (F = D / E)	~~W~~	1,530	~~W~~	2,944

36.2 Diluted Earnings per Share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

Adjusted profit for diluted earnings per share for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(In Korean won)	2017
	Three months		Six months
Profit attributable to ordinary shares	~~W~~	990,080,543,633	~~W~~	1,860,181,803,795
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	990,080,543,633	~~W~~	1,860,181,803,795

(In Korean won)	2016
	Three months		Six months
Profit attributable to ordinary shares	~~W~~	580,362,985,172	~~W~~	1,125,366,527,076
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	580,362,985,172	~~W~~	1,125,366,527,076

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(In number of shares)	2017
	Three months	Six months
Weighted average number of ordinary shares outstanding	396,565,224	396,762,400
Adjustment
Stock grants	1,779,299	1,967,124
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,344,523	398,729,524

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

	2016
(In number of shares)	Three months	Six months
Weighted average number of ordinary shares outstanding	379,355,036	382,245,404
Adjustment
Stock grants	1,616,108	1,739,857
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	380,971,144	383,985,261

Diluted earnings per share for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

	2017
(in Korean won and in number of shares)	Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	990,080,543,633	~~W~~	1,860,181,803,795
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,344,523		398,729,524
Diluted earnings per share	~~W~~	2,485	~~W~~	4,665

	2016
(In Korean won and in number of shares)	Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	580,362,985,172	~~W~~	1,125,366,527,076
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		380,971,144		383,985,261
Diluted earnings per share	~~W~~	1,523	~~W~~	2,931

37. Insurance Contracts

37.1 Insurance Assets

Details of deferred policy acquisition costs included in other assets as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		June 30, 2017		December 31, 2016
Non-life insurance	Pension	~~W~~	458	~~W~~	—
	Long-term insurance		95,656		—
Life insurance	Pure endowment insurance		24,619		30,111
	Death insurance		88,945		79,261
	Joint insurance		8,541		12,779

		~~W~~218,219		~~W~~122,151

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of reinsurance assets included in other assets as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		June 30, 2017		December 31, 2016
Non-life insurance	Reserve for outstanding claims
	General insurance	~~W~~	431,532	~~W~~	—
	Automobile insurance		14,576		—
	Long-term insurance		91,602		—
	Unearned premium reserve
	General insurance		210,302		—
	Automobile insurance		16,306		—
	Long-term insurance		3		—

			764,321		—

Life insurance	Reserve for outstanding claims		1,335		1,301
	Unearned premium reserve		483		473

			1,818		1,774

Others	Reserve for outstanding claims		3,947		3,041
	Unearned premium reserve		1,181		1,180

			5,128		4,221

Total reinsurance assets			771,267		5,995
Allowance for impairment			993		—

Total reinsurance assets, net		~~W~~	770,274	~~W~~	5,995

37.2 Insurance Liabilities

Details of insurance liabilities as of June 30, 2017 and December 31, 2016, are as follows:

	June 30, 2017
(In millions of Korean won)	Non-life insurance		Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	19,802,576	~~W~~	7,164,439	~~W~~	—	~~W~~	26,967,015
Reserve for outstanding claims		2,077,121		86,637		3,947		2,167,705
Unearned premium reserve		1,447,620		2,041		1,181		1,450,842
Reserve for participating policyholders’ dividends on long-term insurance		83,083		24,187		—		107,270
Unallocated Divisible Surplus to Future Policyholders		35,740		10,990		—		46,730
Reserve for compensation for losses on dividend-paying insurance contracts		20,651		9,353		—		30,004
Guarantee reserve		—		12,202		—		12,202

	~~W~~	23,466,791	~~W~~	7,309,849	~~W~~	5,128	~~W~~	30,781,768

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

	December 31, 2016
(In millions of Korean won)	Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	7,161,698	~~W~~	—	~~W~~	7,161,698
Reserve for outstanding claims		69,659		3,041		72,700
Unearned premium reserve		869		1,180		2,049
Reserve for participating policyholders’ dividends on long-term insurance		25,923		—		25,923
Unallocated Divisible Surplus to Future Policyholders		9,273		—		9,273
Reserve for compensation for losses on dividend-paying insurance contracts		8,544		—		8,544
Guarantee reserve		10,657		—		10,657

	~~W~~	7,286,623	~~W~~	4,221	~~W~~	7,290,844

37.3 Insurance Income and Expenses

(In millions of Korean won)		2017		2016
Insurance income	Premium income	~~W~~	2,940,131	~~W~~	654,394
	Reinsurance income		165,113		4,925
	Reversal of policy reserves		—		370
	Separate account income		39,442		—
	Income of change in reinsurance assets		30,106		—
	Other insurance income		625		—

			3,175,417		659,689

Insurance expenses	Insurance claims paid		984,935		78,258
	Dividend expenses		2,287		459
	Refunds of surrender value		854,791		331,929
	Reinsurance expenses		220,315		6,610
	Provision of policy reserves		607,447		257,872
	Separate account expenses		18,379		(212)
	Insurance operating expenses		97,046		(3,971)
	Deferred acquisition costs		112,129		46,422
	Expenses of change in reinsurance assets		(44)		—
	Claim survey expenses paid		7,651		—
	Other insurance expenses		63,323		—

			2,968,259		717,367

Net insurance income(expenses)		~~W~~	207,158	~~W~~	(57,678)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

38. Supplemental Cash Flow Information

Cash and cash equivalents as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Cash	~~W~~	2,074,700	~~W~~	2,158,268
Checks with other banks		566,148		400,422
Due from Bank of Korea		9,278,063		7,676,491
Due from other financial institutions		7,247,211		7,649,682

		19,166,122		17,884,863

Restricted cash from financial institutions		(11,000,318)		(9,301,946)
Due from financial institutions with original maturities over three months		(1,531,494)		(1,168,081)

		(12,531,812)		(10,470,027)

	~~W~~	6,634,310	~~W~~	7,414,836

Cash inflows and outflows from income tax, interests and dividends for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	Activity	2017		2016
Income tax paid	Operating	~~W~~	563,597	~~W~~	140,221
Interest received	Operating		5,658,844		5,125,287
Interest paid	Operating		1,859,360		1,894,421
Dividends received	Operating		162,736		92,660
Dividends paid	Financing		497,968		378,625

39. Contingent Liabilities and Commitments

Details of payment guarantees as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2016		December 31, 2016
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	~~W~~	328,103	~~W~~	329,051
Other payment guarantees		565,767		858,951

		893,870		1,188,002

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		204,287		234,125
Letter of guarantees		44,661		64,189
Bid bond		46,498		64,242
Performance bond		650,976		703,076
Refund guarantees		1,191,202		1,689,343
Other payment guarantees in foreign currency		1,448,691		1,593,770

		3,586,315		4,348,745

Financial guarantees
Guarantees for Debenture-Issuing		31,000		31,000
Payment guarantees for mortgage		50,818		25,994
Overseas debt guarantees		318,279		272,255
International financing guarantees in foreign currencies		49,942		52,961
Other financing payment guarantees		270,122		334

		720,161		382,544

		5,200,346		5,919,291

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		1,971,324		2,068,105
Refund guarantees		118,929		217,272

		2,090,253		2,285,377

	~~W~~	7,290,599	~~W~~	8,204,668

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Commitments as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016
Commitments
Corporate loan commitments	~~W~~	32,999,769	~~W~~	35,723,627
Retail loan commitments		16,054,644		15,789,809
Credit line on credit cards		46,207,870		43,937,899
Purchase of other security investment and others		2,855,912		1,554,221

		98,118,195		97,005,556

Financial Guarantees
Credit line		3,026,587		3,334,648
Purchase of security investment		267,300		1,029,100

		3,293,887		4,363,748

	~~W~~	101,412,082	~~W~~	101,369,304

Other Matters (including litigation)

a) The Group has filed 3,756 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~518,411 million, and faces 2,055 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~562,053 million, which arose in the normal course of the business and are still pending as of June 30, 2017.

b) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ~~W~~2,020 million and ~~W~~5,731 million as of June 30, 2017 and December 31, 2016, respectively.

c) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 119 legal claims filed as the defendant, with an aggregate claim of ~~W~~10,392 million as of June 30, 2017. A provision liability of ~~W~~10,565 million has been recognized for these pending lawsuits. In addition, the additional lawsuits may be filed against the Group. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

40. Subsidiaries

Details of subsidiaries as of June 30, 2017, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	June 30	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	June 30	Financial investment
	KB Insurance Co., Ltd.	94.30	Korea	June 30	Non—life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	June 30	Credit card and installment finance
	KB Life Insurance Co., Ltd.	100.00	Korea	June 30	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	June 30	Security investment trust management and advisory
	KB Capital Co., Ltd.	79.70	Korea	June 30	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	June 30	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	June 30	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	June 30	Capital investment
	KB Credit Information Co., Ltd.	100.00	Korea	June 30	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	June 30	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	June 30	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	China	June 30	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	June 30	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	June 30	Banking and foreign exchange transaction
	KB Microfinance Myanmer Co., Ltd.	100.00	Myanmer	June 30	Other credit granting n.e.c.
KB Securities Co., Ltd.	Hyundai Savings Bank	100.00	Korea	June 30	Savings banking
	Hyundai Asset Management Co.,Ltd.	100.00	Korea	June 30	Collective investment
	KBFG Securities America Inc.	100.00	United States of America	June 30	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00	China	June 30	Investment advisory and securities dealing activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

KB Insurance Co., Ltd.	KB Claims Survey & Adjusting	100.00	Korea	June 30	Claim service
	KB Sonbo CNS	100.00	Korea	June 30	Management service
	Leading Insurance Services, Inc.	100.00	United States of America	June 30	Management service
	LIG Insurance (China) Co., Ltd.	100.00	China	June 30	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	June 30	Non-life insurance
	KB Golden Life Care Co., Ltd.	100.00	Korea	June 30	Service
KB Capital Co., Ltd. and KB Kookmin Card Co., Ltd.	KB KOLAO LEASING Co., Ltd.	80.00	Laos	June 30	Financial Leasing
Kookmin Bank	KL 1st Inc. and 27 others[2]	—	Korea	June 30	Asset-backed securitization and others
KB Kookmin Card Co., Ltd.	KB Kookmin Card Third Securitization Co., Ltd., and 11 others[2]	0.50	Korea	June 30	Asset-backed securitization
KB Securities Co., Ltd	Able Ocean Co., Ltd. and 49 others[2]	—	Korea	June 30	Asset-backed securitization
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	June 30	Capital investment
	KB Start-up Creation Fund	62.50	Korea	June 30	Capital investment
KB Investment Co., Ltd.	09-5 KB Venture Fund[4]	33.33	Korea	June 30	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership[4]	50.00	Korea	June 30	Capital investment
	2011 KIF-KB IT Venture Fund[4]	43.33	Korea	June 30	Capital investment
	KoFC-KB Young Pioneer 1st Fund[4]	33.33	Korea	June 30	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Intellectual Property Fund[4]	34.00	Korea	June 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance, KB Investment Co., Ltd.	KB High-tech Company Investment Fund	100.00	Korea	June 30	Capital investment
Kookmin Bank	KB Haeoreum private securities investment trust 26 and 6 others	100.00	Korea	June 30	Private equity fund
KB Life Insurance Co., Ltd.	KB Haeoreum Private Securities Investment Trust 1st and 3 others	100.00	Korea	June 30	Private equity fund
Kookmin Bank	KB Multi-Asset Private Securities Fund (Bond Mixed-ETF)	99.27	Korea	June 30	Private equity fund
KB Multi-Asset Private Securities Fund (Bond Mixed-ETF)	Global Diversified Multi-Asset Sub-Trust Class IA	100.00	United Kingdom	June 30	Private equity fund
Kookmin Bank, KB Insurance Co., Ltd.	Hanbando BTL Private Special Asset Fund 1st3	46.36	Korea	June 30	Capital investment
Kookmin Bank	KB Evergreen bond fund No.98 (Bond)[3]	45.88	Korea	June 30	Capital investment
	KB Haeoreum private securities investment trust 70(Bond)[3]	44.56	Korea	June 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	46.00	Korea	June 30	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Mezzanine Private Securities Fund 2nd.(Mixed)[3]	40.74	Korea	June 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Senior Loan Private Fund[3]	37.39	Korea	June 30	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB life Insurance Co., Ltd., KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	June 30	Investment trust
KB Securities Co., Ltd.	KB Vintage 16 Private Securities Investment Trust 1st [3]	50.00	Korea	June 30	Capital investment
KB Insurance Co., Ltd.	KB AMP Infra Private Special Asset Fund 1(FoFs)[3]	41.67	Korea	June 30	Capital investment
Kookmin Bank	Hyundai Trust Securities Feeder Investment Trust No.1- Bond[3]	46.96	Korea	June 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB KBSTAR Short Term KTB Active ETF	99.80	Korea	June 30	Investment trust
	KB KBSTAR Mid-Long Term KTB Active ETF	99.80	Korea	June 30	Investment trust
KB Securities Co., Ltd.	Jueun Power Middle 7 and 5 others	100.00	Korea	June 30	Capital investment
	Hyundai You First Private Real Estate Investment Trust No. 1	60.00	Korea	June 30	Capital investment
	Hyundai Smart Index Alpha Securities Feeder Investment Trust No.1	98.40	Korea	June 30	Capital investment
	Hyundai Trust Securities Feeder Investment Trust No.1	99.87	Korea	June 30	Capital investment
	Hyundai Strong Korea Equity Trust No.1	99.70	Korea	June 30	Capital investment
	Hyundai Kidzania Equity Feeder Trust No.1	75.59	Korea	June 30	Capital investment
	Hyundai Value Plus Equity Feeder Trust No.1	99.61	Korea	June 30	Capital investment
	Hyundai Strong-small Corporate Trust No.1	85.76	Korea	June 30	Capital investment
	JB New Jersey Private Real Estate Investment Trust No. 1	98.15	Korea	June 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

	Hyundai Dynamic Mix Secruticies Feeder Investment Trust No.1	99.96	Korea	June 30	Capital investment
	Hyudai China Index Plus Securities Investment Trust No.1	77.43	Korea	June 30	Capital investment
	Aquila Global Real Assets Fund No.1 LP	99.96	Cayman islands	June 30	Capital investment
	Hyundai Kon-tiki Specialized Privately Placed Fund No.1	98.12	Korea	June 30	Capital investment
	Hyundai You First Private Real Estate Investment Trust No. 15[3]	35.00	Korea	June 30	Capital investment
	HANA Private real estate Investment Trust No.43	98.67	Korea	June 30	Capital investment
	HI-AP Private real estate Investment Trust	99.72	Korea	June 30	Capital investment
KB Securities Co., Ltd., KB Insurance Co., Ltd. and KB Asset Management Co., Ltd.	KB Star Fund_KB Value Focus Korea Equity	100.00	Luxembourg	June 30	Capital investment
KB Securities Co., Ltd. and others	Able Quant Asia Pacific Feeder Fund(T.E.) Limited	100.00	Cayman islands	June 30	Capital investment
KB Kookmin Card Co., Ltd.	Heungkuk Life Insurance Money Market Trust	100.00	Korea	June 30	Trust asset management
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate No. 6	100.00	Korea	June 30	Capital investment
	KB Wellyan Private Equity Real Estate No. 7	99.83	Korea	June 30	Capital investment
KB Wellyan Private Equity Real Estate Fund No. 6, No. 7	Boyoung Construction[2]	—	Korea	June 30	Construction
KB Insurance Co., Ltd., KB life Insurance Co., Ltd., KB Investment Co., Ltd.	KB-Solidus Global Healthcare Fund[4]	43.33	Korea	June 30	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Private Master Real Estate 1st [3]	48.98	Korea	June 30	Investment trust
	KB Star Office Private Real Estate Investment Trust 2nd [3]	44.44	Korea	June 30	Investment trust
Able Quant Asia Pacific Feeder Fund(T.E.) Limited	Able Quant Asia Pacific Master Fund Limited	100.00	Cayman islands	June 30	Capital investment
KBFG Securities America Inc.	Global Investment Opportunity Limited	100.00	Malaysia	June 30	Finance and Real Estate Activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	Hyundai Smart Index Alpha Securities Master Investment Trust	99.59	Korea	June 30	Capital investment
Hyundai Trust Securities Feeder Investment Trust No.1- Bond	Hyundai Trust Securities Master Investment Trust - Bond	93.37	Korea	June 30	Capital investment
Hyundai Dynamic Mix Secruticies Feeder Investment Trust	Hyundai Dynamic Mix Secruticies Master Investment Trust	98.86	Korea	June 30	Capital investment
Hyundai Value Plus Securities Feeder Investment Trust 1 and others	Hyundai Value Plus Securities Master Investment Trust	100.00	Korea	June 30	Capital investment
Hyundai Quant Long Short Securities Feeder Investment Trust	Hyundai Quant Long Short Securities Master Investment Trust	100.00	Korea	June 30	Capital investment
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100.00	Luxembourg	June 30	Asset-backed securitization
AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100.00	Luxembourg	June 30	Asset-backed securitization
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG and 2 others	94.90	Germany	June 30	Real Estate Activities
KB Securities Hong Kong Ltd.	KB Asset Management Singapore PTE., Ltd. and 1 other	100.00	Singapore	June 30	Collective investment and others
JB New Jersey Private Real Estate Investment Trust No. 1	ABLE NJ DSM INVESTMENT REIT	99.18	United States of America	June 30	Real Estate Activities
ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100.00	United States of America	June 30	Real Estate Activities
Heungkuk Global Highclass Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	99.90	United States of America	June 30	Real Estate Activities
HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100.00	United States of America	June 30	Real Estate Activities
Able Ocean Co., Ltd.	Hyundai Ocean Star Ship Private 2	100.00	Korea	June 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Hyundai Ocean Star Ship Private 2	Dongbuka No.41 Ship Investment Company	99.99	Korea	June 30	Other financial business
Dongbuka No.41 Ship Investment Company	WISDOM SHAPLEY 41 SHIPPING S.A. and 1 other	100.00	Panama	June 30	Renting of Transport Equipment
KB Insurance Co., Ltd.	Dongbu Private Fund 16th	89.52	Korea	June 30	Financial investment
	Hana Landchip Realestate Private Fund 58th	99.99	Korea	June 30	Financial investment
	Hyundai Aviation Private Fund 3rd	99.96	Korea	June 30	Financial investment
	Hyundai Power Private Fund 3rd	99.95	Korea	June 30	Financial investment
	Hyundai Power Professional Investment Type Private Investment Fund No.4	99.77	Korea	June 30	Financial investment
	KB U.S. LongShort Private Securities Fund 1	99.50	Korea	June 30	Financial investment
	Hyundai Infra Professional Investment Type Private Investment Trust No.5	99.79	Korea	June 30	Financial investment
Kookmin Bank	Personal pension trusts and 10 other trusts[1]	—	Korea	June 30	Trust

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.
[2]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.
[3]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.
[4]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

The condensed financial information of major subsidiaries as of June 30, 2017 and December 31, 2016, and for the six-month periods ended June 30, 2017 and 2016, is as follows:

(In millions of Korean won)
	June 30, 2017
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total comprehensive income for the period
Kookmin Bank[1]	~~W~~	317,856,392	~~W~~	293,443,112	~~W~~	24,413,280	~~W~~	9,220,435	~~W~~	1,209,229	~~W~~	1,447,771
KB Securities Co., Ltd.[1,2]		37,346,057		33,035,372		4,310,685		3,111,153		129,686		126,329
KB Insurance Co., Ltd.[1,2]		31,031,319		27,897,259		3,134,060		2,778,943		161,688		231,400
KB Kookmin Card Co., Ltd.[1]		16,625,624		12,751,372		3,874,252		1,625,004		153,549		159,310
KB Life Insurance Co., Ltd.[1]		9,017,431		8,456,960		560,471		670,741		20,617		10,906
KB Asset Management Co., Ltd.[1]		147,917		20,763		127,154		58,051		22,726		22,978
KB Capital Co.,Ltd.[1,2]		8,120,212		7,231,831		888,381		278,526		62,918		61,897
KB Savings Bank Co., Ltd.		1,098,921		915,806		183,115		33,620		6,919		6,427
KB Real Estate Trust Co., Ltd.		214,478		33,422		181,056		35,741		18,077		18,081
KB Investment Co., Ltd.[1]		312,071		170,665		141,406		23,197		(3,396)		(2,981)
KB Credit Information Co., Ltd.		27,439		8,394		19,045		15,879		(1,276)		(1,281)
KB Data System Co., Ltd.		33,135		18,394		14,741		47,830		398		359

(In millions of Korean won)
	December 31, 2016						June 30, 2016
	Assets		Liabilities		Equity		Operating income (revenue)		Profit for the period		Total comprehensive income for the period
Kookmin Bank[1]	~~W~~	307,066,370	~~W~~	283,741,368	~~W~~	23,325,002	~~W~~	9,325,665	~~W~~	743,186	~~W~~	845,791
KB Securities Co., Ltd. [1,2,3]		32,382,795		28,198,439		4,184,356		535,117		28,531		29,180
KB Kookmin Card Co., Ltd.[1]		15,772,036		11,807,038		3,964,998		1,475,050		153,273		154,587
KB Life Insurance Co., Ltd.[1]		8,887,413		8,337,849		549,564		794,686		10,266		34,147
KB Asset Management Co., Ltd.[1]		170,781		16,605		154,176		61,848		29,694		28,690
KB Capital Co.,Ltd.[2]		7,428,372		6,640,305		788,067		226,234		50,545		50,813
KB Savings Bank Co., Ltd.		1,078,130		895,921		182,209		30,253		4,131		4,204
KB Real Estate Trust Co., Ltd.		216,687		33,713		182,974		33,415		16,514		16,735
KB Investment Co., Ltd.[1]		315,878		168,491		147,387		28,287		5,397		3,663
KB Credit Information Co., Ltd.		27,973		7,647		20,326		18,626		43		41
KB Data System Co., Ltd.		27,037		12,655		14,382		31,947		161		141

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.
[3]	Operating income (revenue), profit and total comprehensive income are the amount of KB Investment & Securities Co., Ltd.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ~~W~~2,020,468 million to Able Ocean Co., Ltd. and other subsidiaries.

•	The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 6 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~306,616 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Changes in subsidiaries

The subsidiaries newly included in consolidation during the six-month period ended June 30, 2017, are as follows:

Company	Description

KB Insurance Co., Ltd. and 21 others	Holds over than a majority of the ownership interests

Able Jungdong Co., Ltd. and 26 others	Holds the power in the case of default or providing lines of credit or ABCP purchase commitments or is exposed to variable returns due to acquisition of subordinated debt

KB Haeoreum private securities investment trust 70(Bond) and 2 others	Exposed to variable returns due to the power that determines the management performance over the trust and holding significant amounts of the ownership interests.

The subsidiaries excluded from consolidation for the six-month period ended June 30, 2017, are as follows:

Company	Description

2014ABLEOPO 2ND Co., Ltd. and 23 others	Lost the right of variable returns due to the releasing debt

Wise Mobile Eighth Securitization Specialty Co., Ltd	Liquidated

KB Haeoreum private securities investment trust 45(Bond) and other	Repurchased

41. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; -Development trust -Mortgage trust -Management trust -Disposal trust -Distribution and management trust -Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company
Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

As of June 30, 2017 and December 31, 2016, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

(In millions of Korean won)	June 30, 2017
	Asset-backed securitization		Project financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated structured entity	~~W~~	99,723,042	~~W~~	32,511,421	~~W~~	828,397	~~W~~	83,276,729	~~W~~	13,202,600	~~W~~	229,542,189
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		2,380,026		74,225		—		379,451		—		2,833,702
Derivative financial assets		109		—		—		—		—		109
Loans		1,147,127		3,401,147		54,500		292,592		345,292		5,240,658
Financial investments		6,708,481		13,606		307		5,497,678		18,654		12,238,726
Investment in associates		—		2,022		—		223,185		—		225,207
Other assets		22,634		8,533		26,119		1,609		374		59,269
	~~W~~	10,258,377	~~W~~	3,499,533	~~W~~	80,926	~~W~~	6,394,515	~~W~~	364,320	~~W~~	20,597,671

Liabilities
Deposits	~~W~~	600,041	~~W~~	764,015	~~W~~	—	~~W~~	43,075	~~W~~	2,604	~~W~~	1,409,735
Other liabilities		16,857		—		—		13		—		16,870

	~~W~~	616,898	~~W~~	764,015	~~W~~	—	~~W~~	43,088	~~W~~	2,604	~~W~~	1,426,605

Maximum exposure to loss[1]
Holding assets	~~W~~	10,258,377	~~W~~	3,499,533	~~W~~	80,926	~~W~~	6,394,515	~~W~~	364,320	~~W~~	20,597,671
Purchase and investment commitments		760,332		—		—		1,353,911		—		2,114,243
Unused credit		2,473,086		—		—		721,043		44,578		3,238,707
Payment guarantee and loan commitments		285,280		1,401,767		—		—		—		1,687,047

	~~W~~	13,777,075	~~W~~	4,901,300	~~W~~	80,926	~~W~~	8,469,469	~~W~~	408,898	~~W~~	27,637,668

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan /Loan amount /Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Asset-backed securitization		Project financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated structured entity	~~W~~	95,829,740	~~W~~	22,529,407	~~W~~	588,267	~~W~~	33,606,036	~~W~~	4,723,822	~~W~~	157,277,272
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		677,658		75,477		—		25,253		—		778,388
Derivative financial assets		110		—		—		—		—		110
Loans		610,623		2,860,776		54,500		26,897		173,989		3,726,785
Financial investments		6,406,641		8,595		305		3,621,376		19,612		10,056,529
Investment in associates		—		728		—		227,203		—		227,931
Other assets		6,945		3,002		9,350		859		57		20,213

	~~W~~	7,701,977	~~W~~	2,948,578	~~W~~	64,155	~~W~~	3,901,588	~~W~~	193,658	~~W~~	14,809,956

Liabilities
Deposits	~~W~~	528,041	~~W~~	703,049	~~W~~	—	~~W~~	40,382	~~W~~	6,895	~~W~~	1,278,367
Other liabilities		658		—		—		—		—		658

	~~W~~	528,699	~~W~~	703,049	~~W~~	—	~~W~~	40,382	~~W~~	6,895	~~W~~	1,279,025

Maximum exposure to loss[1]
Holding assets	~~W~~	7,701,977	~~W~~	2,948,578	~~W~~	64,155	~~W~~	3,901,588	~~W~~	193,658	~~W~~	14,809,956
Purchase and investment commitments		726,375		—		—		1,607,542		—		2,333,917
Unused credit		2,701,254		—		—		—		33,500		2,734,754
Payment guarantee and loan commitments		290,100		1,475,760		—		—		—		1,765,860

	~~W~~	11,419,706	~~W~~	4,424,338	~~W~~	64,155	~~W~~	5,509,130	~~W~~	227,158	~~W~~	21,644,487

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

42. Related Party Transactions

Profit and loss arising from transactions with related parties for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)		2017		2016
Associates
KB Insurance Co., Ltd.[1]	Interest income	~~W~~	12	~~W~~	29
	Interest expense		202		552
	Fee and commission income		8,994		7,123
	Fee and commission expense		1,021		—
	Gains on financial assets/liabilities at fair value through profit or loss		796		1,590
	Losses on financial assets/liabilities at fair value through profit or loss		18,717		9,069
	Other operating income		16,743		10,620
	Other operating expense		633		1,602
	General and administrative expenses		5,601		6,477
	Reversal for credit loss		—		30
	Provision for credit loss		12		173
	Other non-operating income		51		47
	Other non-operating expense		—		35

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Balhae Infrastructure Company	Fee and commission income	3,853	4,229
Korea Credit Bureau Co., Ltd.	Interest expense	45	43
	Fee and commission income	714	869
	Fee and commission expense	1,214	971
	General and administrative expenses	1,260	1,145
	Provision for credit loss	1	1
UAMCO., Ltd.[2]	Interest expense	—	1
	Fee and commission income	—	5
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income	—	267
United PF 1st Recovery Private Equity Fund[2]	Interest expense	—	1
KB GwS Private Securities Investment Trust	Fee and commission income	422	452
Incheon Bridge Co., Ltd.	Interest income	5,909	6,900
	Interest expense	179	177
	Insurance income	76	—
	Reversal for credit loss	1	—
	Provision for credit loss	1	30
Jaeyang Industry Co., Ltd.	Reversal for credit loss	—	27
HIMS Co., Ltd.[2]	Interest income	—	28
	Gains on financial assets/liabilities at fair value through profit or loss	—	768
	Provision for credit loss	—	200
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income	194	254
Aju Good Technology Venture Fund	Interest expense	8	—
KB Star Office Private Real Estate Investment Trust No.1	Interest income	183	184
	Interest expense	27	42
	Fee and commission income	216	217
RAND Bio Science Co., Ltd.	Interest expense	11	—
Inno Lending Co., Ltd	Interest expense	1	—
KBIC Private Equity Fund No. 3 [2]	Interest expense	—	7
	Fee and commission income	38	132
SY Auto Capital Co., Ltd.	Interest income	429	267
	Interest expense	20	—
	Fee and commission income	20	20
	Fee and commission expense	1,611	—
	Insurance income	11	—
	Other operating income	310	1,248
	Other operating expense	46	64
	Reversal for credit losses	29	—
	Provision for credit losses	—	61
	Other non-operating income	47	250

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Kyobo 7 Special Purpose Acquisition Co., Ltd.[2]	Interest expense	1	—
	Provision for credit losses	44	—
Food Factory Co., Ltd.	Interest income	7	—
	Insurance income	1	—
	Provision for credit losses	44	—
KB Pre IPO Secondary Venture Fund 1st	Fee and commission income	28	—
KB Private Equity Fund III	Fee and commission income	137	—
Wise Asset Management Co., Ltd.	Interest expense	3	—
Acts Co., Ltd.	Interest income	120	—
	Losses on financial assets/liabilities at fair value through profit or loss	202	—
	Provision for credit losses	65	—
	General and administrative expenses	75	—
Korbi Co., Ltd.	Interest income	121	—
	Provision for credit losses	83	—
Dongjo Co., Ltd.	Reversal for credit losses	1	—
POSCO-KB Shipbuilding Restructuring Fund	Fee and commission income	12	—
KB No.5 Special Purpose Acquisition Company[2]	Interest income	—	35
	Interest expense	—	19
	Gains on financial assets/liabilities at fair value through profit or loss	—	354
	Reversal for credit loss	—	14
KB No.6 Special Purpose Acquisition Company[2]	Interest income	—	27
	Interest expense	—	14
	Gains on financial assets/liabilities at fair value through profit or loss	—	38
KB No.7 Special Purpose Acquisition Company[2]	Interest income	—	18
	Interest expense	—	18
	Gains on financial assets/liabilities at fair value through profit or loss	—	2,139
	Losses on financial assets/liabilities at fair value through profit or loss	—	51

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

KB No.8 Special Purpose Acquisition Company	Interest income	37	36
	Interest expense	19	17
	Gains on financial assets/liabilities at fair value through profit or loss	—	5
	Losses on financial assets/liabilities at fair value through profit or loss	88	101
	Reversal for credit loss	—	24
	Provision for credit loss	6	—
KB No.9 Special Purpose Acquisition Company	Interest income	37	36
	Interest expense	18	21
	Fee and commission income	—	473
	Losses on financial assets/liabilities at fair value through profit or loss	132	466
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,647
	Reversal for credit loss	—	24
	Provision for credit loss	6
KB No.10 Special Purpose Acquisition Company	Interest income	19	—
	Interest expense	11	—
	Losses on financial assets/liabilities at fair value through profit or loss	33	—
KB No.11 Special Purpose Acquisition Company	Interest income	11	—
	Fee and commission income	150
	Losses on financial assets/liabilities at fair value through profit or loss	6	—
	Gains on financial assets/liabilities at fair value through profit or loss	799	—
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	36	—
MJT&I Co., Ltd.	Interest income	—	2
Doosung Metal Co., Ltd.	Insurance income	1	—
Other
Retirement pension	Interest expense	2	476
	Fee and commission income	408	353

[1]	Although the entity became a subsidiary of the Group during the current half-year period its comparative information has been presented for reference.
[2]	Excluded from the Group’s related party as of June 30, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		June 30, 2017		December 31, 2016
Associates
KB Insurance Co., Ltd.[1]	Derivative financial assets	~~W~~	—	~~W~~	3,941
	Loans and receivables (Gross amount)		—		6,791
	Allowances for loan losses		—		9
	Other assets		—		23,341
	Derivative financial liabilities		—		13,545
	Deposits		—		9,883
	Debts		—		20,000
	Provisions		—		8
	Other liabilities		—		6,384
Balhae Infrastructure Company	Other assets		1,798		2,123
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)		19		14
	Deposits		7,881		26,827
	Provisions		1		—
	Other liabilities		389		255
JSC Bank CenterCredit[2]	Cash and due from financial institutions		—		8
KB GwS Private Securities Investment Trust	Other assets		212		673
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)		202,202		209,105
	Allowances for loan losses		331		331
	Other assets		789		821
	Deposits		42,527		38,556
	Provisions		3		3
	Other liabilities		566		166
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets		194		98
Jaeyang Industry Co., Ltd.	Loans and receivables (Gross amount)		519		303
	Allowances for loan losses		6		6
	Other assets		7		7
Aju Good Technology Venture Fund	Deposits		2,583		1,201
	Other liabilities		1		1
Ejade Co., Ltd.[2]	Deposits		—		2
Jungdo Co., Ltd.	Deposits		4		—
Dongjo Co., Ltd.	Loans and receivables (Gross amount)		246		—
	Allowances for loan losses		2		—
Dae-A Leisure Co., Ltd.	Deposits		466		—
	Other liabilities		13		—
Jungdong Steel Co., Ltd.	Deposits		3		3
KB Star Office Private Real Estate Investment Trust No.1	Loans and receivables (Gross amount)		10,000		10,000
	Other assets		138		136
	Deposits		6,287		6,682
	Other liabilities		30		50
RAND Bio Science Co., Ltd.	Deposits		1,708		2,356
	Loans and receivables (Gross amount)		8		1
	Other liabilities		12		12

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Inno Lending Co., Ltd	Deposits	1,342	1,902
isMedia Co.,Ltd[2]	Provisions	—	4
KBIC Private Equity Fund No. 3 [2]	Other assets	—	64
	Deposits	—	700
	Other liabilities	—	1
SY Auto Capital Co., Ltd.	Loans and receivables (Gross amount)	40,045	30,049
	Allowances for loan losses	32	32
	Other assets	103	108
	Deposits	22	3,997
	Provisions	—	29
	Other liabilities	410	70
Food Factory Co., Ltd.	Loans and receivables (Gross amount)	507	—
	Allowances for loan losses	44	—
	Deposits	489	—
KB Pre IPO Secondary Venture Fund 1st	Other assets	1	—
Builton Co., Ltd.	Loans and receivables (Gross amount)	1	—
	Deposits	260	—
	Other liabilities	1
Wise Asset Management Co., Ltd.	Deposits	316	—
	Other liabilities	1	—
Acts Co., Ltd.	Deposits	46	—
	Loans and receivables (Gross amount)	1,883	—
	Allowances for loan losses	164	—
	Derivative financial assets	18	—
	Intangible assets	1,350	—
	Other liabilities	1	—
POSCO-KB Shipbuilding Restructuring Fund	Other assets	12	—
Korbi Co., Ltd.	Loans and receivables (Gross amount)	2,462	—
	Allowances for loan losses	215	—
KB No.8 Special Purpose Acquisition Company	Derivative financial assets	2,205	2,235
	Loans and receivables (Gross amount)	2,258	2,490
	Allowances for loan losses	6	—
	Deposits	2,373	2,342
	Other liabilities	2	3
KB No.9 Special Purpose Acquisition Company	Derivative financial assets	2,308	2,441
	Loans and receivables (Gross amount)	2,317	2,584
	Allowances for loan losses	6	—
	Deposits	2,353	2,399
	Other liabilities	24	6
KB No.10 Special Purpose Acquisition Company	Derivative financial assets	1,665	1,698

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

	Loans and receivables (Gross amount)	1,330	1,495
	Deposits	1,716	1,754
	Other liabilities	18	8
KB No.11 Special Purpose Acquisition Company	Derivative financial assets	1,263	135
	Loans and receivables (Gross amount)	934	790
Key management	Loans and receivables (Gross amount)	1,541	1,982
	Other assets	2	2
	Deposits	10,719	8,217
	Insurance contract liabilities	193	413
	Other liabilities	122	139
Other
Retirement pension	Other assets	322	304
	Deposits	—	1,464
	Other liabilities	9	16,497

[1]	The amounts are not disclosed because the entity is classified as a subsidiary of the Group for the six-month period ended June 30, 2017.
[2]	The amounts are not disclosed as these are excluded from the Group’s related party as of June 30, 2017.

According to Korean IFRS 1024, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the interim consolidated financial statements. See Note 12 for details on investments in associates.

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

Significant loan transactions with related parties for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
KB Insurance Co., Ltd.[2]	~~W~~	6,791	~~W~~	—	~~W~~	—	~~W~~	(6,791)	~~W~~	—
Korea Credit Bureau Co., Ltd.		14		5		—		—		19
Incheon Bridge Co., Ltd.		209,105		11		(6,914)		—		202,202
Jaeyang Industry Co., Ltd.		303		—		—		216		519
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
RAND Bio Science Co., Ltd.		1		7		—		—		8
SY Auto Capital Co., Ltd.		30,049		19,996		(10,000)		—		40,045
Food Factory Co., Ltd.		—		500		—		—		500
Builton Co., Ltd.		—		1		—		—		1
KB No.8 Special Purpose Acquisition Company		2,490		—		—		—		2,490
KB No.9 Special Purpose Acquisition Company		2,584		—		—		—		2,584
KB No.10 Special Purpose Acquisition Company		1,495		—		—		—		1,495
KB No.11 Special Purpose Acquisition Company		790		—		—		—		790

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	2016[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	5,013	~~W~~	399	~~W~~	—	~~W~~	—	~~W~~	5,412
Hyundai Securities Co., Ltd. [3]		—		—		—		2,217		2,217
Korea Credit Bureau Co., Ltd.		19		—		(1)		—		18
UAMCO., Ltd. [3]		5		—		(5)		—		—
Incheon Bridge Co., Ltd.		231,674		4,006		(20,798)		—		214,882
Jaeyang Industry Co., Ltd.		—		—		—		1,511		1,511
HIMS Co., Ltd.[3]		—		3,500		—		—		3,500
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
SY Auto Capital Co., Ltd.		34		30,002		—		—		30,036
KB No.5 Special Purpose Acquisition Company[3]		2,180		—		—		—		2,180
KB No.6 Special Purpose Acquisition Company[3]		1,710		—		—		(1,710)		—
KB No.7 Special Purpose Acquisition Company[3]		1,250		—		—		—		1,250
KB No.8 Special Purpose Acquisition Company		2,490		—		—		—		2,490
KB No.9 Special Purpose Acquisition Company		2,584		—		—		—		2,584

[1]	Transactions and balances arising from operating activities between related parties; such as, payments, are excluded.
[2]	The amounts are not disclosed because the entity is classified as a subsidiary of the Group for the six-month period ended June 30, 2017.
[3]	Excluded from the Group’s related party as of June 30, 2017.

Unused commitments to related parties as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		June 30, 2017		December 31, 2016
Associates
KB Insurance Co., Ltd.[1]	Commitments of derivative financial instruments	~~W~~	—	~~W~~	251,833
	Unused commitments of credit card		—		20,859
Balhae Infrastructure Company	Purchase of security investment		13,371		13,371
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		111		116

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment	2,150	2,150
KB GwS Private Securities Investment Trust	Purchase of security investment	876	876
Aju Good Technology Venture Fund	Purchase of security investment	16,269	18,000
Incheon Bridge Co., Ltd.	Loan commitments in Korean won	50,000	50,000
	Unused commitments of credit card	78	89
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment	12,550	12,550
SY Auto Capital Co., Ltd.	Loan commitments in Korean won	3	20,000
	Unused commitments of credit card	102	101
isMedia Co.,Ltd[2]	Loan commitments in Korean won	—	1,260
KB No.8 Special Purpose Acquisition Company	Unused commitments of credit card	10	—
KB No.9 Special Purpose Acquisition Company	Unused commitments of credit card	1	1
KB No.10 Special Purpose Acquisition Company	Unused commitments of credit card	5	4
RAND Bio Science Co., Ltd.	Unused commitments of credit card	17	24
Builton Co., Ltd.	Unused commitments of credit card	4	—
Food Factory Co., Ltd.	Unused commitments of credit card	11	—
Key management	Loan commitments in Korean won	1,027	898

[1]	The amounts are not disclosed because the entity is classified as a subsidiary of the Group for the six-month period ended June 30, 2017.
[2]	The amounts are not disclosed as these are excluded from the Group’s related party as of June 30, 2017.

Compensation to key management for the six-month periods ended June 30, 2017 and 2016, consists of:

(In millions of Korean won)
	2017
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,040	~~W~~	32	~~W~~	1,361	~~W~~	2,433
Registered directors (non-executive)		402		—		—		402
Non-registered directors		4,217		150		5,920		10,287

	~~W~~	5,659	~~W~~	182	~~W~~	7,281	~~W~~	13,122

(In millions of Korean won)
	2016
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	420	~~W~~	31	~~W~~	(534)	~~W~~	(83)
Registered directors (non-executive)		407		—		—		407
Non-registered directors		3,070		104		2,393		5,567

	~~W~~	3,897	~~W~~	135	~~W~~	1,859	~~W~~	5,891

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of assets pledged as collateral to related parties as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		June 30, 2017				December 31, 2016
		Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
Associates
KB Insurance Co., Ltd.[1]	Land and buildings	~~W~~	—	~~W~~	—	~~W~~	217,369	~~W~~	26,000
	Investment securities		—		—		50,000		50,000

[1]	The amounts are not disclosed because the entity is classified as a subsidiary of the Group for the six-month period ended June 30, 2017.

Collateral received from related parties as of June 30, 2017 and December 31, 2016, is as follows:

(In millions of Korean won)		June 30, 2017		December 31, 2016
Associates
KB Insurance Co., Ltd.[1]	Investment securities	~~W~~	—	~~W~~	50,000
Incheon Bridge Co., Ltd.	Fund management account for standby loan commitment		65,000		65,000
KB Star Office Private Real Estate Investment Trust No.1	Real estate		13,000		13,000
Key management	Time deposits and others		208		251
	Real estate		2,460		2,759

[1]	The amounts are not disclosed because the entity is classified as a subsidiary of the Group for the six-month period ended June 30, 2017.

As of June 30, 2017, Incheon Bridge Co., Ltd., a related party, provided fund management account, civil engineering completed risk insurance, shares and management rights as senior collateral amounting to ~~W~~816,400 million to a financial syndicate that consists of the Group and four other institutions, and provided subordinated collateral amounting to ~~W~~201,100 million to subordinated debt holders that consist of the Group and two other institutions

43. Business Combination

43.1 The Acquisition of Shares of KB Insurance Co., Ltd.

On May 19, 2017, the Group acquired 36,237,649 shares out of all outstanding shares of KB Insurance Co., Ltd., and this share acquisition increased the Group’s ownership of KB Insurance Co., Ltd. from 39.81% to 94.30%. Therefore, KB Insurance Co., Ltd. became a subsidiary to the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

The following table summarizes the consideration paid for business combination, and the fair value of assets acquired, liabilities assumed:

(In millions of Korean won)	2017
Consideration
Fair value of existing holdings at the time of stock exchange	~~W~~	1,425,743
Equity securities(=36,237,649 shares X ~~W~~33,000)		1,195,842

Total consideration transferred	~~W~~	2,621,585

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	~~W~~	547,889
Financial assets at fair value through profit or loss		1,095,668
Available-for-sale financial assets		9,186,062
Held-to-maturity financial assets		4,616,377
Loans		6,604,530
Other receivables		767,458
Property plant and equipment(included Investment property)		895,141
Intangible assets		2,434,049
Other assets		4,187,919

Total Assets		30,335,093

Insurance contract liabilities		22,889,439
Financial liabilities		625,850
Other liabilities		3,905,189

Total liabilities		27,420,478

Total identifiable net assets	~~W~~	2,914,615

Non-controlling interests		170,044
Gains on bargain purchase		122,986

A gain on bargain purchase is recognized as a result of the business combination, and the Group recognized the gain as other non-operating income in the consolidated statement of comprehensive income.

Details of loans acquired are as follows:

(In millions of Korean won)	2017
Fair value of loans	~~W~~	6,604,530
Contractual total amount of loan receivables		6,651,314
Contractual cash flows that are not expected to be recovered		(59,906)

Details of intangible assets recognized as a result of business combinations are as follows:

(In millions of Korean won)	2017
Value of business acquired (VOBA)[1]	~~W~~	2,395,291
Others[2]		38,758

	~~W~~	2,434,049

[1]	In accordance with Korean IFRS 1104, an indirect method of intrinsic value is applied to the measurement of VOBA. The valuation of the liabilities to identify the intrinsic value of the financial statements, in the case of business combination or pre-contract, is separated from insurance liability, and is classified and presented as intangible asset. VOBA is a similar concept to Present value of in force business (PVIF) and Present value of future profits (PVFP or PVP). The intangible assets from intrinsic values is calculated through the Actuarial model and Cash flow that were originally used to calculate the Embedded Value.
[2]	Memberships, software, development costs and other intangible assets were previously held by KB Insurance Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

In 2017, the Group measured 39.81% of KB Insurance Co., Ltd.’s equity interest held before the business combination at fair value and recognized ~~W~~1,806 million as a loss on investment in the consolidated statements of income.

After the acquisition date, operating income and net income of KB Insurance Co., Ltd. were ~~W~~208,516 million and ~~W~~161,688 million, respectively.

If KB Insurance Co., Ltd. was consolidated from the beginning of the current period, the operating profit and profit for the period of the Group would be ~~W~~335,652 million and ~~W~~261,671 million, respectively, in the consolidated statement of comprehensive income.

43.2 The Results of VOBA Sensitivity Analysis

The results of the sensitivity analysis from changes in assumption applied to calculate the value (VOBA) of acquired business recognized by business combination are as follows:

(In millions of Korean won)	June 30, 2017
	Assumption change		VOBA outputs		Gain or losses from evaluation
Standard amount			~~W~~	2,395,291	~~W~~	—
Loss ratio	+10%			1,020,243		(1,375,048)
	-10%			3,770,338		1,375,047
Surrenders and termination rates	+10%			2,425,348		30,057
	-10%			2,360,035		(35,256)
Insurance operating expenses ratio	+10%			2,256,197		(139,094)
	-10%			2,534,384		139,093
Return on investment	+0.5	%p		3,153,368		758,077
	-0.5	%p		1,576,618		(818,673)
Discount rate	+0.5	%p		2,250,386		(144,905)
	-0.5	%p		2,551,657		156,366

43.3 Insurance Risk at the Time of Business Combination

43.3.1 Overview

Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with acceptance of insurance contract and payment of claims, and is classified as the insurance price risk and the reserves risk. The insurance price risk is the risk of loss that might occur when the actual risk exceeds the expected risk rate or expected insurance operating expenses ratios in calculation of premiums. It is the risk of loss that arises from differences between actual payment of claims and premiums received from policyholders. The reserves risk is the risk that arises due to a deficit in reserves at the date of assessment, making KB Insurance Co., Ltd. unable to cover the actual claims payment in the future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

43.3.2 Purposes, policies and procedures to manage risk arising from insurance contracts

The risks associated with insurance contract that KB Insurance Co., Ltd. faces are the insurance actuarial risk and the acceptance risk. Each risk occurs due to insurance contract’s pricing and conditions of acceptance. In order to minimize acceptance risk, KB Insurance Co., Ltd. establishes guidelines and procedure for acceptance and out lines specific conditions for acceptance by product. In addition, expected risk level at the date of pricing is compared with actual risk of contracts after acceptance and the interest rate is adjusted accordingly, conditions of sale is changed, sale of goods is interrupted and other measures are taken in order to reduce insurance actuarial risk. KB Insurance Co., Ltd. has a committee to discuss status of product acceptance risk and interest rate policy. The committee decides important matters to set the processes that allow minimizing the insurance actuarial risk, the acceptance risk and other business related risk.

In addition, according to reinsurance operating standards, KB Insurance Co., Ltd. establishes an operating strategy of reinsurance for large claims expense due to unexpected catastrophic events. KB Insurance Co., Ltd. supports so that policyholders are safe and KB Insurance Co., Ltd.’s stable profit can be achieved. For the long-term goal, KB Insurance Co., Ltd. manages risk at a comprehensive level to keep its value at the maximum

KB Insurance Co., Ltd.’s entire risk is calculated by using RBC method. KB Insurance Co., Ltd. sets the risk appetite limits in order that the calculated risk level is maintained at an appropriate level compared to available capital. Portfolio of assets and products are monitored to improve profit compared to risk.

43.3.3 Exposure to insurance price risk

According to RBC standard, exposure to insurance price risk is defined as net written premiums for prior 1 year that is calculated by adding and subtracting original insurance premium, assumed reinsurance premium and ceded reinsurance premium.

	2017
(In millions of won)	Direct insurance		Inward reinsurance		Outward reinsurance		Total
General	~~W~~	908,992	~~W~~	81,311	~~W~~	579,954	~~W~~	410,349
Automobile		1,984,178		—		40,486		1,943,692
Long-term		1,845,647		—		250,459		1,595,188

	~~W~~	4,738,817	~~W~~	81,311	~~W~~	870,899	~~W~~	3,949,229

43.3.4 Concentration of Insurance risk

KB Insurance Co., Ltd. is selling general non-life insurances (fire, maritime, injury, technology, liability, package, title, guarantee and special type insurances), automobile insurances (for private use, for hire, for business, bicycle and other), long-term insurances (long-term non-life, property damage, injury, driver, savings, illness, nursing and pension) and various other insurances. KB Insurance Co., Ltd.’s risk is distributed through reinsurance, joint acceptance and diversified selling. In addition, insurances that cover serious damage of risk, although with rare possibility of the occurrence of disaster, such as storm and flood insurance are limited, and KB Insurance Co., Ltd. controls the risk through joint acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

43.3.5 Loss development tables

KB Insurance Co., Ltd. uses claim development of payments and the estimated ultimate claims for the accident years in order to maintain overall reserve adequacy in respect of general, automobile and long-term insurance. When the estimated ultimate claims are greater than claim payments, KB Insurance Co., Ltd. establishes additional reserves. Loss development tables are as follows:

General Insurance

(In millions of won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of gross ultimate claims (A)
2012.4.1 ~ 2013.3.31	~~W~~	155,846	~~W~~	188,494	~~W~~	194,197	~~W~~	198,574	~~W~~	197,475
2013.4.1 ~ 2014.3.31		168,274		196,711		198,849		198,251		—
2014.4.1 ~ 2015.3.31		121,300		141,807		143,129		—		—
2015.4.1 ~ 2016.3.31		126,747		150,115		—		—		—
2016.4.1 ~ 2017.3.31		148,162		—		—		—		—

		720,329		677,127		536,175		396,825		197,475

Gross cumulative claim payments (B)
2012.4.1 ~ 2013.3.31		118,748		172,826		185,043		190,131		191,849
2013.4.1 ~ 2014.3.31		129,198		175,994		189,194		191,700		—
2014.4.1 ~ 2015.3.31		88,311		126,826		135,437		—		—
2015.4.1 ~ 2016.3.31		93,964		136,169		—		—		—
2016.4.1 ~ 2017.3.31		107,770		—		—		—		—

		537,991		611,815		509,674		381,831		191,849

Difference (A-B)	~~W~~	182,338	~~W~~	65,312	~~W~~	26,501	~~W~~	14,994	~~W~~	5,626

Automobile Insurance

(In millions of won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2010.4.1 ~ 2011.3.31	~~W~~	1,025,148	~~W~~	1,041,743	~~W~~	1,049,759	~~W~~	1,053,279	~~W~~	1,053,674	~~W~~	1,054,482	~~W~~	1,055,616
2011.4.1 ~ 2012.3.31		1,103,363		1,118,764		1,125,789		1,130,637		1,132,811		1,134,588		—
2012.4.1 ~ 2013.3.31		1,129,311		1,151,262		1,160,820		1,166,840		1,169,692		—		—
2013.4.1 ~ 2014.3.31		1,124,402		1,154,322		1,164,003		1,174,204		—		—		—
2014.4.1 ~ 2015.3.31		1,205,298		1,224,037		1,236,693		—		—		—		—
2015.4.1 ~ 2016.3.31		1,242,591		1,257,538		—		—		—		—		—
2016.4.1 ~ 2017.3.31		1,292,711		—		—		—		—		—		—

		8,122,824		6,947,666		5,737,064		4,524,960		3,356,177		2,189,070		1,055,616

Gross cumulative claim payments(B)
2010.4.1 ~ 2011.3.31		898,401		1,010,255		1,033,873		1,043,730		1,048,664		1,050,860		1,051,681
2011.4.1 ~ 2012.3.31		954,486		1,079,455		1,106,620		1,120,852		1,128,085		1,130,188		—
2012.4.1 ~ 2013.3.31		963,250		1,112,141		1,140,658		1,154,668		1,160,801		—		—
2013.4.1 ~ 2014.3.31		948,421		1,105,324		1,137,731		1,155,656		—		—		—
2014.4.1 ~ 2015.3.31		1,007,236		1,180,056		1,210,707		—		—		—		—
2015.4.1 ~ 2016.3.31		1,042,046		1,208,525		—		—		—		—		—
2016.4.1 ~ 2017.3.31		1,079,668		—		—		—		—		—		—

		6,893,508		6,695,756		5,629,589		4,474,906		3,337,550		2,181,048		1,051,681

Difference (A-B)	~~W~~	1,229,316	~~W~~	251,910	~~W~~	107,475	~~W~~	50,054	~~W~~	18,627	~~W~~	8,022	~~W~~	3,935

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Long-term Insurance

(In millions of won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of gross ultimate claims (A)
2012.4.1 ~ 2013.3.31	~~W~~	648,694	~~W~~	871,989	~~W~~	897,650	~~W~~	902,898	~~W~~	904,400
2013.4.1 ~ 2014.3.31		737,540		999,838		1,029,937		1,035,705		—
2014.4.1 ~ 2015.3.31		822,235		1,106,997		1,138,537		—		—
2015.4.1 ~ 2016.3.31		945,954		1,286,361		—		—		—
2016.4.1 ~ 2017.3.31		1,102,183		—		—		—		—

		4,256,606		4,265,185		3,066,124		1,938,603		904,400

Gross cumulative claim payments (B)
2012.4.1 ~ 2013.3.31		606,551		859,742		889,948		898,142		901,629
2013.4.1 ~ 2014.3.31		696,685		984,891		1,021,364		1,032,301		—
2014.4.1 ~ 2015.3.31		770,283		1,090,501		1,130,781		—		—
2015.4.1 ~ 2016.3.31		892,901		1,271,183		—		—		—
2016.4.1 ~ 2017.3.31		1,051,471		—		—		—		—

		4,017,891		4,206,317		3,042,093		1,930,443		901,629

Difference (A-B)	~~W~~	238,715	~~W~~	58,868	~~W~~	24,031	~~W~~	8,160	~~W~~	2,771

43.3.6 Liquidity risk of insurance contracts

Liquidity risk arising from insurance contracts is the increase in refunds at maturity caused by concentrations of maturity, the increase in surrender values caused by unexpected amounts in cancellation and the increase in payments of claims caused by catastrophic events. KB Insurance Co., Ltd. manages payment of refunds payable at maturity by analysing maturity of insurance.

Premium reserve’s maturity structure as of the business combination is as follows:

	2017
(In millions of won)	Within 1 year		1~5 years		5~10 years		10~20 years		More 20 years		Total
Long-term insurance non participating
Non-linked	~~W~~	54,301	~~W~~	202,759	~~W~~	185,691	~~W~~	76,049	~~W~~	97,970	~~W~~	616,770
Linked		457,494		2,311,040		2,256,942		1,240,524		8,991,508		15,257,508

		511,795		2,513,799		2,442,633		1,316,573		9,089,478		15,874,278

Annuity
Non-linked		10		143		1,775		4,109		1,490		7,527
Linked		183		44,147		276,785		1,025,511		2,066,527		3,413,153

		193		44,290		278,560		1,029,620		2,068,017		3,420,680

Asset-linked
Linked		—		27,059		—		—		—		27,059
Total
Non-linked		54,311		202,902		187,466		80,158		99,460		624,297
Linked		457,677		2,382,246		2,533,727		2,266,035		11,058,035		18,697,720

	~~W~~	511,988	~~W~~	2,585,148	~~W~~	2,721,193	~~W~~	2,346,193	~~W~~	11,157,495	~~W~~	19,322,017

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

43.3.7 Credit risk of insurance contract

Credit risk of insurance contract is the economic loss arising from non-performing contractual obligations due to decline in credit ratings or default. Through strict internal review, KB Insurance Co., Ltd. cedes insurance contracts to the insurers rated above BBB- of S&P rating.

As of business combination date, there are 219 reinsurance companies that deal with KB Insurance Co., Ltd., and the top three insurance companies’ concentration and credit ratings are as follows:

Reinsurance company	Ratio	Credit rating
KOREANRE	66.60%	AA
STARR INTERNATIONAL	3.41%	AA+
SWISSREINSURANCE	3.22%	AAA

Exposures to credit risk related to reinsurance as of business combination date were as follows:

(In millions of won)	2017
Reinsurance assets[1]	~~W~~	730,251
Net receivables from reinsurers[2]		44,443

	~~W~~	774,694

[1]	Net carrying amounts that deduct impairment loss
[2]	Net carrying amounts of each reinsurance company that offsets reinsurance accounts receivable and reinsurance accounts payable and deduct allowance for loan losses

43.3.8 Interest risk of insurance contract

The interest rate risk exposure from KB Insurance Co., Ltd.’s insurance contracts is the risk of unexpected losses in net interest income or net assets arising from changes in interest rates and it is managed to minimize the loss experienced. For long-term, non-life insurance contracts, KB Insurance Co., Ltd. calculates exposure of interest-bearing assets and interest-bearing liabilities. Liabilities exposure is premium reserves after subtracting costs of termination deductions. Asset exposure is interest-bearing assets. Assets that receive only fees without interest are excluded from interest bearing assets. Exposures to interest rate risk are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Exposure to interest rate risk

(In millions of won)	2017
Liabilities
Fixed interest rate	~~W~~	622,570
Variable interest rate		18,268,800

		18,891,370

Assets
Due from banks		319,960
Financial assets at fair value through profit or loss		386,040
Available-for-sale financial assets		6,660,182
Held-to-maturity financial assets		4,143,851
Loans		6,465,291

	~~W~~	17,975,324

Measurement and recognition method

Duration is used to measure interest rate risk within risk based solvency test. ALM system for risk based solvency test is utilized to manage interest rate risk internally. In addition, Risk Management Committee sets ALM strategy every year to manage interest rate risk.

Sensitivity to changes in interest rates

Generally, when interest rates rise, the value and duration of assets and liabilities fall, when interest rates fall, value and duration of assets and liabilities increase. When duration of assets is shorter than duration of liabilities, the interest risk is increased if the interest rates fall since increased asset value is smaller than liabilities increase.

Negative spread risk control

To control interest expenses from other liabilities and investment incomes from assets, KB Insurance Co., Ltd. publicizes its interest rate considering market interest rate and return on invested insurance assets of KB Insurance Co., Ltd.

44. Event after the Reporting Period

After the tender offers, in order to increase its equity interest in KB Capital and KB Insurance to 100% and to convert such entities to wholly owned subsidiaries, the Group conducted comprehensive stock swaps with the remaining ordinary shares of KB Financial Group Inc. with the resolution of the Board of Directors in April 2017. Comprehensive stock swaps were completed in July 2017.